SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. y A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2011 and on September 30, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free Translation of the Unaudited Financial Statements

Corresponding to the three-month periods

ended September 30, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

the publication in Argentina

Unaudited Consolidated Financial Statements

corresponding to the three-month periods

ended September 30, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 78 started on July 1, 2011

Unaudited Financial Statements for the period ended September 30, 2011

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(In thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor – Ciudad Autónoma de Buenos Aires

Principal Activity:	Agricultural, livestock, and real-state.

Section I.	DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19th, 1937

Of the latest amendment:	July 28th, 2008

Section II.	Due date:

Duration of the Company:	June 6th, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)
SHARES
Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,534	501,562,534	501,562,534

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Consolidated Balance Sheet as of September 30, 2011 and 2010 and June 30, 2011

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2011 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)	September 30, 2010 (Notes 1 and 2)		September 30, 2011 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)	September 30, 2010 (Notes 1 and 2)
ASSETS				LIABILITIES
CURRENT ASSETS				CURRENT LIABILITIES
Cash and banks (Note 4.a.)	339,740	193,949	95,711	Trade accounts payable (Note 4.i.)	405,959	473,229	271,882
Investments (Note 4.b.)	528,011	575,061	539,908	Short-term debt (Note 4.j.)	1,389,528	1,316,232	681,973
Trade accounts receivable, net (Note 4.c.)	425,002	452,771	265,177	Salaries and social security payable (Note 4.k.)	58,712	82,877	43,142
Other receivables (Note 4.d.)	273,199	291,846	195,696	Taxes payable (Note 4.l.)	119,881	135,804	78,791
Inventories (Note 4.e.)	735,362	751,961	447,728	Customers advances (Note 4.m.)	272,070	269,555	226,586

Total Current Assets	2,301,314	2,265,588	1,544,220	Other liabilities (Note 4.n.)	92,883	81,880	58,674

				Provisions for lawsuits and contingencies (Note 4.o.)	4,856	4,615	1,347

				Total Current Liabilities	2,343,889	2,364,192	1,362,395

				NON-CURRENT LIABILITIES
NON-CURRENT ASSETS				Trade accounts payable (Note 4.i.)	13,677	12,145	24,458
Trade accounts receivable (Note 4.c.)	63,295	32,699	16,774	Customers advances (Note 4.m.)	96,679	94,244	89,112
Other receivables (Note 4.d.)	392,929	326,625	319,674	Long-term debt (Note 4.j.)	2,302,883	2,086,305	1,594,135
Inventories (Note 4.e.)	294,892	357,607	202,490	Salaries and social security payable (Note 4.k.)	581	635	—
Investments on equity investees (Note 4.b.)	2,056,545	2,077,219	2,044,240	Taxes payable (Note 4.l.)	615,700	579,336	292,019
Other Investments (Note 4.b.)	1,538	1,682	1,257	Other liabilities (Note 4.n.)	32,505	21,624	75,661
Property and Equipment, net (Note 4.f.)	5,176,037	5,333,109	3,315,952	Provisions for lawsuits and contingencies (Note 4.o.)	17,892	14,952	9,620

Intangible assets, net (Note 4.g.)	86,677	79,945	75,342	Total Non-Current Liabilities	3,079,917	2,809,241	2,085,005

Subtotal Non-Current Assets	8,071,913	8,208,886	5,975,729	Total Liabilities	5,423,806	5,173,433	3,447,400

Goodwill, net (Note 4.h.)	(713,547)	(741,056)	(384,157)	Minority interest	2,097,243	2,346,448	1,644,254

Total Non-Current Assets	7,358,366	7,467,830	5,591,572	SHAREHOLDER´S EQUITY	2,138,631	2,213,537	2,044,138

Total Assets	9,659,680	9,733,418	7,135,792	Total Liabilities and Shareholders’ Equity	9,659,680	9,733,418	7,135,792

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G Elsztain Vice president II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Income

Corresponding to the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2011	September 30, 2010
Agricultural production income (Note 5)	140,813	35,143
Cost of agricultural production (Note 5)	(122,560)	(35,345)

Production gain (loss) – Agricultural business	18,253	(202)

Sales – crops, beef cattle, milk and others (Note 5)	257,516	90,580
Sales of farms (Note 5)	66,555	71,096
Cost of sales – crops, beef cattle, milk and others (Note 5)	(231,849)	(80,770)
Costs of sales of farm (Note 5)	(32,248)	(21,652)

Sales profit – Agricultural business	59,974	59,254

Sales of slaughtering and feed lot (Note 5)	43,729	—
Cost of slaughtering and feed lot (Note 5)	(43,886)	—

Sales (loss) – Slaughtering and feed lot business	(157)	—

Sales and development of properties (Note 5)	55,421	10,979
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	288,071	296,298
Cost of sales and development of properties (Note 5)	(49,810)	(5,972)
Costs of lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	(82,219)	(100,925)

Sales profit – Real estate business	211,463	200,380

Gross profit – Agricultural business	78,227	59,052

Gross loss – Slaughtering and Feed lot Business	(157)	—

Gross profit – Real estate business	211,463	200,380

Gross profit	289,533	259,432

Selling expenses (Note 5)	(50,168)	(46,178)
Administrative expenses (Note 5)	(77,852)	(60,206)
Gain from recognition of inventories at net realizable value (Note 5)	13,648	13,453
Unrealized gain (Note 4.p.)	16,514	11,935
Net gain from retained interest in consumer finance trusts (Note 5)	—	5,213

Operating gain	191,675	183,649

Amortization of goodwill	15,985	9,599
Financial results:
Generated by assets:
Exchange gain	10,627	10,277
Interest income (Note 4.q.)	34,247	8,580
Other unrealized loss (Note 4.q.)	(57,388)	(18,055)

Subtotal	(12,514)	802

Generated by liabilities:
Exchange loss	(59,640)	(12,710)
Loans and convertible notes	(90,829)	(63,220)
Other unrealized (loss) gain (Note 4.q.)	(4,286)	779

Subtotal	(154,755)	(75,151)

Total Financial results	(167,269)	(74,349)

Gain on participation in equity investees	9,120	15,233
Other income and expenses, net (Note 4.r.)	(8,103)	(5,236)
Management fee	(116)	(5,761)

Net income before income tax and minority interest	41,292	123,135

Income tax and minimum presumed income tax	(23,809)	(23,946)
Minority interest	(16,445)	(47,339)

Net income for the period	1,038	51,850

Earnings per share:
Basic net gain per share (Note 9 to the basic financial statements)	0.0020	0.10
Diluted net gain per share (Note 9 to the basic financial statements)	0.0018	0.09

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G Elsztain
Vice president II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flow

Corresponding to the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2011	September 30, 2010
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	705,544	175,653
Cash and cash equivalents at the end of the period	791,720	503,338

Increase net in cash and cash equivalents	86,176	327,685

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	1,038	51,850
Income tax	23,809	23,946
Accrued interest	82,743	44,005
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(9,120)	(15,233)
Minority interest	16,445	47,339
Increase in allowances and provisions	12,875	25,272
Depreciation and amortization	58,110	44,978
Unrealized gain on Inventories	(16,514)	(11,935)
Financial results	86,833	45,879
Loss from sales of fixed assets	25,444	13,977
Adjustment valuation to net realizable value in other assets	(13,648)	(13,453)
Amortization of goodwill	(15,985)	(9,599)
Reserve long-term incentive program	2,286	—
Gain from sales of intangible assets	(535)	—
Changes in operating assets and liabilities
Increase in trade accounts receivable, leases and services	(5,231)	(62,672)
Increase in other receivables	(34,105)	(91,523)
Decrease (Increase) in inventories	68,312	(21,563)
Increase in intangible assets	(543)	(1,117)
Decrease in social security payables, taxes payable and customers advances	(29,123)	(28,970)
(Decrease) Increase in trade accounts payable	(74,122)	39,578
Increase in other liabilities	18,116	18,907

Cash flows provided by operating activities	197,085	99,666

Investing activities
Dividends collected	3,070	2,116
Increase in non-current investments	(28,942)	(44,493)
Increase in interest on equity investees	(139,786)	(42,468)
(Outflows) Inflows for the acquisition/sale of shares, net	(6,651)	57,508
Advances for purchase of shares of Arcos del Gourmet S.A.	—	(29,438)
Payment of financed purchase	—	(3,950)
Acquisition and upgrading of fixed assets	(58,781)	(25,669)
Acquisition of undeveloped parcels of lands	(243)	(34,932)
(Increase) collection of loans granted	—	41
Loans granted to related companies Law No. 19,550 Section 33 and related parties	(4,334)	15,362

Cash flows applied to investing activities	(235,667)	(105,923)

Alejandro G Elsztain
Vice president II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)

Corresponding to the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2011	September 30, 2010
Financing activities
Issuance of non-convertible notes	245,807	712,373
Increase in loans	107,516	113,874
Decrease in loans	(125,916)	(430,850)
Decrease in mortgages payable	—	(25,366)
Payment of financial interest	(95,864)	(36,563)
Contributions from minority shareholders	3,036	474
Canceling financed purchases	(9,821)	—

Cash flows provided by financing activities	124,758	333,942

Net increase in cash and cash equivalents	86,176	327,685

The accompanying notes are an integral part of the consolidated financial statements

	September 30, 2011	September 30, 2010
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	59	290
Increase in property and equipment through an increase in trade accounts payable	—	5,352
Transitory conversion differences subsidiaries	(69,613)	24,817
Undeveloped parcels of land transferred to inventory	—	3,030
Increase in inventories through a decrease in property and equipment	5,893	—
Issuance of certificates of participation	—	18,786
Decrease in inventories through a decrease in customers advances	—	1,920
Increase in related parties interest through a decrease in other receivables	—	36,036
Decrease in inventories through a decrease in trade accounts payable	11,970	—
Increase in inventories through a decrease in trade accounts payable	2,738	—
Decrease in intangible assets through a decrease in trade accounts payable	1,153	—
Increase in non-current investments through an increase in other liabilities	—	6,053
Increase in property and equipment through an increase in trade accounts payable	9,469	—
Increase in property and equipment a through an increase in loan term debts	—	53,896
Complementary information		—
Income tax paid	1,473	6,857

Alejandro G Elsztain
Vice president II acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statements of Cash Flows (continued)

Corresponding to the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2011	September 30, 2010
Acquisition of subsidiaries companies/Sale of subsidiaries
Current investments	—	125,694
Trade accounts receivables, net	(1,307)	278,805
Other receivables	(2,040)	65,144
Property and equipment, net	(11,885)	2,829
Trade accounts payable	1,577	(204,255)
Advances for customers	97	—
Financial Loans	—	(91,173)
Salaries and social security payables	49	(11,221)
Tax payable	418	(14,654)
Other liabilities	64	(62)
Intangible assets	(9,434)	—

Acquired/sold assets that do not affect cash, net value	(22,461)	151,107

Acquired funds	(691)	—

Net value of assets acquired/sold	(23,152)	151,107

Minority interest	(1,434)	(31,369)
Goodwill generated by the purchase	(11,344)	3,316

Purchase value/sale value of subsidiaries companies	(35,930)	123,054

Acquired funds	691	(21,252)
Remaining investment	—	(32,175)
Impairment and sale of investment	—	(12,119)
Amount founded by sellers	27,050	—
Cash in advance	1,538	—

Income/loss from sale of companies, net of cash acquired/paid	(6,651)	57,508

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Corresponding to the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a.	Basis of consolidation

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or “the Company”) consolidated on a line by line basis the Balance Sheet as of September 30, 2011 and 2010, the Statements of Income and the Statements of Cash Flows for the periods ended as of September 30, 2011 and 2010 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), approved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

The financial statements as of September 30, 2011 and 2010 of the subsidiary companies Northagro S.A. (“Northagro”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agrotech S.A. (“Agrotech”), Pluriagro S.A. (“Pluriagro”), FyO Trading S.A. (“FyO Trading”), Agropecuaria Acres del Sur S.A. (“Acres”), Ombú Agropecuaria S.A. (“Ombú”), Yatay Agropecuaria S.A. (“Yatay”), Yuchan Agropecuaria S.A. (“Yuchan”), Helmir S.A. (“Helmir”) and IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) and the financial statements as of September 30, 2011 of Cactus Argentina S.A. (“Cactus”), and BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos.

On December 23, 2010, Cresud made a capital contribution in the amount of Ps. 16 million to Cactus, including additional paid-in capital. As a result of such capital contribution, our shareholdering interest increased to 80% as of December 31, 2010.

As from December 31, 2010, Cresud consolidates its financial statements with those of Cactus, pursuant to the provisions of Accounting Standard Technical Resolution No. 21. Consequently, the consolidated financial statements of the company as of September 30, 2010 do not include information consolidated with Cactus.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

During the previous fiscal year, the Company has increased its share in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas to 35.75%. Therefore, as from June 30, 2011, Cresud consolidates its financial statements with those of BrasilAgro, pursuant to the provisions of Accounting Standard Technical Resolution No. 21. Consequently, the consolidated financial statements of the company as of September 30, 2010 do not include information consolidated with BrasilAgro.

On September 13, 2010, Alto Palermo S.A. (“APSA”) sold its 80% interest in Tarshop S.A. Consequently, the consolidated balance sheet as of its comparative balances does not include Tarshop. However, the statements of income and the statement of cash flows presented comparatively include such company for the two-month period when APSA held control over it. Therefore, the compatibility of consolidated financial statements is affected.

The totals relevant of the Company’s consolidated financial statements, assuming the consolidation with BrasilAgro had taken place as of September 30, 2010, are presented for comparative purposes in the following charts. Additionally, below is a summary of the effect the deconsolidation of Tarshop would have had on the statement of income and the statement of cash flows as of that date.

Balance Sheet as of September 30, 2010

Item	Published Financial Statements of Cresud as of September 30, 2010 (in pesos)	BrasilAgro as of September 30, 2010	Financial Statements in the event of consolidation as of September 30, 2010 (in pesos)

Current Assets	1,544,220	608,100	2,152,320

Non-Current Assets	5,591,572	804,501	6,396,073

Total Assets	7,135,792	1,412,601	8,548,393

Current Liabilities	1,362,395	147,906	1,510,301

Non-Current Liabilities	2,085,005	214,199	2,299,204

Total Liabilities	3,447,400	362,105	3,809,505

Minority Interest	1,644,254	1,050,496	2,694,750

Shareholders´ Equity	2,044,138	—	2,044,138

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

Consolidated Income Statement

As of September 30, 2010:

Item	Published Financial Statements of Cresud as of September 30, 2010 (in pesos)	Tarshop S.A. as of September 30, 2010	BrasilAgro as of September 30, 2010	Financial Statements in the event of consolidation as of September 30, 2010 (in pesos)

Production (loss) gain – Agricultural business	(202)	—	220	18

Sales profit – Agricultural business	59,254	—	3,930	63,184

Sales profit – Real estate business	200,380	(35,855)	—	164,525

Gross profit	259,432	(35,855)	4,150	227,727

Operative result	183,649	(18,120)	(5,273)	160,256

Net income for the period	51,850	—	1,462	53,312

Statement of Cash Flow

As of September 30, 2010:

Item	Published Financial Statements of Cresud as of September 30, 2010 (in pesos)	Tarshop S.A. as of September 30, 2010	BrasilAgro as of September 30, 2010	Financial Statements in the event of consolidation as of September 30, 2010 (in pesos)

Net Cash flows provided by operating activities	29,397	22,002	(42,257)	9,142

Net Cash flows used in investing activities	(40,476)	101	11,068	(29,307)

Net Cash flows provided by financing activities	338,764	(28,553)	30,607	340,818

Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2011 and September 30, 2010 and originally issued for the purpose of your presentation with comparative figures as of September 30, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

Company	Consolidated direct and indirect percentage of voting shares owned
	09.30.2011		06.30.2011		09.30.2010
IRSA	63.22		57.70	(3)	57.49	(5)
FyO.Com	65.85		65.85		65.85
FyO Trading	67.09	(1)	67.09	(1)	67.09	(1)
Agrology (6)	—		100.00		100.00
Agrotech	100.00		100.00	(4)	100.00	(4)
Pluriagro	100.00		100.00	(4)	100.00	(4)
Northagro	100.00		100.00	(4)	100.00	(4)
Cactus	80.00		80.00		48.00
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	79.98	(2)	79.98	(2)	48.00
Helmir S.A.	100.00		100.00		100.00
Agropecuaria Acres del Sud S.A.	100.00		100.00		100.00
Ombú Agropecuaria S.A.	100.00		100.00		100.00
Yatay Agropecuaria S.A.	100.00		100.00		100.00
Yuchán Agropecuaria S.A.	100.00		100.00		100.00
BrasilAgro	35.75		35.75		23.24

(1)	Includes interests of 63.46% of FyO Com.
(2)	Includes interests of 99.97% of Cactus.
(3)	Includes interests of 7.10% of Agrology.
(4)	Includes interests of 3% of Agrology.
(5)	Includes interests of 6.89% of Agrology.
(6)	Merged with Cresud as of 07/01/2011. See Note 14 of the Basic Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements (See Note 2 of the basic financial statements).

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a.	Inventories

•	Slaughtering business

Slaughtering and meat processing in cold chambers

They are stated at their net realizable value, net of any additional selling costs.

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/fiscal year.

Property units to receive

IRSA has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

b.	Non-current investments

•	Real Estate Business

Investments on controlled and related companies and other non-current investment

Those interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends

Given the sale of 80% of Tarshop S.A.’s shares described in Note 8 B.2.a, as of the date of issuance of these unaudited financial statements, APSA maintains a 20% investment in Tarshop S.A. that is valued by the equity method due to the existence of influence by the group of companies on Tarshop S.A.´s decision and the intention to keep it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The Financial Statements of Banco Hipotecario S.A. and Banco de Credito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Tyrus S.A. and Torodur S.A.:

Foreign permanent investments held by IRSA through Tyrus S.A. in the Oriental Republic of Uruguay have been classified as “integrated” and “non-integrated” with IRSA’s transactions, considering the features of the mentioned investments and their transactions. Investment in Torodur S.A. has been classified as “integrated” considering the features of its investments and transactions.

Tyrus’s and Torodur’s assets and liabilities were converted into Pesos at the exchange rate in force at the closing of the fiscal period / year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “Translation differences”.

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The obtained values do not exceed their respective estimated recoverable values at the end of the period / year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

c.	Property and equipment, net

Real Estate Business

Property and equipment comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Property and equipment value, net of allowances set up, does not exceed estimated recoverable value at the end of the period / year.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the period / year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates in order to extinguish their values at the end of its useful life.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

d.	Intangible assets:

Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which will be amortized over the life of the concession agreement once it opens to the public.

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses and organizational

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at the end of the period / year.

Non-Compete Agreement

These expenses were amortized by the straight-line method in 28 months period starting upon from December 1st, 2009.

Under of the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus has written off this intangible asset.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

e.	Customer advances

Real Estate Business

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

f.	Allowances

Real Estate Business

Allowance for doubtful accounts: See Note 2 n. to the basic financial statements.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every period / year.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits: See Note 2 n. to the basic financial statements.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

g.	Liabilities in kind related to barter transactions

Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade account payables”.

h.	Revenue recognition

Real Estate Business

1)	Revenue recognition of IRSA

Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Revenues from leases

Revenues from leases are recognized considering its term and conditions and over the life of the related lease contracts.

Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 5.

2)	Revenue recognition of Alto Palermo S.A. (“APSA”)

Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions, financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the fiscal period / year whether collection has or has not been made.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99.9996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission´s rights and commissions for rental of advertising space. Revenues are recognized at the time that the transaction is successfully concluded.

i.	Employee Benefits

Agricultural business

1.	Share-based payments award plan

BrasilAgro has a share-based payments award plan, settled in shares, by means of which the Company receives employees’ services as consideration for equity instruments of the Company (options). The fair value of the employees’ services, received as consideration for the options granted, is charged to expenses. The total value to be debited is measured by reference to the fair value of the options granted. Vesting conditions are not taken into account (such as profitability, sale increase targets and completion of a specified period of service). Vesting conditions (other than market conditions) are taken into account by adjusting the number of options included in the measurement of the transaction amount. The total expense is recorded in the period in which the options vest; period in which the vesting conditions shall be met. At fiscal year-end, BrasilAgro revises its estimates of the amount of options vested (other than market conditions). It records the effect of the revision of the initial estimates, if any, under the statement of income, with the corresponding adjustment to Equity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Consideration received, net of any directly attributable transaction cost, are credited from the capital stock (nominal value) and the share premium, if applicable, when the options are exercised.

Social contributions to be paid, related to the concession of the award options are considerated as part of the concession, and the corresponding collection will be treated as a transaction liquidated in cash.

2.	Employee benefits. Profit-sharing in BrasilAgro

Profit-sharing is usually booked as of fiscal period / year-end, since BrasilAgro can measure them in a reliable way.

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of September 30, 2011 and 2010 and June, 30 2011, the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Cash	2,419	2,101	2,459
Foreign currency	66	35	80
Banks in local currency	211,496	177,322	69,505
Banks in foreign currency	125,759	14,341	20,335
Checks to be deposited	—	150	3,332

	339,740	193,949	95,711

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

b.	Investments

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Temporary investments
Mutual Funds (2)	325,959	337,963	523,331
Time deposits	187,871	233,697	—
- Certificates of participation – Tarshop S.A. Trust (1)	—	—	4,550
- Global 2010 bonds (1)	—	—	162
- Mortgage Bonds (1)	481	477	480
Public shares (1)	13,688	2,912	11,369
Other investments (1)	12	12	16

	528,011	575,061	539,908

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of September 30, 2011 and 2010 and June 30, 2011 includes Ps. 62,707, Ps. 115,704 and Ps. 60,065 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

	September 30, 2011	June 30, 2011	September 30, 2010
Non-current
Investments on equity investees:

Agro – Uranga S.A.
Shares	11,882	11,924	10,706
Higher property value	11,179	11,179	11,179

	23,061	23,103	21,885

Cactus
Goodwill	—	—	4,978
Allowance for impairment of Cactus goodwill	—	—	(4,978)

	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	September 30, 2011	June 30, 2011	September 30, 2010

BrasilAgro
Shares	—	—	313,616
Higher values (1)	—	—	6,887
Goodwill	—	—	6,965
Negative Goodwill	—	—	(13,240)
Warrants	27,199	27,199	—

	27,199	27,199	314,228

Banco Hipotecario S.A.
Shares	949,287	939,553	850,693
Higher values (2)	4,702	6,658	9,883
Goodwill	(27,403)	(27,762)	10,914

	926,586	918,449	871,490

Banco Crédito & Securitización S.A.
Shares	6,199	6,117	6,094

	6,199	6,117	6,094

Manibil S.A.
Shares	28,272	27,671	27,093
Goodwill	10	10	10

	28,282	27,681	27,103

(1)	Corresponds to Ps. 10,596 of higher value property and equipment and Ps. (3,709) of higher tax effect value.
(2)	Corresponds to Ps. 224 of higher value intangible assets, Ps. 11,007 of lower value trade account payables and Ps. (11,885) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A. (currently merged into Cresud), and Ps. 5,356 of IRSA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	September 30, 2011	June 30, 2011	September 30, 2010
Hersha Hospitality Trust
Shares/Options	243,869	277,248	211,557

	243,869	277,248	211,557

Tarshop S.A.
Shares	53,315	49,779	33,847

	53,315	49,779	33,847

RIGBY 183 LLC
Shares	88,615	91,136	—

	88,615	91,136	—

TGLT S.A.
Shares	59,031	56,382	—

	59,031	56,382	—

New Lipstick
Shares	118,505	115,946	—

	118,505	115,946	—

Advances for shares purchases	266	1,797	53,361

	266	1,797	53,361

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	September 30, 2011	June 30, 2011	September 30, 2010
Undeveloped parcels of lands:
- Santa María del Plata	222,578	222,578	222,372
- Soleil Factory air space	6,676	6,676	—
- Puerto Retiro (1)	66,226	66,321	66,486
- Plot of land Beruti (2)	—	—	54,287
- Plot of land Caballito	49,699	49,699	40,823
- Patio Olmos (3)	33,672	33,744	33,218
- Torres Rosario plot of land	—	—	13,975
- Coto air space (5)	17,594	17,594	14,672
- Zetol plot of land (4)	32,489	32,207	14,469
- Canteras Natal Crespo	6,727	6,539	6,479
- Pilar	4,066	4,066	4,066
- Vista al Muelle plot of land (4)	22,674	21,654	9,900
- Other undeveloped parcels of lands	19,216	21,304	23,928

	481,617	482,382	504,675

	2,056,545	2,077,219	2,044,240

(1)	Note 7.B.1.a. to the consolidated financial statements.
(2)	Note 9.B.2.c. to the consolidated financial statements
(3)	Note 9 B.2.a. to the consolidated financial statements.
(4)	Note 8 B.1.e. to the consolidated financial statements.
(5)	Note 9 B.2.d. to the consolidated financial statements.

Other investments

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
MAT	90	90	90
Coprolán	21	21	21
Other investments	1,427	1,571	1,146

	1,538	1,682	1,257

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

c.	Trade account Receivable

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Debtors from consumer financing	65,165	70,248	44,975
Leases, services and real estate receivables	88,938	97,025	74,995
Receivables under legal proceedings	—	595	—
Checks to be deposited	116,730	104,083	65,858
Debtors from expenses and collective promotion fund	22,516	18,953	21,231
Leases, services and real estate receivables under legal proceedings	50,425	48,954	43,432
Trade accounts receivable – agricultural business	141,561	192,062	61,837
Trade accounts receivable – real estate agricultural business	27,077	3,885	3,920
Trade accounts receivable – real estate business	—	4,034	—
Debtors from hotel activities	11,842	9,954	13,469
Documents receivable	4,026	5,987	4,054
Debtors from consumer financing – collection agents	5,118	4,869	2,351
Credit cards receivable	227	497	402
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	7,126	9,189	8,083
Less:
Allowance for doubtful accounts	(115,749)	(117,564)	(79,430)

	425,002	452,771	265,177

Non-current
Leases, services and real estate receivables	17,375	14,300	16,774
Trade accounts receivable – agricultural business	—	3,519	—
Trade accounts receivable – real estate agricultural business	45,920	14,880	—

	63,295	32,699	16,774

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

d.	Other receivables

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
VAT receivables, net	65,011	56,566	65,930
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	28,561	29,151	14,137
Prepaid expenses	49,003	49,300	42,510
Income tax advances and tax credit (net of provision for income tax)	18,144	15,133	8,538
Guarantee deposits re. securitization programs	—	—	692
Loans granted	554	644	1,158
Gross sales tax credit and others	8,674	10,895	10,748
Provision for inputs and other expenses	958	—	—
Interests to be accrued	165	—	—
Guarantee deposits	1,131	633	3,160
Minimum presumed income tax	2,819	1,824	473
Premiums collected	2,075	2,919	154
Financial operations to liquidate	29,775	14,180	770
Other tax credits	8,136	59,323	132
Prepaid leases	27,191	11,044	28,907
VAT withholdings	1,718	1,709	—
Transfer VAT debtors	19	61	—
Withholding income tax	6,768	7,764	—
Financial derivates instruments	3,272	1,867	—
VAT export refunds	1,612	424	—
Receivables with shareholders in related companies	—	—	1,371
Expenses to be recovered	1,252	7,707	28
Allowance for doubtful accounts	(92)	(92)	—
Others	16,453	20,794	16,988

	273,199	291,846	195,696

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	September 30, 2011	June 30, 2011	September 30, 2010
Non-current
Deferred tax	60,298	32,452	38,203
Minimum presumed income tax	134,167	129,958	93,144
VAT receivables, net	51,700	55,914	59,237
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	30,020	29,772	14,102
Prepaid expenses	3,758	3,114	2,094
Mortgages receivables under legal proceeding	2,208	2,208	2,208
Guarantee deposits	49,681	55,975	—
Allowance for doubtful accounts	(2,208)	(2,208)	(2,208)
Other tax credits	56,589	12,131	—
Gross sales tax credit and others	1,128	1,067	1,506
Loans granted	—	—	96
Tax on bank account operations	—	—	139
Income tax advances and tax credit (net of Metropolitan sale)	—	—	1,643
Escrow Fidelity National Title	—	—	59,400
Call Option- Metropolitan 885 Third Ave. LLC	—	—	49,322
Others	5,588	6,242	788

	392,929	326,625	319,674

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

e.	Inventories

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Agricultural business
Crops	148,443	232,009	35,024
Materials and others	126,082	115,140	68,115
Beef cattle	62,192	45,131	21,774
Unharvested crops	71,434	69,724	21,564
Seeds and fodder	9,241	8,009	2,356
Slaughtered stock	9,064	5,898	—
Suppliers advances	60,894	8,697	—
Real Estate Business
Credit from barter transaction of Terreno Caballito (Koad)	4,457	5,860	28,031
Abril	1,145	1,145	1,675
Inventories (hotel business)	3,788	3,575	3,210
El Encuentro	5,380	5,660	5,487
Libertador 498	10,090	—	—
Horizons	198,824	212,211	245,718
Credit from barter transaction of Terreno Rosario	6,267	25,607	9,828
Other Inventories	4,005	3,519	1,448
San Martín de Tours	73	424	433
Thames	3,899	—	—
Torres Jardin	32	32	3,065
Torres Rosario	10,052	9,320	—

	735,362	751,961	447,728

Non-current
Agricultural business
Beef cattle	167,571	184,527	140,739
Unharvested crops	36,896	83,227	—
Real Estate Business
Credit from barter of Caballito (Cyrsa) (Note 4.s)	—	—	25,155
Credit from barter of Terreno Caballito (Koad)	—	—	7,227
Units to receive Caballito (Note 4.s.)	52,029	51,999	—
Credit from barter transaction of Terreno Rosario	—	—	7,742
El Encuentro	—	1,898	5,045
Terrenos de Caballito	—	—	6,830
Beruti	23,608	23,309	—
Lands to receive Peraiola	8,200	8,200	8,200
Torres Rosario	6,512	4,388	—
Other Inventories	76	59	1,552

	294,892	357,607	202,490

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

f.	Property and equipment, net

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Agricultural business	1,664,577	1,797,953	454,137
Real Estate Business
Shopping Center	2,223,951	2,226,543	1,547,557
Office buildings	883,256	966,320	974,618
Hotels	201,816	203,716	203,353
Other fixed assets	202,437	138,577	136,287

	5,176,037	5,333,109	3,315,952

g.	Intangible assets

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Agricultural business	26,710	28,290	22,182
Real Estate Business	59,967	51,655	53,160

	86,677	79,945	75,342

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

h.	Goodwill, net

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Goodwill
IRSA	14,581	14,330	40,108
BrasilAgro	6,965	6,965	—
APSA	12,243	12,431	18,888
Torre BankBoston	4,832	4,873	5,638
Della Paolera 265 y Museo Renault	2,584	2,620	3,073
Conil S.A.	343	343	507
Arcos del Gourmet S.A.	6,060	—	—
Nuevo Puerto Santa Fe S.A.	5,284	—	—
Negative goodwill
IRSA	(319,151)	(324,774)	(352,566)
BrasilAgro	(68,312)	(73,947)	—
APSA	(337,782)	(342,527)	(42,579)
Palermo Invest S.A.	(23,281)	(23,498)	(43,113)
Empalme S.A.I.C.F.A. y G	(2,626)	(2,683)	(8,291)
Mendoza Plaza Shopping S.A.	(2,142)	(2,174)	(5,579)
Emprendimiento Recoleta S.A.	(25)	(25)	(243)
Unicity S.A.	(3,601)	(3,601)	—
Soleil Factory	(9,519)	(9,389)	—

	(713,547)	(741,056)	(384,157)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

i.	Trade accounts payable

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Suppliers	144,517	118,146	101,896
Provisions for inputs and other expenses	39,888	114,355	87,304
Debt related to purchase of farms	110,012	180,325	26,062
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	13,996	10,054	3,986
Liabilities in kind “Horizons”	30,458	36,443	49,438
Provisions for harvest expenses	53,949	4,245	725
Checks deferred	10,110	6,111	—
Others	3,029	3,550	2,471

	405,959	473,229	271,882

Non-current
Suppliers	290	47	10,022
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	—	—	14,436
Debt related to purchase of farms	13,387	12,098	—

	13,677	12,145	24,458

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

j.	Short-term and long-term debts

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Bank loans	393,967	331,779	244,410
Bank Overdrafts	626,573	684,215	295,915
Foreign financial entities	—	3,473	5,578
Seller- financed debt	69,521	50,191	8,262
Non-convertible Notes – IRSA 2017	8,061	20,960	5,680
Non-convertible Notes Class III	35,913	36,314	768
Non-convertible Notes Class IV	56,683	55,503	754
Non-convertible Notes Class V	71,775	36,177	—
Non-convertible Notes Class VI	68,500	33,427	—
Non-convertible Notes Class VII	—	21	—
Non-convertible Notes – IRSA 2020	13,394	30,800	12,572
Non-convertible Notes – APSA US$ 120 M.	13,711	4,490	8,210
Convertible Notes – APSA 2014 US$ 50 M.	1	3	2
Non-convertible Notes – APSA 2011 Ps. 55 M.	—	—	44,358
Non-convertible Notes – APSA 2011 US$ 6 M.	—	—	26,068
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	2,442	—	1,225
Non-convertible Notes – APSA 2012 Ps. 154 M.	28,987	28,879	28,171

	1,389,528	1,316,232	681,973

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	September 30, 2011	June 30, 2011	September 30, 2010
Non-current
Foreign financial entities	—	10,355	—
Non-convertible Notes Class III	—	—	35,532
Non-convertible Notes Class IV	18,756	18,314	70,422
Non-convertible Notes Class V	35,481	70,927	—
Non-convertible Notes Class VI	67,732	99,286	—
Non-convertible Notes Class VII	8,720	8,509	—
Non-convertible Notes Class VIII	248,850	—	—
Non-convertible Notes – IRSA 2017	614,600	599,565	444,791
Non-convertible Notes – APSA US$ 120 M.	433,010	421,498	264,254
Bank loans	176,478	173,527	53,157
Non-convertible Notes – IRSA 2020	612,376	598,116	574,925
Convertible Notes – APSA 2014 US$ 50 M. (Note 4.s.)	4,224	4,640	61,237
Non-convertible Notes – APSA 2012 Ps. 154 M.	—	—	25,067
Seller- financed debt	82,656	81,568	64,750

	2,302,883	2,086,305	1,594,135

k.	Remunerations and social security contributions

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Provisions for vacation and bonuses	37,252	67,011	22,137
Social security payable	17,196	12,827	18,212
Salaries payable	1,365	1,369	423
Facilities for payment plan social security	212	209	—
Others	2,687	1,461	2,370

	58,712	82,877	43,142

Non-current

Facilities for payment plan social security	581	635	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

l.	Taxes payable

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
VAT payable, net	16,784	21,642	8,068
Minimum presumed income tax	1,322	17,757	8,273
Income tax provision, net	59,252	62,485	36,354
Tax on shareholders´ personal assets	6,347	4,276	6,199
Provisions – Gross sales tax payable	4,932	5,951	6,359
Tax moratorium – ABL	1,463	142	142
Tax payment facilities plan for income tax	2,035	1,879	1,609
Tax withholdings	22,236	10,757	5,200
Gross revenue tax moratorium	560	1,886	1,279
Income tax payable moratorium	71	—	—
Others	4,879	9,029	5,308

	119,881	135,804	78,791

Non-current
Deferred tax	543,537	555,901	242,088
Income tax expense	42,955	—	20,858
Income tax payable moratorium	16,980	18,982	16,374
Tax on shareholders´ personal assets moratorium	2,010	2,086	2,315
Gross revenue tax moratorium	734	1,206	1,628
Minimum presumed income tax	7,772	—	8,756
Tax moratorium – ABL	1,712	—	—
Others	—	1,161	—

	615,700	579,336	292,019

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

m.	Customer advances

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Admission rights	64,650	60,822	52,434
Advanced payments from customers	158,256	173,712	148,461
Leases and service advances	49,164	35,021	25,691

	272,070	269,555	226,586

Non-current
Admission rights	70,706	66,885	59,199
Leases and service advances	25,973	27,359	29,913

	96,679	94,244	89,112

n.	Other liabilities

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Lower value of acquired contracts	—	—	378
Payables to Nationals Park Administration	1,100	1,100	2,608
Debt to purchase of investments	—	316	—
Other debts	16,004	16,004	—
Advances on assignment of right	3,422	—	—
Guarantee deposits	3,628	4,128	6,440
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	42,797	37,326	26,987
Premiums collected	1,980	672	4,001
Debt former minority shareholder Tarshop S.A.	—	—	3,556
Provision for contract management (Note 4.s.)	4,633	7,868	8,028
Operations to liquidate	12,161	7,681	319
Profits to be made and improvements made by others to earn	293	332	451
Loan with FyO.Com´s minority shareholder	—	—	47
Loan with shareholders of related parties	3,700	—	—
Others	3,165	6,453	5,859

	92,883	81,880	58,674

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	September 30, 2011	June 30, 2011	September 30, 2010
Non-current
Loan with shareholders of related parties	258	252	20,564
Contributed leasehold improvements to be accrued and unrealized gains	9,103	9,170	9,396
Guarantee deposits	8,295	6,207	2,667
Debt former minority shareholder Tarshop S.A.	—	—	2,531
Hersha´s Option payable	—	—	18,814
Additional capital contribution payable	—	—	5,940
Advances on assignment of right	—	3,344	3,222
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	11,371	20	4,125
Interest in Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	—	—	624
Others	3,478	2,631	7,778

	32,505	21,624	75,661

o.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Lawsuits and contingencies	4,856	4,615	1,347

	4,856	4,615	1,347

Non-current
Lawsuits and contingencies	17,892	14,952	9,620

	17,892	14,952	9,620

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

p.	Unrealized gain

The breakdown for this item is as follow:

	September 30, 2011	September 30, 2010
Unrealized gain on inventories – Beef cattle	8,956	16,127
Unrealized loss on inventories – Crops, raw materials and MAT	7,558	(4,192)

Total unrealized gain	16,514	11,935

q.	Financial results, net

The main financial results are the following:

	September 30, 2011	September 30, 2010
Generated by assets:
Income Interest
Income Interest	33,347	5,173
Interest for assets discount	900	3,407

Sub-total	34,247	8,580

Other Unrealized gain (loss)
Conversion differences	—	551
Gain on hedging operations	746	324
Tax on bank account operations	(2,497)	(2,059)
(Loss) Gain on financial operations	(559)	(320)
Others	(55,078)	(16,551)

Sub-total	(57,388)	(18,055)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	September 30, 2011	September 30, 2010
Generated by liabilities:
Other Unrealized gain (loss)
Others	(4,286)	779

Sub-total	(4,286)	779

r.	Other income and expenses, net

The breakdown for this item is as follow:

	September 30, 2011	September 30, 2010

Other incomes:
Recovery of allowances	—	9
Lawsuits and contingencies	—	97
Gains on the sales of other fixed assets	40	—
Management fee	191	139
Others	1,745	453

Sub-total Other Income	1,976	698

Other Expenses:
Tax on shareholders´ personal assets	(3,513)	(3,436)
Lawsuits and contingencies	(2,899)	(388)
Unrecoverable VAT receivable	(170)	(445)
Donations	(2,284)	(1,539)
Gains on the sales of other fixed assets	—	(21)
Others	(1,213)	(105)

Sub-total Other Expenses	(10,079)	(5,934)

Total Other income and expenses, net	(8,103)	(5,236)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

s.	Subsidiaries related companies Law No. 19,550 Section 33 and other related parties: (Continued)

Balances as of September 30, 2011, compared to the balances as of June 30, 2011, and September 30, 2010 held with related companies, persons and shareholders are as follows:

As of September 30, 2011:

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts Payable	Short-term debts	Current Other liabilities	Non-current Other liabilities
Agro – Uranga S.A. (2)	—	9	—	—	(836)	—	—	—
Banco Hipotecario S.A. (2)	226	—	—	—	(155)	—	—	—
Baicom Networks S.A. (2)	76	48	424	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	419	41	—	—	—	—	—	—
Consorcio Libertador S.A. (3)	20	15	—	—	(6)	—	(4)	—
Consorcio Torre Boston .S.A. (3)	426	487	—	—	(1,410)	—	—	—
Consultores Asset Management S.A. (3)	1,154	29	—	—	(10)	—	(4,633)	—
Museo de los niños S.A. (3)	1,674	—	—	—	(27)	—	—	—
Cresca S.A. (4)	69	—	12,304	—	(47)	—	(29)	—
Cyrsa S.A. (4)	1,793	10	—	—	(1,633)	—	(226)	—
Directors (3)	13	216	—	—	—	—	(19,198)	(20)
Estudio Zang, Bergel & Viñes (3)	—	53	—	—	(615)	—	(336)	—
Fundación IRSA (3)	39	2	—	—	(1)	—	(1,073)	—
Inversiones Financieras del Sur S.A. (1)	5	4,395	—	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,752	—	—	—	—	—	—
Miltary S.A. (2)	—	14	—	—	—	—	—	—
New Lipstick LLC (2)	—	1,234	—	—	—	—	(636)	—
Lipstick Management LLC (2)	—	596	—	—	—	—	—	—
Personal loans (3)	70	4,317	—	—	(148)	—	(3,700)	—
Puerta de Segura S.A. (3)		—	—	—	—	—	—	(11,351)
Puerto Retiro S.A. (2)	58	64	—	—	(5)	—	—	—
Tarshop S.A. (2)	853	13,919	—	—	(9,103)	—	(17,330)	—
Quality Invest S.A. (4)	231	3	—	—	—	—	(56)	—
TGLT S.A. (2)	—	—	—	75,637	—	(2,442)	—	—
Grupo MAEDA S.A. Agroindustrial (3)	—	—	17,292	—	—	—	—	—
IRSA Developments LP (2)	—	8	—	—	—	—	(4)	—
Elsztain Reality Partners Maste (3)	—	—	—	—	—	—	(173)	—
Real Estate Strategies LP (2)	—	78	—	—	—	—	(8)	—
Elsztain Managing Partner Lim (3)	—	271	—	—	—	—	(24)	—

Total	7,126	28,561	30,020	75,637	(13,996)	(2,442)	(47,430)	(11,371)

(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of June 30, 2011

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade account Payable	Current Other liabilities	Non-current Other liabilities
Agro – Uranga S.A. (2)	96	46	—	—	(178)	—	—
Banco Hipotecario S.A. (2)	225	—	—	—	(252)	—	—
Baicom Networks S.A. (2)	61	6	415	—	—	—	—
Canteras Natal Crespo S.A. (4)	403	41	—	—	—	—	—
Consorcio Libertador S.A. (3)	140	16	—	—	(65)	(4)	—
Consorcio Torre Boston .S.A. (3)	1,076	344	—	—	(836)	—	—
Consultores Asset Management S.A. (3)	997	29	—	—	(10)	(7,868)	—
Museo de los niños S.A. (3)	1,781	—	—	—	(9)	—	—
Cresca S.A. (4)	350	528	10,596	—	(46)	—	—
Cyrsa S.A. (4)	1,761	11	—	—	(1,725)	(43)	—
Directors (3)	14	215	—	—	—	(16,004)	(20)
Estudio Zang, Bergel & Viñes (3)	—	9	—	—	(1,241)	(308)	—
Fundación IRSA (3)	33	1	—	—	(1)	(1,075)	—
Inversiones Financieras del Sur S.A. (1)	—	3,689	—	—	—	—	—
Hersha Hospitality Trust (2)	—	2,690	—	—	—	—	—
New Lipstick LLC (2)	—	960	—	—	—	(622)	—
Lipstick Management LLC (2)	—	448	—	—	—	—	—
Personal loans (3)	77	4,044	—	—	(153)	(1,000)	—
Puerto Retiro S.A. (2)	58	63	—	—	(5)	—	—
Tarshop S.A. (2)	660	13,863	—	—	(5,533)	(17,330)	—
Quality Invest S.A. (4)	799	241	—	—	—	(16)	—
TGLT S.A. (3)	658	1,680		75,308	—	—	—
Grupo MAEDA S.A. Agroindustrial (3)	—	—	18,761	—	—	—	—
IRSA Developments LP (3)	—	7	—	—	—	(4)	—
Elsztain Reality Partners Maste (3)	—	—	—	—	—	(859)	—
IRSA Real Estate Strategies LP (3)	—	64	—	—	—	(8)	—
Elsztain Managing Partner Lim (3)	—	156	—	—	—	(53)	—

Total	9,189	29,151	29,772	75,308	(10,054)	(45,194)	(20)

(1)	Shareholder.
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of September 30, 2010:

	Current Trade account receivables	Current Other receivables	Non-current Other receivables	Inventories Receivable Caballito plot of land barter	Current Trade accounts payable	Non-current Trade accounts payable	Short-term debt	Non-current Short-term and long-term debts	Current Other Liabilities	Non-Current Other Liabilities
Agro – Uranga S.A. (2)	—	—	—	—	—	—	—	—	(101)	—
Banco Hipotecario S.A. (2)	217	—	—	—	(12)	—	—	—	—	—
Baicom Networks S.A. (2)	—	7	387	—	—	—	—	—	—	—
BrasilAgro (2)	256	—	—	—	—	—	—	—	—	—
Cactus (2)	623	14	—	—	(226)	—	—	—	—	—
Canteras Natal Crespo S.A. (4)	332	35	—	—	—	—	—	—	—	—
Consorcio Dock del Plata S.A. (3)	693	161	—	—	(113)	—	—	—	(3)	—
Consorcio Libertador S.A. (3)	—	69	—	—	(157)	—	—	—	(4)	—
Consorcio Torre Boston .S.A. (3)	1,533	710	—	—	(1,158)	—	—	—	—	—
Consultores Asset Management S.A. (3)	929	19	—	—	(7)	—	—	—	(8,028)	—
Cresca S.A. (4)	267	6,392	—	—	—	—	—	—	—	—
Cyrsa S.A. (4)	1,671	—	—	25,155	(1,006)	—	—	—	—	—
Directors (3)	2	360	—	—	(36)	—	—	—	(25,755)	(4,125)
Elsztain Managing Partners Lim (3)	—	—	—	—	—	—	—	—	(35)	—
Estudio Zang, Bergel & Viñes (3)	—	29	—	—	(1,110)	—	—	—	—	—
Fundación IRSA (3)	43	1	—	—	—	—	—	—	(1,073)	—
Inversiones Financieras del Sur S.A. (5)	—	298	—	—	—	—	—	—	—	—
IRSA Developments LP (3)	—	—	—	—	—	—	—	—	(8)	—
IRSA Real Estate Strategies LP (3)	—	—	—	—	—	—	—	—	(8)	—
Hersha Hospitality Trust (2)	—	2,102	—	—	—	—	—	—	—	—
Metroshop S.A. (1)	—	350	—	—	—	(14,436)	—	—	—	—
Museo de los niños S.A. (3)	929	—	—	—	(5)	—	—	—	—	—
Military S.A. (2)	—	9	—	—	—	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	—	—	—	(1,225)	(31,271)	—	—
Personal loans (3)	111	2,875	—	—	(150)	—	—	—	—	—
Puerto Retiro S.A. (2)	60	31	—	—	(6)	—	—	—	—	—
Tarshop S.A. (2)	417	675	13,715	—	—	—	—	—	—	—

Total	8,083	14,137	14,102	25,155	(3,986)	(14,436)	(1,225)	(31,271)	(35,015)	(4,125)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.
(5)	Shareholder.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

The results for the periods ended September 30, 2011 and 2010, held with related companies, persons and shareholders are as follows:

As of September 30, 2011

	Gain from leases	Fees	Interest income (loss)	Other income and expenses and current tax on shareholders´ personal assets	Administration services	Sales and fees for shared services	Donations
Agro – Uranga S.A. (2)	—	—	—	356	—	—	—
Canteras Natal Crespo S.A. (4)	—	—	1	—	—	12	—
Consorcio Libertador S.A. (3)	3	—	—	—	—	31	—
Consultores Asset Management S.A. (3)	—	(116)	—	—	—	—	—
Cresca S.A. (4)	—	—	1	—	96	—	—
Cyrsa S.A. (4)	1	—	—	—	—	—	—
Directors (3)	—	(7,425)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	(1,483)	—	—	—	—	—
Fundación IRSA (3)	—	—	—	—	—	—	(906)
Inversiones Financieras del Sur S.A. (1)	—	—	346	—	—	—	—
Personal loans (3)	—	—	73	—	—	—	—
Consorcio Torre Boston S.A. (3)	—	—	—	—	—	80	—
Tarshop S.A. (2)	1,201	—	—	—	—	110	—

Total	1,205	(9,024)	421	356	96	233	(906)

(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of September 30, 2010:

	Gain from leases	Beef cattle expenses	Fees	Interest income (loss)	Other income and expenses and current tax on shareholders´ personal assets	Administration services	Sales and fees for shared services	Donations
Shareholders in general (1)	—	—	—	—	(83)	—	—	—
Agro – Uranga S.A. (2)	—	—	—	—	14	—	—	—
Cactus (2)	—	(928)	—	—	10	26	—	—
Canteras Natal Crespo S.A. (4)	—	—	—	—	—	—	12	—
Consorcio Torre Boston (3)	—	—	—	—	—	—	80	—
Consorcio Libertador S.A. (3)	3	—	—	—	—	—	31	—
Consorcio Dock del Plata S.A. (3)	—	—	—	—	—	—	39	—
Consultores Asset Management S.A. (3)	—	—	(1,250)	—	—	—	—	—
Cresca S.A. (4)	—	—	—	—	—	116	—	—
Cyrsa S.A. (4)	1	—	—	—	—	—	—	—
Directors (3)	—	—	(11,576)	—	—	—	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(2,886)	—	—	—	—	—
Fundación IRSA (3)		—	—	—	—	—	—	(496)
Inversiones Financieras del Sur S.A.	—	—	—	—	—	—	—	—
Parque Arauco S.A. (3)	—	—	—	(1,978)	—	—	—	—
Personal loans (3)	—	—	—	34	—	—	—	—
Tarshop S.A. (2)	686	—	—	80	—	—	121	—

Total	690	(928)	(15,712)	(1,864)	(59)	142	283	(496)

(1)	Shareholder.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	SEGMENT REPORTING

As of September 30, 2011:

Description	Agricultural								Slaughter- ing /Feed lot	Real estate							Total
	Crops		Beef cattle	Milk	Sale of farms	Others	Non Ope- rating	Sub-total Agri- cultural business		Deve- lopment and sale of properties	Office Others	Shopping Center	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business
	Local	Inter- national
Production income	63,286	61,225	9,240	7,062	—	—	—	140,813	—	—	—	—	—	—	—	—	140,813
Cost of production	(41,814)	(65,087)	(9,195)	(6,464)	—	—	—	(122,560)	—	—	—	—	—	—	—	—	(122,560)

Production profit (loss)	21,472	(3,862)	45	598	—	—	—	18,253	—	—	—	—	—	—	—	—	18,253

Sales	116,427	90,919	22,997	6,584	66,555	20,589	—	324,071	43,729	55,421	43,882	202,568	39,556	2,065	—	343,492	711,292
Cost of sales	(96,388)	(92,546)	(23,347)	(6,584)	(32,248)	(12,984)	—	(264,097)	(43,886)	(49,810)	(10,422)	(45,749)	(25,299)	(749)	—	(132,029)	(440,012)

Sales profit (loss)	20,039	(1,627)	(350)	—	34,307	7,605	—	59,974	(157)	5,611	33,460	156,819	14,257	1,316	—	211,463	271,280

Gross (loss) profit	41,511	(5,489)	(305)	598	34,307	7,605	—	78,227	(157)	5,611	33,460	156,819	14,257	1,316	—	211,463	289,533

Selling expenses	(21,241)	(2,534)	(1,863)	(191)	—	(2,018)	—	(27,847)	(2,093)	(4,834)	(1,601)	(10,807)	(5,348)	2,362	—	(20,228)	(50,168)
Administrative expenses	(7,314)	(17,369)	(5,962)	(374)	—	(1,116)	—	(32,135)	(2,004)	(7,029)	(7,886)	(18,822)	(9,925)	(51)	—	(43,713)	(77,852)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	13,648	—	—	—	—	—	13,648	13,648
Unrealized gain (loss) on inventories	6,288	1,237	8,956	—	—	47	—	16,528	(14)	—	—	—	—	—	—	—	16,514
Net gain from retained interest in consumer finance trusts	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Operating result	19,244	(24,155)	826	33	34,307	4,518	—	34,773	(4,268)	7,396	23,973	127,190	(1,016)	3,627	—	161,170	191,675

Assets	453,912	1,822,713	319,299	78,550	72,997	34,015	639,890	3,421,376	40,047	662,011	1,472,614	2,140,956	268,725	44,841	1,609,110	6,198,257	9,659,680
Liabilities	396,255	457,248	255,775	60,835	—	24,095	687,301	1,881,509	59,640	396,569	578,588	1,994,136	248,768	30,807	233,789	3,482,657	5,423,806
Non-current investments in other companies (1)	19,939	27,199	156	2,966	—	—	—	50,260	—	87,313	207,120	—	243,869	53,315	932,785	1,524,402	1,574,662
Increases and transfers of property and equipment	13,152	34,659	3,554	946	—	146	358	52,815	23	—	3,038	11,583	1,392	—	—	16,013	68,851
Amortization and Depreciation	1,443	8,940	521	222	—	134	325	11,585	—	24	7,510	35,702	3,287	2	—	46,525	58,110

(1)	The balance corresponds to equity interest in Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick y TGLT S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

As of September 30, 2010:

Description	Agricultural								Slaughter- ing /Feed lot	Real estate							Total
	Crops		Beef cattle	Milk	Sale of farms	Others	Non Ope- rating	Sub-total Agri- cultural business		Deve- lopment and sale of properties	Office Others	Shopping Center	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business
	Local	Inter- national
Production income	20,295	2,789	2,758	9,301	—	—	—	35,143	—	—	—	—	—	—	—	—	35,143
Cost of production	(19,502)	(3,369)	(5,701)	(6,773)	—	—	—	(35,345)	—	—	—	—	—	—	—	—	(35,345)

Production profit (loss)	793	(580)	(2,943)	2,528	—	—	—	(202)	—	—	—	—	—	—	—	—	(202)

Sales	49,082	4,379	15,192	8,272	71,096	13,655	—	161,676	—	10,979	40,551	149,342	48,565	57,840	—	307,277	468,953
Cost of sales	(42,548)	(4,225)	(15,348)	(8,272)	(21,652)	(10,377)	—	(102,422)	—	(5,972)	(8,629)	(42,616)	(30,265)	(19,415)	—	(106,897)	(209,319)

Sales profit (loss)	6,534	154	(156)	—	49,444	3,278	—	59,254	—	5,007	31,922	106,726	18,300	38,425	—	200,380	259,634

Gross (loss) profit	7,327	(426)	(3,099)	2,528	49,444	3,278	—	59,052	—	5,007	31,922	106,726	18,300	38,425	—	200,380	259,432

Selling expenses	(8,381)	(411)	(551)	(222)	—	(1,955)	—	(11,520)	—	(696)	(971)	(8,575)	(5,128)	(19,288)	—	(34,658)	(46,178)
Administrative expenses	(3,530)	(1,200)	(2,595)	(350)	(2,163)	(778)	—	(10,616)	—	(9,672)	(9,783)	(15,183)	(9,673)	(5,279)	—	(49,590)	(60,206)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	—	—	—	13,453	—	—	—	—	—	13,453	13,453
Unrealized gain (loss) on inventories	(4,063)	20	16,127	—	—	(149)	—	11,935	—	—	—	—	—	—	—	—	11,935
Net gain from retained interest in consumer finance trusts	—	—	—	—	—	—	—	—	—	—	—	—	—	5,213	—	5,213	5,213

Operating result	(8,647)	(2,017)	9,882	1,956	47,281	396	—	48,851	—	8,092	21,168	82,968	3,499	19,071	—	134,798	183,649

Assets	364,532	490,267	263,573	46,467	3,920	17,458	279,746	1,465,963	617	731,114	1,135,980	1,931,219	236,368	17,485	1,617,046	5,669,212	7,135,792
Liabilities	159,673	42,714	89,293	15,619	—	7,305	518,978	833,582	223	363,954	586,705	1,183,994	232,830	28,523	217,589	2,613,595	3,447,400
Non-current investments in other companies (1)	18,320	314,228	178	3,386	—	—	—	336,112	—	27,103	—	—	—	33,847	1,089,142	1,150,092	1,486,204
Increases and transfers of property and equipment	1,858	2,433	4,506	201	—	138	680	9,816	—	14	356	14,760	2,040	90	—	17,260	27,076
Amortization and Depreciation	1,225	117	429	174	—	58	191	2,194	—	97	7,485	30,878	3,764	560	—	42,784	44,978

(1)	The balance corresponds to equity interest in BrasilAgro, Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito y Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust.
(2)	The balance corresponds to equity interest in Cactus, Exportaciones Agroindustriales S.A. disclosed in other debts.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

Ongoing litigation with the city of Villa Mercedes

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanours Court Judge’s ruling.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

B.	Real Estate Business

Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company, predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. In March 2004, after different stages of the judicial proceeding, LLH paid Ps. 9,156 in cash and EDB.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the amount of fees described in the above paragraph.

At the same time, the plaintiff indicated that the deposited sums were consistent with the settlement statement approved by the court on December 5, 2007 and computed on June 30, 2007. As a result, argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance, to be deposited by LLR amounted US$ 659. In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. After various judicial instances, the courts rendered a decision favorable to LLR and considered LLR’s debt was satisfied as it related to the liquidation approved in the record of proceedings. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps. 1.8 million to Ps. 1.1 million plus VAT.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the amount of fees described in the above paragraph.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief on the amount deposited in excess and order the eventual repayment to the defendant. Moreover, the auctioneer has requested payment of fees. LLR presented a proposal to pay the auctioneer’s fees settled, which will be withheld from the funds seized, from the freely disposable funds and from the funds invested in time deposits in dollars. Likewise, LLR requested professional fees to be settled and resolution of the pending clarifying remedy as to the amount deposited in excess.

NOTE 7:	RESTRICTED ASSETS

A.	Agricultural Business

1.	BrasilAgro

a.	Farmland Cremaq

BrasilAgro has constituted a mortgage on 10,097 ha. of Fazenda Cremaq, as payment guarantee of the loan agreement obtained in December 2009 from Banco do Nordeste – BNB and a deposit for Ps. 46,682 (equivalent to R$ 18,492) related to the funds obtained in June 2010 by the controlling party Jaborandi Ltda., paid to CDI.

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was challenged by filing an appeal in cassation, which is why the other decision is still not final.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate six months plus 7.0%, being the last of US$ 5.07 due in March 2010.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which will accrue interest at a fixed rate, payable on a quarterly basis. The capital was due on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million (capital plus interest) to be paid on September 12, 2011; US$ 0.4 million (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

As a guarantee for this transaction, the Company entered into a put option agreement (Put Right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

As of the balance sheet date, HASA had committed no event of default.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of September 30, 2011
República Building	214,431
Soleil Factory	71,537
Bariloche plot of land	27,051
Zetol plot of land	32,489
Suipacha 652	17,291
Predio San Martín	69,715
Vista al Muelle plot of land	22,674

d.	IRSA maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC ´s shares

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

e.	To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.´s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A..

f.	IRSA has raised a mortgage over the property designated as “Suipacha 652”, and a pledge over Cyrsa shares to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755.

g.	IRSA carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

2.	APSA

a.	To secure the fulfillment of the Concession and Exploitation Agreement with ADIF, Arcos del Gourmet S.A. commited itself to hire a secure bond of Ps. 4,460, make an escrow deposit in cash of Ps. 400 and to hire another surely bond in favor of ADIF as collateral to the execution of the works agreed due time and proper form for Ps. 14,950. These surely bonds were hired during October 2011.

b.	As regards the case “Alto Palermo S.A. (APSA) against Dirección General Impositiva on Appeal”, Record of proceedings number 25,030-I, currently heard by Division A, 3 Nomination, an attachment has been ordered and effected on the real property located in Olegario Andrade 367, Caballito, Ciudad Autónoma de Buenos Aires, which as at September 30, 2011 amounts to Ps. 45,814 (accounted for under Non-Current Investments - Land Reserves).

c.	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.” (“APSA”), the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Property and equipment”).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

d.	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA keeps a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of US$ 1.2 million, granted to Banco Hipotecario S.A. which works as a guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

NOTE 8:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Purchase of shares and warrant BrasilAgro

On October 20 and December 23, 2010, the Company and its subsidiary Helmir executed with Tarpon an addendum to the Share Purchase Agreement of April 28, 2010, under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010, Rs. 52.5 million on April 27, 2011. When the price agreed was cancelled, the pledge constituted on 3,864,086 shares and 37,325 warrants from BrasilAgro’s first issue released

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding stock as of June 30, 2011 (see note 13.1.a to the Basic Financial Statements). It should be noted that acquiring shares does not imply a change in the control over BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates.

Likewise, due to the transaction, Cresud owns directly and indirectly 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

As of September 30, 2011 the Company registered an asset for Ps. 27,199 for the acquisition of these warrants (Note 4.b).

In relation to this, and following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, the Company has consolidated its financial statements with BrasilAgro’s financial statements as of June 30, 2011, as stated in Note 1.a. to this consolidated financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

2.	Expanding business into the Republic of Paraguay

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay and possibly of up to 100,000 hectares, which are derived from the purchase option granted by Carlos Casado to Cresca S.A. It should be mentioned that this option was exercised on September 3, 2008. The option will be in force for a term of 10 years and will be automatically extended for two additional ten-year terms, and it may also be renewed.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

On January 23, 2009, Agrology S.A. (merged with the Company since July 1, 2011) made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Finally, on June 29, 2010 a notarial deed was executed for the conveyance of title on the real property subject to the option for an amount of 3,646 hectares which were transferred to Cresca S.A. (1,807 of which corresponds to Agrology).

As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare; the last payment was made on March 4, 2011.

B.	Real Estate Business

1.	IRSA

a.	Constitution of CYRSA - Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be canceled by handing over certain units of the building to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 (owned property) was mortgaged.

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

The buyer can choose from the following purchase plans:

•	The balance will be cancelled in installments and will be fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of September 30, 2011, the percentage of completion of the “Horizons” project was 98.24%. Three of the six towers included in the project have already been completed and are currently signing the title deeds. Furthermore, the work on the other towers is in the last stage and delivery and signature of deeds is expected in the following months.

b.	Acquisition of Hersha Hospitality Trust´s shares (Hersha”)

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. (“REIG”) acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock. Additionally, a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share was acquired. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million As part of the agreement, IRSA´s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January 2010, March 2010, and October 2010, IRSA through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 47.9 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

During fiscal year ended June 30, 2011, IRSA through its subsidiaries sold 2,542,379 common shares, in Hersha for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of September 30, 2011 IRSA´s direct and indirect interest in Hersha represents 9.17%. On the other hand, upon exercise of the call option and assuming any Company´s interest is not diluted due to newly issued shares, IRSA´s interest in Hersha would be 12.12%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,443 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

c.	Acquisition Lipstick, New York Building

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885 “Metropolitan 885 Third Avenue. LLC” (o “Metropolitan”), through its subsidiaries which main asset is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

During 2009 Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations.

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 bp rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), a new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its ownership interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

d.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, IRSA has been conducting different purchase and sale transactions of BHSA shares, as a result of which, as of September 30, 2011, IRSA´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired by a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

At the same time Liveck acquired, a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay´s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with an annual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to built.

The total price for the purchase of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% interest on the total outstanding amount. As of September 10, 2010 this operations was completely paid.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the purchase agreement of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman as applicable), of Vista al Muelle and Zetol and the later have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of the transaction.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

On the balance sheet date, having failed to execute the shareholders’ agreement or to sign an agreement to extend the term for such execution, the parties have not expressed their intention to perform the obligations assumed under the agreement to purchase the stock of Vista al Muelle S.A. and Zetol S.A.

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

In view of the additional development capacity granted by the IMC, the companies agree to pay maximum the sum of US$ 8.1 million for all concepts solely with works and other services as consideration thereof. The works to be carried out in consideration thereof are described in the Contract Plan.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Furthermore, the companies may exercise an option included in the agreement that entitles them to a 15% reduction of the total consideration amount, provided 80% (eighty per cent) of such consideration has been already been performed with a term of 4 (four) years as from execution of the Contract Plan.

On the other hand, it states that if the companies do not build the square meters of additional development capacity granted to them, the total consideration amount will also be reduced proportionately as the parties agree.

Later, in June 2009, IRSA sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. (Cyrela) for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, IRSA´s interest in Liveck amounted to 100% (through Tyrus).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

As part of the agreement, IRSA agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, IRSA will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

f.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of face value of US$ 15.5 million of “APSA’s Convertible Notes 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126 million. IRSA transferred US$ 6 million to Parque Arauco S.A., non refundable, as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, IRSA’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of September 30, 2011, IRSA’s interest in APSA rises to 94.89%.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

g.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first and second installment falling due in December 2010 and June 2011, respectively.

h.	Torodur S.A.

In May 2010, IRSA acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, IRSA transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, IRSA closed the sale and transfer of Torodur S.A. shares for US$ 0.002 million to APSA. As a consequence of such transaction IRSA does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A. in Ps. 0.02 million.

i.	Acquisition of Unicity S.A

On September 1st, 2010, and through E-Commerce Latina S.A. (subsidiary of IRSA) acquired a 100% stake in Unicity S.A. (Unicity) for US$ 2.53 million. Unicity’s main asset consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and for which it carries a liability to IRSA on the purchase price balance, which as of the date hereof is US$ 9.1 million. On September 28, 2010 the debt was capitalized and IRSA received 36,036,000 shares representing 88.61% of Unicity, being held by E-Commcerce Latina S.A. the remaining 11.39%.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

j.	Sale of Torres Jardín IV

On October 25, 2010, IRSA executed a preliminary sales agreement whereby it sold the lot that fronts Gurrachaga street, at 220/254/256 Gurruchaga Street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

k.	Purchase of TGLT S.A.´s shares.

In December 2010, IRSA acquired 9,598 non-endorsable common shares in book entry form of 1 vote each, representing 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

l.	Sale of interest stake in Quality

On March 31, 2011, IRSA and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by IRSA and EFESUL.

m.	Purchase of BACS shares

On March 10, 2011, IRSA signed an stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

n.	Acquisition of shares of Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

The Company exercised its preemptive rights and took part in the offer acquiring 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares of BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

o.	Exchange agreement on a piece of land in Caballito (TGLT S.A.)

On June 29, 2011, IRSA subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid in money after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of IRSA a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

p.	Purchase and sale of APSA´s Notes

During fiscal year ended June 30, 2009, IRSA bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, IRSA sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had been acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

q.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter, “Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011, the deed was executed.

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million will be cancelled in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. The first installment is due to be paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Likewise, Quality subscribed a lease agreement with Nobleza, by means of which later will continue occupying the property for a maximum term of three years, with the purpose of gradually moving the plant, its main distribution center and the administrative offices to another site.

On April 11, 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision. As of the date these financial statements are issued, the resolution of the appeal is pending.

2.	APSA

a.	Sale of equity interest in Tarshop S.A.

On October 30, 2009, Tarshop S. A., capitalized irrevocable contributions made by APSA, thus APSA’s participation increased to 98.5878%.

During January 2010, APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a two-year security agreement over APSA Serie I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

On October 11, 2011 Banco Hipotecario released 50% of the pledged Corporate Notes and the remaining 50% would be released after two years as from the date appearing on the Memorandum of closure has been fulfilled.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

b.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, A.PS.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital common stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million.

On September 7, 2011, APSA acquired additional shares which represent 8.185% of the voting capital in the amount of US$ 1.75 million. Furthermore, it agreed to modify the variable price of shares acquired in 2009 by setting it at 10% of any capital increase made in Arcos de Gourmet S.A.

The remaining unpaid balance as of September 30, 2011 is made up as follows: (i) one US$ 1 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 100% of the variables amounts which will be paid off upon the possible increase of the capital.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

c.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the part of the Goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. Guidelines provide that INCSA does not transfer APSA the receivables or the payables from the goodwill transferred originated before executing the agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified APSA of its authorization of this transaction.

On August 3, 2011, INCSA granted the conveyance deed of the property to APSA. At the same time, APSA granted a first-grade privilege mortgage on the property to secure payment of the balance plus interest to be accrued up to the effective payment date.

The total price for this transaction is US$ 20.7 million. Out of this total, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 0.1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments maturing the first installment on July 1, 2011. The capital will be settled with the last interest installment.

The above is disclosed in the accounts Short and Long term Debts for its net present value.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as suppliers advance. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory.

Having complied with such condition on July 1, 2010, APSA shall start the works on May 2, 2011. However, before starting with the works, INCSA should have: a) granted the title deeds to APSA’s future units to APSA, and b) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. As of the date of issuance of these unaudited financial statements, any of the two conditions have been fulfilled.

d.	Acquisition of Metroshop S.A.’s shares (now known as APSAMEDIA S.A.)

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set al Ps.0.001 for the total shares.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “B” share representing 50% of Metroshop S.A.’s capital stock.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

As an action subsequent to the taking over, APSA S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts or clients

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA’s subsidiary) 1,840,000 shares, representative of 5% of Metroshop S.A.’s capital stock for a total amount of Ps. 0.8 million which has not been paid in as of the unaudited financial statements date.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope:

•	Consumer credit marketing and financing.

•	Issuance and marketing of credit cards.

•	Performance of any type of agency and representation.

•	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección General de Justicia (Corporate Record Office) on August 29, 2011, under number 17,795.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

As of September 30, 2011 APSA´s direct and indirect interest in APSAMEDIA S.A. represents 100%.

e.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the later.

Thereafter, during fiscal year 2011, APSA acquired 1,017,284 additional shares for a total consideration of Ps. 9.2 million, thus reaching an 8.87% share in the capital stock of TGLT S.A. on the balance sheet date.

During the three-month period ended September 30, 2011, APSA acquired 262,927 additional shares for a total amount of Ps. 2.6 million, thus reaching 9.24% of the capital stock of TGLT S.A. at the end of such period.

NOTE 9:	PURCHASE, SALE AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Acquisition and sale of land in the Republic of Bolivia

a.	On June 3 and June 7, 2011 the Company subscribed contracts for the purchase of two lots, located in Santa Cruz, Bolivia, with a total extension of approximately 5,000 ha., which will be used for agricultural purposes.

The first lot corresponds to a field of approximately 2,660 ha. meant for the exploitation of sugar cane, whose purchase price amounts to US$ 8.4 million. On the subscription date of the corresponding contract, US$ 2 million were paid; the balance shall be cancelled in four installments, being the first due in July 2011 and the last one in October 2012.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

The second lot corresponds to a field of approximately 2,340 ha. devoted to the exploitation of soybeans, whose purchase price amounts to US$ 5 million. Of this amount, US$ 1.7 million have already been paid and the balance shall be paid in four half-yearly and consecutive installments, being the first due in December 2011 and the last one in June 2013.

e.	Additionally, the Company has agreed the sale of 910 ha. used for agricultural purposes for a total amount of US$ 3.6 million. The Company has received US$ 1 million of the total sale price, and the balance shall be collected in five half-yearly and consecutive installments, being the first due in December 2011 and the last one in December 2013.

2.	Sale of farm San Pedro

On September 28, 2011 BrasilAgro sold farm San Pedro, a rural property located in the Municipio Chapadão do Céu –GO with a total surface of 2,447 hectares, 1,724 hectares of which are used for agricultural purposes, for the equivalent in R$ to 580,000 soya seed bags. The sale is part of BrasilAgro business strategy, and seeks to derive both income from agricultural production and gains from the sale of real estate property.

The buyer made a down payment of R$ 2,250 (or Ps. 5,030), equivalent to 50,000 tons of soya. The balance is to be paid in five installments; the first one is due on March 30, 2012 and amounts to 160,000 soya bags, while the other four equal annual installments due on March 30 each year amount to 92,500 soya bags each. The deal was priced at R$ 26.1 million.

The property was acquired in September 2006 and the total amount invested for acquisition and development purposes was R$ 10.1 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

As from September 30, 2011, in view of the long-term nature of the receivables, BrasilAgro expects to assess the value of receivables based on the future market price of soya on each installment payment date (or else based on estimates and quotes from “brokers” when/if there is no pricing in the futures market on the payment due date) and to determine the exchange rate US$/R$ on that same date (insofar as the soya futures price is denominated in US Dollars), so that the resulting value is then discounted to its net present value by using an average rate of 10.86% p.a. The adjustment to the present value of income made for the quarter ended September 30, 2011 amounts to R$ 2,809 (or Ps. 7,163).

B.	Real Estate Business

1.	IRSA

Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the amount of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained and additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed according to the works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 334th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

2.	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos (Patio Olmos) located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 235 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

The property has been recorded as non-current investments.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future Real Estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking space in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking space units in the same building.

On April 14, 2011 APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the Functional Housing Units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the ownership title of the 45 parking spaces and 5 storage rooms.

c.	Barter transaction - Beruti plot of land

On October 13, 2010, TGLT and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land. TGLT cancelled the money obligation and constituted in favor of APSA a mortgage on the real estate, as collateral for the fulfillment of the remaining obligations.

The above is disclosed in Inventories and Property and equipment.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works.

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed an review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, APSA filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011 the answer to the complaint in due time and form was acknowledged.

d.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa S.A. (“Cyrsa”) 112 parking spaces and the rights to increase the height of the property to build a two tower in preserve on the air space COTO.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter agreement.

e.	Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,

ii)	US$ 0.1 million was settled upon executing such agreement, and

iii)	US$ 0.35 million will be paid upon executing the title deed.

The advance payments are disclosed as fixed assets.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011, the Municipality of Paraná granted the clearance to make the shopping mall. As of the date of issuance of these unaudited financial statements, the subdivision has been performed and the term for obtaining the public deed has begun.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal preclearance.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

f.	Plot of land Rosario

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe.

Lots	Offer acceptance	Agreed price (in thousands of US$)	Collected amount as of 06/30/11 (in thousands of US$)	Title deed’s date

2 A	04/14/2010	4,200	4,200	05/26/11

2 E	05/03/2010	1,430	1,430	09/29/10

2 F	11/10/2010	1,931	1,255	07/06/11

2 B	12/03/2010	1,507	1,507	08/11/11

2 C	12/03/2010	1,507	1,507	08/11/11

2 D	12/03/2010	1,539	256	—

The lots subject to these transactions have been recorded to the inventory account.

g.	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired on its own and by means of its subsidiary Torodur S.A. (buyers) from Boldt S.A. and Inverama S.L. (sellers) 50% of the shares of Nuevo Puerto de Santa Fe S.A. (NPSF), a Company lessee of a property that houses a shopping mall (la Ribera Shopping) located on the Port of the city of Santa Fe, Province of Santa Fe.

The purchase price for that acquisition is US$ 4.5 million payable in up to 19 installments with no interests, being the last installment due on February 2013, disclosed at its present value in Loans.

Additonally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto de Santa Fe S.A.. The later will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe will not raise any challenge against the transaction.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

As of August 18, 2011, once this condition was met the actual transfer of shares was completed. Furthermore, NPSF and Casino Puerto de Santa Fe entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF. APSA became owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, represent 50% of the voting capital of NPSF. Likewise GRAINCO S.A. owns the remaining 50% of the capital stock.

NOTE 10:	GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of September 30, 2011 and June 30, 2011, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 13.649 and Ps. 20,369 respectively.

As of September 30, 2011 and June 30, 2011, there are no agreements that failed to be complied with for which FyO.Com may have been claimed in its capacity of guarantor.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	CONVERTIBLE AND NON CONVERTIBLE NOTES AND CAPITAL PROGRAM

A.	Real Estate Business

1.	IRSA

Convertible Notes - Due date 2017

In February 2007, IRSA issued non-convertible Notes (Non-convertible notes - 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes (“the Program”) in a face value of up to US$ 200 million authorized by the Comisión Nacional de Valores. Non-convertible notes - 2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non convertible notes - 2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the IRSA´s Board of Directors approved the extension of the maximum face value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009.

Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a face value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

2.	APSA

a.	Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the Comisión Nacional de Valores Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2014

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the face value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Convertible Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, the holders of Convertible Notes into APSA´s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for US$ 15.5 million. As from the conversion, the number of APSA’S shares went from 782,064,214 to 1,259,608,411.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

On September 21, 2011, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 277,777 shares of common stock with a face value of Ps. 0.1 each and retiring notes for a face value of US$ 0.009 million. As from the conversion, the number of the Company shares went from 1,259,608,411 to 1,259,886,188.

Thus, since the issuance of the program, the holders of APSA’s Notes (Convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.4 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of September 30, 2011, APSA’s Convertible Notes amounts to US$ 31.8 million, mainly held by IRSA.

b.	Issuance of non-convertible notes

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million.

Series I corresponds to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of September 30, 2011 total Series I and Series II Notes repurchased by APSA amount to US$ 10.0 million and US$ 1.4 million, respectively. Such notes had been valued at face value and are disclosed netting the current and non-current capital and interest owed.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

The Company holds corporate notes Series II for an amount of Ps. 13.3 million.

These issuances correspond to classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the Comisión Nacional de Valores Resolution No. 15,614 dated April 19, 2007.

The APSA´s Shareholders Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable BADLAR plus a 3% margin payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of such issuance.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of such issuance.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	(Continued)

c.	Capital increase

On May 26, 2011, the Ordinary and Extraordinary Shareholders Meeting of APSA resolved as follows:

•

Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with a share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

•

Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•

Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•

Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible Corporate Bonds with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per Corporate Bond.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	SIGNIFICANT EVENTS

A.	Agricultural Business

a)	BrasilAgro - Maeda. Changes in Jaborandi Ltda. contract

On September 26, 2011, BrasilAgro released a communication note in the market to clarify that its participating stake in Jaborandi S.A., owner of Fazenda Jatobá, was not modified and thus BrasilAgro and Maeda still retain 90% and 10%, respectively, of the Jaborandi Ltda. company. Jaborandi Ltda. is an operator intended to develop and plant in Finca Jatobá, which ownership structure has been modified from 75% owned by BrasilAgro and 25% owned by Maeda, to a 50-50 structure between both parties.

On September 22, 2011 BrasilAgro executed an amendment to the ownership agreement of Jaborandi Ltd., whereby it assigns and transfers 1,766,038 of the shares in the Company’s capital. Following this transfer, BrasilAgro holds 14,572,661 shares and Maeda 7,212,271 shares. This transaction led to an investment loss in BrasilAgro’s results of operations of R$ 1,135 (equal to Ps. 2,894). On that same date, as indicated in the Minutes of the Meeting of Shareholders, a decision was made to reduce the capital stock by R$ 12,508 (or Ps. 28,369) by means of redemption and cancellation of 12,508,586 shares. Of this total, R$ 7,775 (or Ps. 17,634) result from a capital reduction to offset against retained deficit by BrasilAgro while R$ 4,733 (or Ps. 10,735) were repaid to BrasilAgro for they related to capital in excess in relation to the Company’s purpose. Consequently, the capital stock of Jaborandi Ltd. was increased to R$ 9,276 (or Ps. 21,039) and is composed of 9,276,346 shares, 50% of which are held by BrasilAgro while the remaining 50% is held by Maeda, so that each shareholder would have a 50% stake in the company, that is, 4,638,173 shares.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

b)	Green Ethanol

In May 2007 BrasilAgro acquired a 49.9% stake in Green Ethanol LLC “Green Ethanol” (formerly Tarpon Ethanol LLC). Green Ethanol held 2.47% of the capital stock of “Brenco”, a privately-held Brazilian company which started up operations in 2007 in the sugar and ethanol segment. In September 2008, Green Ethanol reduced its share in “Brenco” to 1.55% and in December 2008 it increased it to 3.8% of “Brenco” capital stock. BrasilAgro, who saw its share diluted to 40.64% in Green Ethanol did not follow suit. In February 2010, “ETH” _ Bionenergía acquired substantially all the capital stock of Brenco, thus diluting Green Ethanol’s share to 0.046%.

As a result, BrasilAgro has a share of 40.64% in Green Ethanol; however, it would not have a material influence. The social contract of Green Ethanol provide the controlling interest, as well as the voting rights on administrative and financial matters and decision making are vested on another investor.

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Exposure to the non-financial public sector

Banco Hipotecario S.A. has assets with the non-financial public sector for Ps. 623,288 booked in its financial statements, according to the following detail:

a)	Government bonds, net of allowances, for Ps. 549,549;

b)	Loans to the national, provincial and municipal non-financial public sector for Ps. 50,879;

c)	Other receivables derived from financial intermediation for Ps. 22,860 pertaining to debt securities from the Financial Trusts SISVIAL.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

Through Communication “A” No. 4546 of July 9, 2006, it was established that as from July 1, 2007, assistance to the Public Sector by all means (average) shall not exceed 35% of the total Asset as of the last date of the previous month.

As of September 30, 2011 and June 30, 2011 assistance to the Public Sector reached 5.4% and 5.8%, from total Assets, respectively.

Banco Hipotecario S.A.´s treasury Shares

In the course of the fiscal year ended on June 30, 2009 and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the Bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, the Special Shareholders’ Meeting of Banco Hipotecario decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company’s capital stock in any given period of 12 months.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in IRSA’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010.

The availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

As per the Company’s holding, it is entitled to Ps. 30.5 million.

b.	Transactions pending solution by the Argentine Antitrust Commission

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), IRSA applied to the CNDC for a consultative opinion on whether IRSA had to notify that transaction or not. The CNDC found that there was an obligation to notify the same, but IRSA appealed that decision. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston, on August 30, 2007 IRSA applied to the CNDC for a consultative opinion as to whether IRSA had to notify the transaction. On November 22, 2007 the CNDC stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. The resolution from the matter in court was favorable to the CNDC. On November 3, 2010 was notified to the CNDC. As of the date of issuance of these financial statements, the authorization is in process of notificating the operation.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

2.	APSA

a.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNACIONAL II, INC. – Branch Argentina) by means of which the later granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, Villa Cabrera which are disclosed in Property and Equipment, net.

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned property right.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

Principal owed as of September 30, 2011 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

b.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On July 5, 2010, Shopping Neuquén S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

On April 15, 2011 the Company entered into an agreement with Gensar S.A. whereby the later is entitled to buy one of the plots of land that form part of the commercial undertaking of mixed use next to which the Company is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

On September 16, 2011 it executed a deed for the conveyance of title on such plot of land in favor of Gensar S.A., which deed is currently in the process of being registered with the relevant Real Estate Regulatory Entity.

c.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At the end of period / year the remaining pending accrual shown under other liabilities, in line improvements made by others to be accrued.

d.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the Province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the Provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

e.	Concession Amendment Agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. entered into a Concession Amendment Agreement with ADIF whereby the term of the concession was extended until December 31, 2030, with the right to one extension of 3 years and four months as from such date, and a subsequent extension of three additional years. The term to carry out the works and open up the shopping mall to be developed in the plot of land was set at two years, as from the date of execution of the agreement.

The monthly royalty payable for the concession was set at Ps. 0.2 million (plus VAT) until December 31, 2025 and steps up to Ps. 0.25 million as from January 1, 2026 (plus VAT). Notwithstanding the above, thereafter and until expiration of the concession term, royalties shall be priced every two years.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 12:	(Continued)

In addition, Arcos del Gourmet S.A. agrees to pay any amount necessary for the construction of the new Palermo station, budgeted at an estimated amount of Ps. 9.7 million (plus VAT).

To secure performance of the Agreement with ADIF, Arcos del Gourmet S.A. agreed to take out a performance bond insurance in the amount of Ps. 4,460, make an escrow deposit in cash in the amount of Ps. 400 and take out another performance bond insurance in favor of ADIF to secure due and timely performance of works therein agreed in the amount of Ps. 14,950.

This agreement would supersede that executed in the ONABE.

NOTE 13:	SALES OF BUILDINGS

Real Estate Business

On July 7, 2011, the Company subscribed a sale agreement of some offices at Libertador 498. The agreed total price is US$ 2.5 million to be paid as per the following: a) US$ 0.75 million at the time of subscription of the sale agreement, b) US$ 1.25 million at the time of recording the public deed and granting possession (which took place on October 17, 2011), c) US$ 0.1 million on October 28, 2011 and d) US$ 0.4 million on April 27, 2012. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the Company. As of September 30, 2011, the Company recorded a profit of Ps. 8.1 million derived from the measurement of the properties at their net realizable value.

On September 7, 2011, the Company subscribed a sale agreement of the property “Thames”. The total transaction price amounts to US$ 4.7 million. Out of this total, US$ 1.0 million have been collected at the time of subscription, and the balance of US$ 3.7 million were collected at the time of recording the public deed and granting possession, which took place on October 25, 2011. The result for this transaction amounts to US$ 3.8 million.

Both properties were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 33,900 square meters. As of September 30, 2011, these assets were reclassified to inventory, in accordance with the Company’s disclosure policies.

During the three-month period ended on September 30, 2011, no offices were sold.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of September 30, 2011 Cresud and IRSA had made contributions to the capitalization program for executive management that amount Ps. 2.784.

NOTE 15:	EXECUTIVE STAFF´S FEES

Agricultural business

Stock Purchase Option Plan

Pursuant to the provisions of the Corporate Bylaws, BrasilAgro has a Stock Option Plan (the “Plan”) in place approved by the General Shareholders’ Meeting, which seeks to integrate executive staff to the company’s development process in the medium and long term. This Plan is administered by the Remunerations Committee and the awards are subject to the approval of the Board of Directors.

In the Special Shareholders’ Meeting held on October 29, 2008 a Stock Option Plan was approved by the Company (“Stock Options”).

Under the Stock Option Plan, the Board of Directors is entitled to:

•	Create and apply general rules governing the award of stock options under this Plan and solve any interpretation issues that may arise in relation to the Plan;

•	Define performance targets applicable to Managers and Executives of the Company and its controlled affiliates, in order to establish objective eligibility criteria to take part in the Plan.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 15:	(Continued)

•

Choose eligible Participants to the Plan and authorize the award of stock options to such Participants, establishing all the conditions governing the options to be awarded, and to modify such conditions where necessary in order for the options to comply with applicable laws and regulations.

•	Issue new shares of BrasilAgro not to exceed the authorized stock limit as a result of the exercise of such stock options by Participants.

The stock options to be awarded under the Plan shall entitle the holders to the purchase of an amount of shares not to exceed, at any time, the maximum cumulative limit of 2% of the company’s issued shares, with the minimum price being the average listed price of the Company’s shares in the San Pablo Stock Exchange (BOVESPA) based on the weighted trading volume of the last thirty trading days before the option award.

On August 11, 2010 the Board of Directors approved the creation of the Options Award Program No. 1 (the “Program”), under which the Board of Directors is authorized to award stock options to eligible beneficiaries chosen on that occasion. The Program defines the beneficiaries, the number of shares that each of them may acquire upon exercising their stock option rights, the exercise price per share to be paid in cash by the beneficiaries and the stock option conditions.

Upon exercise, each option entitles the beneficiary to purchase 1 share of stock of BrasilAgro at the exercise price established in the Program. The Program involves 5 beneficiaries and the award of 370,007 shares at an exercise price of Rs. 8.97 per share, and they may be fully exercised as from August 12, 2012 (vesting date) for a term of three years as from the vesting date. On September 30, 2011 there were no options outstanding.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	DERIVATIVE FINANCIAL INSTRUMENTS

Real Estate Business

Futures - HASA

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. During the three-month period ended September 30, 2011, the Company has recognized a loss on such transactions that amounts to Ps. 74 included under “Other holding gains/losses” of the income statement.

Futures - APSA

During the period APSA entered into hedge transactions which resulted in an unrealized loss of Ps. 1,222 and is accounted for under “Other financing expense” in the Statement of Income.

The table below lists financial derivative transactions conducted during the period and the corresponding gains/losses thereon:

Futures	Bank	Amount US$	Due date	Gain
Unsettled transactions
Purchase of dollars	Banco Santander Río S.A.	6,000	11/30/2011	(200)
Purchase of dollars	Standard Bank Argentina S.A.	5,000	12/31/2011	(459)
Purchase of dollars	Standard Bank Argentina S.A.	5,000	01/31/2011	(563)

Sub-total				(1,222)

Settled transactions				—

Gain on hedging operations				(1,222)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 17:	SUBSEQUENT EVENTS

Creation of “Consumo Centro” -private financial trust-

On October 7, 2011, APSAMEDIA S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called “Consumo Centro”, which was assigned by APSAMEDIA S.A. under trust the legal ownership of certain receivables that were not in good standing, including included consumer loans, credit card receivables and refinanced receivables generated by APSAMEDIA S.A. in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. The receivables assigned under trust amount to Ps. 39.3 million approximately.

As from such assignment, APSAMEDIA S.A. will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA S.A. between August 26, 2011, cutoff date, and September 30, 2011, which amount to Ps. 0.15 million, were transferred on October 7, 2011 to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

The Pass-Throughs will be issued by the Trustee for a total nominal value of Ps. 1.9 million; they will not be registered for public offering or listing in the Stock Exchange, nor will a credit rating be applied for. The Pass-throughs will be exclusively secured and the solely source and payment mechanism will be the amounts collected by the Trustee under the assets held in trust.

Arcos del Gourmet S.A.

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which finally approved Arcos del Gourmet S.A.´s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.00387 per shares, which includes Ps. 0.001 par value per share and Ps. 0.00287 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash. As of the issuance date of these unaudited financial statements, the mandatory publications are being made for shareholders to have the chance to exercise their preemptive rights.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Free translation from the original prepared in Spanish for

publication in Argentina

Unaudited Basic Financial Statements

Corresponding to the three-month periods

ended September 30, 2011 and 2010

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of September 30, 2011 and 2010 and as of June 30, 2011

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011 (Notes 1 y 2)	June 30, 2011 (Notes 1 y 2)	September 30, 2010 (Notes 1 y 2)		September 30, 2011 (Notes 1 y 2)	June 30, 2011 (Notes 1 y 2)	September 30, 2010 (Notes 1 y 2)
ASSETS				LIABILITIES
CURRENT ASSETS				CURRENT LIABILITIES
Cash and Banks (Note 8.a.)	96,401	3,616	21,102	Trade accounts payable (Note 8.f.)	103,482	140,216	76,156
Investments (Note 8.b.)	124,737	19,092	75,099	Short-term debt (Note 8.g.)	598,168	541,720	406,275
Trade accounts receivable, net (Note 8.c.)	60,636	91,280	83,717	Salaries and social security payable (Note 8.h.)	20,234	28,393	17,237
Other receivables (Note 8.d.)	186,863	158,108	116,655	Taxes payable (Note 8.i.)	8,053	6,287	9,179
Inventories (note 8.e.)	210,756	230,803	127,688	Other liabilities (Note 8.j.)	145,305	29,540	77,121

Total Current Assets	679,393	502,899	424,261	Total Current Liabilities	875,242	746,156	585,968

				NON-CURRENT LIABILITIES
NON-CURRENT ASSETS				Long-term debt (Note 8.g.)	384,795	204,742	105,954
Other receivables (Note 8.d.)	91,411	58,194	65,477	Taxes payable (Note 8.i.)	99,190	96,528	91,383
Inventories (Note 8.e.)	167,571	184,527	140,739	Other liabilities (Note 8.j.)	15,604	12,195	4,018
Investments on equity investees (Note 8.b.)	2,201,636	2,162,773	1,780,064	Provisions for pending lawsuits (Schedule E)	1,689	1,681	1,671

Other Investments (Note 8.b.)	21	21	85,248	Total Non-Current Liabilities	501,278	315,146	203,026

Property and equipment, net (Schedule A)	354,043	345,085	315,212	Total Liabilities	1,376,520	1,061,302	788,994

Intangible assets, net (Schedule B)	21,076	21,340	22,131

Total Non-Current Assets	2,835,758	2,771,940	2,408,871	SHAREHOLDERS’ EQUITY	2,138,631	2,213,537	2,044,138

Total Assets	3,515,151	3,274,839	2,833,132	Total Liabilities and Shareholders’ Equity	3,515,151	3,274,839	2,833,132
The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G Elsztain
Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the three-month periods

beginning as from July 1, 2011 and 2010

and ended September 30, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Production income
Crops	63,286	20,295
Beef Cattle	8,917	2,758
Milk	7,062	9,301

Total production income	79,265	32,354

Cost of production (Schedule F.2):
Crops	(41,814)	(19,575)
Beef Cattle	(12,145)	(5,701)
Milk	(6,464)	(6,773)

Total cost of production	(60,423)	(32,049)

Production gain	18,842	305

Sales
Crops	116,427	49,082
Beef Cattle	21,828	15,192
Milk	6,584	8,272
Establishments	—	71,096
Others	4,858	4,237

Total sales	149,697	147,879

Cost of sales
Crops (Schedule F.1)	(96,388)	(42,548)
Beef Cattle (Schedule F.1)	(20,423)	(15,348)
Milk (Schedule F.1)	(6,584)	(8,272)
Establishments	—	(21,652)
Other (Schedule F.1)	(521)	(1,938)

Total cost of sales	(123,916)	(89,758)

Sales profit	25,781	58,121

Gross profit	44,623	58,426

Selling expenses (Schedule H)	(24,417)	(10,588)
Administrative expenses (Schedule H)	(13,720)	(8,998)
Unrealized gain on inventories-beef cattle (Schedules F.1 y F.2)	8,946	16,127
Unrealized gain (loss) on inventories-crops, raw materials and MAT	6,239	(4,153)

Operating gain	21,671	50,814

Financial results:
Generated by assets:
Exchange gains	2,684	449
Interest income (Note 8.k.)	3,592	4,255
Other unrealized (loss) gain (Note 8.k.)	(1,809)	484

	4,467	5,188

Generated by liabilities:
Exchange (loss) gain	(15,337)	279
Interest loss (Note 8.k.)	(18,725)	(11,594)
Other Unrealized loss	(1,180)	(1,250)

	(35,242)	(12,565)

Other income and expenses, net
Shareholders’ Personal asset tax	(2,300)	(2,200)
Others	231	520

	(2,069)	(1,680)

Gain on equity investees (Note 8.l.)	12,138	30,595
Management agreement fees (Note 5)	(116)	(5,761)

Net income before income tax	849	66,591

Income tax (Note 6)	189	(14,741)

Net income for the period	1,038	51,850

Earnings per share :
Basic (Note 9)	0.0020	0.10
Diluted (Note 9)	0.0018	0.09

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G Elsztain
Vice president II
Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the three-month periods

beginning as from July 1, 2011 and 2010

and ended September 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions						Non capitalized contributions (2)	Retained earnings		Long-term incentive program reserve (3)
	Capital (Note 3)		Inflation adjustment
Items	Common stock	Treasury stock	Common stock	Treasury stock	Paid-in capital (1)	Subtotal		Legal Reserve	Reserve for new developments		Retained earnings	Translation differences	Total
Balances as of June 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	—	23,023	143,928	—	187,683	66,449	1,968,193

Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	—	—	24,095	24,095
Net income for the period	—	—	—	—	—	—	—	—	—	—	51,850	—	51,850

Balances as of September 30, 2010	496,560	5,001	164,561	1,657	879,331	1,547,110	—	23,023	143,928	—	239,533	90,544	2,044,138

Balances as of June 30, 2011	496,562	5,001	164,561	1,657	879,342	1,547,123	1,012	32,293	320,064	—	145,842	167,203	2,213,537
Long-term incentive program reserve (3)	—	—	—	—	—	—	—	—	—	1,594	—	—	1,594
Non-capitalized contributions	—	—	—	—	—	—	287	—	—	—	—	—	287
Transitory conversion differences for the period	—	—	—	—	—	—	—	—	—	—	—	(77,825)	(77,825)
Net income for the period	—	—	—	—	—	—	—	—	—	—	1,038	—	1,038

Balances as of September 30, 2011	496,562	5,001	164,561	1,657	879,342	1,547,123	1,299	32,293	320,064	1,594	146,880	89,378	2,138,631

(1)	See notes 2.q y 16.
(2)	See note 15 consolidated financial statements.
(3)	See note 21 financial statements.

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G Elsztain
Vice president II
Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

Corresponding to the three-month periods

beginning as from July 1, 2011 and 2010

and ended September 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	22,708	18,364
Cash and cash equivalents at the end of the period	221,138	37,126

Net increase in cash and cash equivalents	198,430	18,762

Causes of changes in cash and cash equivalents
Operating activities
Net income for the period	1,038	51,850
Income tax	(189)	14,741
Accrued interest during the period	15,532	14,177
Adjustments made to reach net cash flow from operating activities:
Gain on equity investees	(12,138)	(30,595)
Increase (Decrease) in Allowances and Provisions	171	12,263
Depreciations of Property and Equipment	1,980	1,761
Depreciations of Intangible Assets	188	188
Unrealized loss on Inventories and MAT	(15,185)	(11,974)
Financial results	13,690	(2,587)
Gain on the sale of fixed assets	343	13,935
Long-term incentive program reserve	512	—
Changes in operating assets and liabilities:
Increase in trade accounts receivable	30,637	7,312
Increase in other receivables	(14,372)	(51,193)
Decrease (Increase) in Inventories	52,129	(281)
Decrease in social security payable and taxes payable and customer advances	(4,244)	(1,270)
Decrease in trade accounts payable	(36,856)	(18,278)
Increase in other debts	2,142	24,050

Cash flows provided by operating activities	35,378	24,099

Investing activities
Increase in interest on equity method investees (except IRSA)	—	(2,777)
Increase in interest in IRSA	(137,169)	—
Dividends collected	141	141
Increase in investments	—	(46,503)
Increase in related companies loans	(500)	—
Acquisition and upgrading of fixed assets	(11,222)	(6,930)
Incorporated cash by merger	2,271	579

Cash flows applied to investing activities	(146,479)	(55,490)

Financing activities
Increase in financial loans	82,623	113,208
Decrease in financial loans	(107,747)	(163,121)
Cancellation of financial interests	(16,277)	(4,858)
Loans granted to controlled companies	105,125	—
Issuance of Non-convertible Notes (Note 19)	245,807	104,924

Cash flows provided by financing activities	309,531	50,153

Net increase in cash and cash equivalents	198,430	18,762

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G Elsztain
Vice president II
Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow (Continued)

Corresponding to the three-month periods

beginning as from July 1, 2011 and 2010

and ended September 30, 2011 and 2010

(In thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	59	290
Increase in related companies interest by a decrease in trade account receivables	—	(3,541)
Increase in related companies interest by an increase in other debts current	—	926
Transitory conversion differences.	77,825	24,095
Long-term incentive program reserve subsidiaries and non-capitalized contribution	1,369	—
Decrease in related companies interest by an increase in other receivables.	(27,205)	—

	September 30, 2011	September 30, 2010
Complementary information
Income tax paid	1,249	1,702

	September 30, 2011	September 30, 2010
Balances incorporated by merger (Note 14)
- Trade accounts receivable	—	9,134
- Other receivables	16,880	9,431
- Inventories	—	14,408
- Property and equipment	—	37,622
- Intangible assets, net	—	1,511
- Non-current Investments	(18,367)	(63,631)
- Trade account payables	(82)	(7,132)
- Loans	—	(1,145)
- Salaries and social security payable	—	(111)
- Tax payables	(702)	(408)
- Provisions	—	(258)

Incorporated cash	(2,271)	(579)

Alejandro G Elsztain
Vice president II
Acting as President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

The Company’s results for the three-month periods ended September 30, 2011 and 2010 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s three-month periods ended September 30, 2011 and 2010 results do not necessarily reflect the proportion of the Company’s full-year results.

b.	The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

NOTE 1:	(Continued)

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

The rate used for restatement of items until February 28, 2003 is the domestic whole revenue price index published by the National Institute of Statistics and Census.

c.	Comparative Information

Amounts as of June 30, 2011 and September 30, 2010, which are disclosed for comparative purposes have been taken from the financial statements as of such dates.

The financial statements as of June 30, 2011 and September 30, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period / year.

These financial statements have been prepared giving effect to the spin-off merger mentioned in Note 14; consequently, the stand-alone financial statements as of September 30, 2011 are not comparable with those issued as of June 30, 2011 and September 30, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	(Continued)

d.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the period / year.

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

e.	Adoption of the International Financial Report

Comisión Nacional de Valores, through the Resolution 562, has mandated that the Technical Resolution No. 26 of the FACPCE is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital stock and/or convertible and non-convertible notes, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1, 2012. On April 29, 2010, the Company’s Board of Director has approved the specific implementation plan to the application of IFRS which is currently under way.

NOTE 2:	MORE RELEVANT ACCOUNTING STANDARDS

a.	Cash and Banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the period / year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

c.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value net of sales expenses as of the end of the period / year. Therefore, interests to collect corresponding to non-convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.k. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

d.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

e.	Credits and short-term debts

Credits and short-term debts have been valued at nominal value plus accrued interest at the end of the period / year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.	Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US Dollars and interest rate swaps agreements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements and/or at the best possible estimate of the amount receivable of payable, discounted by applying a rate that reflects the market the time value of money and the specific risks of the assets.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the period under “Unrealized gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations, as well as any gain/loss resulting from interest rate swaps are included under the Financial Results.

g.	Other receivables and liabilities

Other current receivables (except VAT receivables) and debts have been valued at face value plus the financial results accrued at the end of the corresponding period / year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

h.	Balances corresponding to financial transactions and receivables and payables with related

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.	Inventories

1.	Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each period / year-end.

Include:

•	Unharvested crops

•	Calves

2.	Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period / year-end.

Include:

•	Dairy cattle

•	Breeding cows

3.	Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each period / year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up and mares

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

4.	Farming Products: Crops: have been measured at their net realization value, representing the different quotations as of each period / year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Harvested crops

5.	Farming Products Raw material: Seeds and different goods: have been measured at reproduction or replacement cost as of each period / year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6.	The remaining inventories were valued at their replacement cost.

The carrying values of in inventories, which are determinated as discussed above, do not exceed their estimated recoverable values as of each period / year-end.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

j.	Long term investments in other companies:

1.	Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period / year.

Interests in subsidiaries and affiliates as of September 30, 2011 are as follows:

Subsidiaries and affiliates	Direct and indirect percentage of voting shares owned
	09/30/11	06/30/11	09/30/10
IRSA (Note 13.2.b)	63.22	57.70	50.60
FyO.Com (Note 13.2.d) (1)	65.85	65.85	65.85
FyO Trading	3.63	3.63	3.63
Agrology (3)	—	100.00	100.00
Agrotech (Note 13.2.c)	100.00	97.00	97.00
Pluriagro (Note 13.2.c)	100.00	97.00	97.00
Northagro (Note 13.2.c)	100.00	97.00	97.00
Cactus (Note 13.2.a) (2)	80.00	80.00	48.00
EAASA	0.01	0.01	0.44
Helmir S.A. (3)	100.00	—	—
Agropecuaria Acres del Sud S.A. (3)	95.12	—	—
Ombú Agropecuaria S.A. (3)	95.12	—	—
Yatay Agropecuaria S.A. (3)	95.12	—	—
Yuchán Agropecuaria S.A. (3)	95.12	—	—
Agro – Uranga S.A.	35.72	35.72	35.72
BrasilAgro (Note 13.1.a)	35.75	35.75	23.24

(1)	It’s the owner of the 96.37% of the FyO Trading shares
(2)	It’s the owner of the 99.97% of the EAASA shares
(3)	Incorporated following the merger with Agrology, as mentioned in Note 14.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

3.	Goodwill

•	Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period /year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

•	Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation, or in an accelerated way the proportional parts corresponds to the negative goodwill, when the subsidiaries required disposed theirs issues.

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful lives of negative goodwill generated by BrasilAgro acquisition was established between 5 to 7 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the Investments on controlled and related companies account (Schedule C).

k.	Other investments

•	Investments in debt securities

IRSA and APSA’s non-convertible notes were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

l.	Property and equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Depreciations have been calculated by the straight-line method base on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The value of these assets does not exceed its economic use value as of period / year-end.

m.	Intangible assets:

Pre-operating expenses resulted from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the Statement of Income.

The company, among other goods and rights, has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under Resolution No. 190/99 and Bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

The amortization of the concession right of ANTA is calculated according to its duration, whose remaining time is 27 years.

The value of these assets does not exceed their estimated recoverable value at the end of the period / year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

n.	Provisions:

•	Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

•

Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the period /year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company´s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o.	Shareholders’ Equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 18).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

q.	Paid-in capital

•

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investment in IRSA generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

•	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

r.	Conversion of financial statements of companies located abroad

•	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the period / year-end. Income statement accounts have been converted by using the average exchange rate for the period. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

BrasilAgro and the interests in companies located in Bolivia and indirect interest in Paraguay are considered to be not integrated.

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

•	Integrated companies

Assets and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the period / year-end. Assets and liabilities denominated in foreign currency prior year-end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the period. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

s.	Results for the period:

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the year to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The results of closed positions are recognized as a difference between the exercise price and their close year; and the results of open positions are recognized at the period-end, as the difference between their exercise price and the market price for futures, and as a difference between the exercise premium and the market price for options in the same condition.

The charges for consumption of assets were determined based on the values of such assets. The rest of the results for the period is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

t.	Income tax:

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%)(Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

u.	Minimum presumed income tax:

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period / year will be the higher of these two taxes.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 2:	(Continued)

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

The Company has recognized the minimum presumed income tax accrued in the period and paid in previous years as a credit, because it considers that it may be computed as payment on account of income tax in future periods.

v.	Issuance of debt expenses

Expenses incurred in connection with the loans obtained and issues of Convertible Notes are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a greater financing expense

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Face value	Subscribed Face value	Paid-in Face value
Common and treasury stock as of June 30, 2009	501,538,610	501,538,610	501,538,610
Exercise of Options (Note 16) – Fiscal Year 2010	21,898	21,898	21,898
Exercise of Options (Note 16) – Fiscal Year 2011	2,026	2,026	2,026

Common and treasury stock as of September 30, 2011 (1)	501,562,534	501,562,534	501,562,534

(1)	As of September 30, 2011 and 2010, there are 5,000,754 own treasury shares that were acquired during the fiscal year 2009.

As of September 30, 2011, the capital authorized to be publicly offered is formed of 501,562,534 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of September 30, 2011 the Company had arranged futures and options on the Futures Market and SWAP operations as follows:

Crops/SWAP	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain /(loss) for valuation at period-end at fair value
Futures
Purchase
Rice	360	—	—	—		(168)
Soybean	3,000	(75)	—	—		(312)

Sell
Soybean	24,800	1,240	—	—		2,592

Options
Sell Put
Corn	22,860	—	(894)	(1,796)		(902)

Purchase Put
Corn	35,560	—	820	1,914		1,094

Sell Call
Soybean	2,040	—	(117)	(56)		61

Purchase Call
Soybean	4,040	(34)	298	161		(137)

Swap
Interest rate	—	—	—	—	(a)	3.272

Total	92,660	1,131	107	223		5,500

(a)	Corresponds to: an interest rate swap for a notional amount of Ps. 106.9 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate and (iv) Ps. 26.9 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.45% and the counterparty the Badlar variable rate.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 4:	(Continued)

As of September 30, 2010 the Company had arranged futures and options on the Futures Market as follows:

Cereal / Currency	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at period-end at fair value
Futures
Purchase
Soybean	816	—	—	—		110
US$	—	—	—	—	(a)	(319)

Sell
Corn	11,600	318	—	—		(622)
Soybean	27,900	1,094	—	—		(3,939)
Wheat	1,000	27	—	—		(98)
US$	—	—	—	—	(b)	700

Options
Purchase Call
Soybean	28,900	1,662	(899)	(3,578)		(2,679)
Corn	6,200	198	(129)	(364)		(235)
Wheat	500	6	(13)	(4)		9

Sell Put
Corn	2,400	(49)	45	52		7
Soybean	5,500	(93)	175	89		(86)
Wheat	500	(3)	13	13		—

Total	85,316	3,160	(808)	(3,792)		(7,152)

(a)	Corresponds to a future of purchase of US$ 7.1 million in Santander Río bank with mature date on December 15, 2010. Loss generated as of September 30, 2010 is included in Financial Results, net of the Statement of Income.
(b)	Corresponds to a future of sell of US$ 7.1 million in Santander Río bank with mature date on December 15, 2010. Gain generated as of September 30, 2010 is included in Financial Results of the Statement of Income.

Crops: As of September 30, 2011 and 2010 the Company recognized results of Ps. 1,399 (gain) and Ps. 12,250 (loss), respectively, to reflect the closing of the transactions carried out during such fiscal periods. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

US Dollars: As of September 30, 2010 the Company recognized results Ps. 324 (income), for this transaction carried out during such fiscal period. This result is disclosed as part of the line “Financial Results – Generated by assets – Other unrealized gain” in the Statements of Income. As of September 30, 2011 the Company did not recognized results.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management agreement is held by Consultores Asset Management S.A.

The financial statements as of September 30, 2011 and 2010 include a charge in the Statements of Income by this concept for Ps. 116 and Ps. 5,761 respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, during the period ended September 30, 2011 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2011	20,544	1,326	(67,952)	(56,653)	8,293	(94,442)
Incorporated by merger	3,822	—	—	—	—	3,822
Gain (loss) recognized	(679)	382	834	6,764	(7,112)	189

Balance as of September 30, 2011	23,687	1,708	(67,118)	(49,889)	1,181	(90,431)

As of September 30, 2011, net liabilities at period-end as per the information included in the preceding table amount to Ps. 90,431.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2011 are detailed in the following table:

	Cumulative tax loss carry- forwards	Cash in foreign currency	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2010	13,365	(38)	(49,091)	(42,214)	4,548	(73,430)
Incorporated by merger	638	496	161	—	—	1,295
Gain (loss) recognized	6,541	868	(19,022)	(14,439)	3,745	(22,307)

Balance as of June 30, 2011	20,544	1,326	(67,952)	(56,653)	8,293	(94,442)

As of June 30, 2011, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 94,442.

The Company in accordance with the accounting standards has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets, which as of the end of the year amounts to Ps. 91,473. The above-mentioned liability would probably be reverted according to the detail that follows:

Term	Total
1 year	6,489
2 years	5,770
3 years	5,729
Over 3 years	63,458
No term	10,027

Total	91,473

Cumulative tax loss carry forwards recorded by the Company which are pending of utilization at present period-end amount to approximately Ps. 67,670 and may be offset by taxable income of future years, as follows:

Origination year	Amount	Expiration year
2009	5,055	2014
2010	32,071	2015
2011	28,792	2016
2012	1,752	2017

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

Minimum presumed income tax credits booked by the Company, which were pending to use as of the present period-end, amount to Ps. 48,660 and under current regulations, they may be offset by taxable income for future years according to the following detail:

Origination year	Amount	Expiration year
2005	2	2015
2006	1,964	2016
2007	5,401	2017
2008	10,796	2018
2009	7,048	2019
2010	8,763	2020
2011	11,289	2021
2012	3,397	2022

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	September 30, 2011	September 30, 2010
Net income before income tax	849	66,591
Tax rate	35%	35%

Net income at tax rate	297	23,307
Permanent differences at tax rate:
Restatement into constant currency	14	1,962
Donations	2	16
Results from equity investees companies	(4,274)	(11,509)
Tax on shareholders´ personal assets	805	770
Shares sale	2,201
Miscellaneous permanent differences	766	195

Income tax expense	(189)	14,741

During this period the income tax rate was 35%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 6:	(Continued)

A reconciliation between the tax recognized and that which was determined tax for fiscal purposes is as follows:

Description	September 30, 2011	September 30, 2010
Total income tax expense	(189)	14,741

Transitory differences
- Additions
Cumulative tax loss carry-forwards	(679)	4,810
Cash in foreign currency	382	(475)
Fixed assets:	834	(19,086)
Inventories	6,764	(2,962)
Provisions	(7,112)	2,972

Total income tax determined for fiscal purposes	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of September 30, 2011 and 2010 and June 30, 2011 with subsidiaries, related companies and related parties are as follows:

As of September 30, 2011:

	Current Trade account receivable	Current Others receivables	Non-current Others receivables	Current Trade accounts payable	Short- term debts	Long- term debts	Current Other liabilities
Acres (1)	1,408	10,402	—	—	—	—	—
Agrotech S.A. (1)	—	54	27,244	—	—	—	(2)
APSA (1)	—	9,601	—	—	—	—	(17,147)
Banco Hipotecario S.A. (1)		—	—	(11)	—	—	—
BrasilAgro (1)	23	—	—	—	—	—	—
Cactus (1)	184	23,517	—	(4,624)	—	—	(2)
Consultores Asset Management S.A. (3)	88	—	—	—	—	—	(4,633)
Cresca S.A. (4)	137	—	—	(93)	—	—	(57)
Cyrsa S.A. (4)	20	—	—	—	—	—	(85)
Directors (3)	11	60	—	—	—	—	(496)
EAASA (1)	837	—	—	—	—	—	—
Emprendimiento Recoleta S.A. (1)	—	—	—	—	(5,308)	(5,256)	—
Estudio Zang, Bergel & Viñes (3)	—	9	—	—	—	—	(334)
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	14,751	—	—	—	—	—	—
Helmir S.A. (1)	—	19,188	—	—	—	—	—
Inversiones Financieras del Sur S.A. (3)	5	177	—	—	—	—	—
IRSA (1)	—	4,322	—	—	—	—	(116,126)
Northagro S.A. (1)	—	383	—	—	—	—	(2)
Nuevas Fronteras S.A. (1)	—	—	—	—	—	—	(13)
Ombú (1)	—	19,553	—	—	—	—	—
Panamerican Mall (1)	—	—	—	—	—	—	(5)
Pluriagro S.A. (1)	—	383	—	—	—	—	(2)
Credits to employees (3)	—	1,132	—	—	—	—	—
Tarshop S.A. (2)	—	198	—	—	—	—	—
Yatay (1)	—	9,253	—	—	—	—	—
Yuchán (1)	—	10,462	—	—	—	—	—

Total	17,464	108,694	27,244	(4,728)	(5,308)	(5,256)	(139,977)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2011:

	Current Trade account receivable	Current Others receivables	Current Trade accounts payable	Short- term debts	Long- term debts	Current Other Liabilities
Acres (1)	874	5,046	—	—	—	—
Agrotech S.A. (1)	—	49	—	—	—	—
Agro – Uranga S.A. (2)	96	46	—	—	—	—
APSA (1)	—	10,872	—	—	—	(11,450)
BrasilAgro (1)	22	—	—	—	—	—
Cactus (1)	488	22,497	(1,221)	—	—	(3)
Consultores Asset Management S.A. (3)	—	—	—	—	—	(7,868)
Cresca S.A. (1)	699	1	(91)	—	—	—
Cyrsa S.A. (4)	21	—	—	—	—	(85)
Directors (3)	12	60	—	—	—	(395)
EAASA (1)	607	6	—	—	—	—
Emprendimiento Recoleta S.A. (1)	—	61	—	(46)	(7,706)	—
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(308)
Fundación IRSA (3)	—	—	—	—	—	(1,073)
FyO.Com (1)	37,160	—	(24,696)	—	—	—
Helmir S.A. (1)	—	18,641	—	—	—	—
IRSA (1)	—	4,906	—	—	—	(7,614)
IRSA Internacional (1)	—	4	(5)	—	—	—
Northagro S.A. (1)	—	366	—	—	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(13)
Ombú (1)	—	18,474	—	—	—	—
Panamerican Mall (1)	—	—	(1)	—	—	(5)
Pluriagro S.A. (1)	—	366	—	—	—	—
Credits to employees (3)	—	1,379	—	—	—	—
Tarshop S.A. (2)	—	148	—	—	—	—
Yatay (1)	—	8,743	—	—	—	—
Yuchán (1)	—	9,885	—	—	—	—

Total	39,979	101,550	(26,014)	(46)	(7,706)	(28,814)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of September 30, 2010:

	Current Investment:	Non-current Investment:	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Current Trade accounts payable	Current Other liabilities
Acres (1)	—	—	262	6	264	—	—
Agro – Uranga S.A. (2)	—	—	—	—	—	—	(101)
APSA (1)	606	10,283	—	26,772	—	—	(18,520)
Banco Hipotecario S.A. (2)	—	—	—	—	—	(12)	—
Cactus (1)	—	—	322	14	—	(223)	—
Consultores asset Management S.A. (3)	—	—	94	—	—	—	(8,028)
Cresca S.A. (4)	—	—	533	—	—	—	—
Cyrsa S.A. (4)	—	—	21	—	—	(46)	—
Directors (3)	—	—	—	191	—	—	(606)
Estudio Zang, Bergel & Viñes (3)	—	—	—	—	—	(325)	—
Fundación IRSA (3)	—	—	—	—	—	—	(1,073)
FyO.Com (1)	—	—	35,133	46	—	(9,799)	(926)
Inversiones Financieras del Sur S.A. (3)	—	—	5	—	—	—	—
IRSA (1)	1,860	74,944	—	12,715	—	—	(43,548)
Northagro S.A. (1)	—	—	—	317	—	—	—
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(3)	—
Ombú (1)	—	—	—	—	7,650	—	—
Panamerican Mall (1)	—	—	—	—	—	(5)	—
Pluriagro S.A. (1)	—	—	—	317	—	—	—
Credits to employees (3)	—	—	—	785	—	—	—
Tarshop S.A. (1)	—	—	167	—	—	—	—
Yatay (1)	—	—	—	—	3,935	—	—
Yuchán (1)	—	—	—	—	5,261	—	—

Total	2,466	85,227	36,537	41,163	17,110	(10,413)	(72,802)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the periods ended September 30, 2011 and 2010 are as follows:

As of September 30, 2011:

	Sales and fees for shared services	Salaries and wages	Fees	Beef cattle expenses	Interest gain (loss)	Administration services	Others
Acres (1)	—	—	(532)	—	390	535	—
Agro – Uranga S.A. (2)	—	—	—	—	—	—	330
Agrology S.A. (1)	—	—	—	—	—	—	—
APSA (1)	11,375	—	—	—	—	—	—
Cactus (1)	—	—	—	(3,279)	426	24	5
Consultores asset Management (3)	—	—	(116)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	1	191	—
Directors (3)	—	—	(339)	—	—	—	—
EAASA (1)	—	—	—	1,450	—	—	—
Emprendimiento Recoleta S.A. (1)	—	—	—	—	(198)	—	—
Estudio Zang, Bergel & Viñes (3)	—	—	(141)	—	—	—	—
FyO.Com (1)	—	—	—	—	—	—	(20)
Helmir S.A. (1)	—	—	—	—	122	—	—
Inversiones Financieras del Sur (3)	—	—	—	—	333	—	—
IRSA (1)	5,213	—	—	—	(463)	—	—
Ombú (1)	—	—	—	—	685	—	—
Pesonal loans (3)	—	—	—	—	—	—	—
Tarshop S.A. (2)	72	—	—	—	—	—	—
Yatay (1)	—	—	—	—	325	—	—
Yuchán (1)	—	—	—	—	368	—	—
Agrotech (1)	—	—	—	—	40	—	—

Total	16,660	—	(1,128)	(1,829)	2,029	750	315

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 7:	(Continued)

As of September 30, 2010:

	Sales and fees for shared services	Fees	Beef cattle expenses	Interest gain (loss)	Administration services	Others
Acres (1)	—	—	—	—	198	—
APSA (1)	9,295	—	—	389	—	—
Cactus (2)	—	—	(928)	—	26	3
Consultores Asset Management S.A. (3)	—	(5,761)	—	—	—	—
Cresca S.A. (4)	—	—	—	—	231	—
Estudio Zang, Bergel & Viñes (3)	—	(433)	—	—	—	—
FyO.Com (1)	—	—	—	51	—	(163)
IRSA (1)	3,990	—	—	2,330	—	(169)
Ombú (1)	—	—	—	96	—	—
Tarshop S.A. (1)	142	—	—	—	—	—
Yatay (1)	—	—	—	50	—	—
Yuchán (1)	—	—	—	67	—	—

Total	13,427	(6,194)	(928)	2,983	455	(329)

(1)	Direct or indirect subsidiary.
(2)	Related companies.
(3)	Related parties.
(4)	Direct or Indirect common control.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of September 30, 2011 and 2010 and June 30, 2011, the principal items of the financial statements are as follows:

a.	Cash and Banks

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Cash in local currency	159	198	117
Cash in foreign currency (Schedule G)	38	29	44
Local currency checking account	2,991	2,794	2,867
Foreign currency checking account (Schedule G)	93,213	595	18,074

	96,401	3,616	21,102

b.	Investments

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Temporary investments
Temporary investments (Schedules C and G)	124,737	19,092	75,099

	124,737	19,092	75,099

Long term investments in other companies
Investments on investees (Note 13 and Schedule C)	2,201,636	2,162,773	1,780,064

	2,201,636	2,162,773	1,780,064

Other investments
Other investments (Schedules C and G)	21	21	85,248

	21	21	85,248

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

c.	Trade accounts receivable, net

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Trade accounts receivable (Schedule G)	41,917	46,669	43,180
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	17,464	39,979	36,537
Trade accounts receivable – real estate (Schedule G)	—	—	3,920
Trade accounts receivable under legal proceedings	322	322	322
Checks to be deposited	1,484	4,929	428
Less:
Allowance for doubtful accounts (Schedule E)	(551)	(619)	(670)

	60,636	91,280	83,717

d.	Other receivables

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
VAT receivables, net	14,642	9,036	24,031
Income tax credit and advances	14,339	10,885	8,266
Prepaid leases	27,191	11,044	28,907
Prepaid expenses	6,547	5,641	5,941
Expenses to be recovered	866	7,235	2,783
Guarantee deposits (Note 4 and Schedule G)	1,131	633	3,160
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	108,694	101,550	41,163
Operations to liquidate	—	—	770
Gross sales tax credit and others	2,333	3,448	1,263
Premiums paid (Note 4 and Schedule G)	2,075	2,919	154
Derivative financial instruments (Note 4)	3,272	1,867	—
Others	5,773	3,850	217

	186,863	158,108	116,655

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

	September 30, 2011	June 30, 2011	September 30, 2010
Non-current
Minimum presumed income tax	48,660	41,795	34,354
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	27,244	—	17,110
VAT receivables, net	15,507	16,399	14,013

	91,411	58,194	65,477

e.	Inventories

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Unharvested crops	16,419	30,897	10,506
Materials and others	61,867	54,044	58,031
Beef cattle	61,840	42,352	21,774
Crops	61,425	95,501	35,021
Seeds and fodder	9,205	8,009	2,356

	210,756	230,803	127,688

Non-current
Beef cattle	167,571	184,527	140,739

	167,571	184,527	140,739

f.	Trade accounts payable

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Suppliers (Schedule G)	64,322	63,348	45,594
Provisions for inputs and other expenses (Schedule G)	32,645	46,609	19,424
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	4,728	26,014	10,413
Provisions for harvest expenses	1,787	4,245	725

	103,482	140,216	76,156

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

g.	Short-term/ long term debts

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Bank loans (Schedule G)	195,002	115,191	154,185
Interests payable – Bank loans (Schedule G)	543	180	437
Bank Overdrafts	164,040	262,180	243,547
Interests payable – Bank overdrafts	405	112	6,584
Non-convertible Notes Class III (Note 19)	35,650	35,650	—
Non-convertible Notes Class IV (Note 19 and Schedule G)	56,269	54,998	—
Non-convertible Notes Class V (Note 19)	71,250	35,625	—
Non-convertible Notes Class IV (Note 19 and Schedule G)	73,268	35,806	—
Interest payable-Non-convertible Notes (Note 7, 19 and Schedule G)	5,321	3,847	1,991
Expenses of Non-convertible Notes issuance (Note 19)	(3,580)	(1,869)	(469)

	598,168	541,720	406,275

Non-current
Non-convertible Notes Class III (Note 19)	—	—	35,650
Non-convertible Notes Class IV (Note 19)	18,756	18,333	70,655
Non-convertible Notes Class V (Note 19)	35,625	71,250	—
Non-convertible Notes Class VI (Note 7, 19 and Schedule G)	73,268	107,419	—
Non-convertible Notes Class VII (Note 19 and Schedule G)	8,744	8,546	—
Non-convertible Notes Class VIII (Note 19 and Schedule G)	252,300	—	—
Expenses of Non-convertible Notes issuance (Note 19)	(3,898)	(806)	(351)

	384,795	204,742	105,954

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

h.	Salaries and social security payable

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Provisions for vacation and bonuses	10,258	23,868	8,389
Social security payable	6,800	3,375	5,858
Salaries payable	—	349	72
Health care payables	3,176	801	2,918

	20,234	28,393	17,237

i.	Taxes payable

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Minimum presumed income tax, net (Note 2.u.)	—	4,854	1,489
Gross sales tax payable	607	435	774
Taxes withheld for income tax	4,795	671	4,392
Tax on shareholders´ personal assets	2,636	305	2,505
Others	15	22	19

	8,053	6,287	9,179

Non-current
Deferred income tax (Note 6)	90,432	94,442	86,876
Minimum presumed income tax (Note 2.u.)	6,748	—	2,192
Moratorium – Tax on personal shareholder´s assets	2,010	2,086	2,315

	99,190	96,528	91,383

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

j.	Other liabilities

The breakdown for this item is as follow:

	September 30, 2011	June 30, 2011	September 30, 2010
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	135,344	20,946	64,774
Management fee provision (Notes 5 and 7)	4,633	7,868	8,028
Premiums collected (Note 4 and Schedule G)	1,852	672	3,946
Operations to liquidate	—	—	319
Advances for concession rights (Note 13.1.a. and Schedule G)	3,422	—	—
Others	54	54	54

	145,305	29,540	77,121

Non-current
Advances for concession rights (Note 13.1.a. and Schedule G)	—	3,344	3,222
Equity interest in related companies (Schedule C)	15,487	8,720	624
Others	117	131	172

	15,604	12,195	4,018

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

k.	Financial results

The main financial results are the following:

	September 30, 2011	September 30, 2010
	Gain /(loss)	Gain /(loss)
Generated by assets:
Income Interest
Income Interest	2,692	3,501
Interest for discount of assets	900	754

	3,592	4,255

Other Unrealized gain
Gain on hedging	746	324
Financial result of IRSA´s and APSA´s non-convertible notes	—	2,156
Tax on bank account operations	(2,497)	(2,057)
Unrealized gain and results of securities operations	(58)	61

	(1,809)	484

Generated by liabilities:
Interest loss
Interest of bank loans and other liabilities	(7,645)	(9,082)
Interest of non-convertible notes	(11,080)	(2,512)

	(18,725)	(11,594)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 8:	(Continued)

l.	Gain on equity investees

The breakdown for this item is as follow:

	September 30, 2011 Gain / (loss)	September 30, 2010 Gain / (loss)
IRSA
- Result equity method	3,600	28,433
- Amortization of negative goodwill	5,622	7,519
- Elimination of amortization of IRSA´s and APSA´s non- convertible notes issuance expenses (1)	—	54
- Accrued financial results of IRSA´s and APSA´s non-convertible notes (1)	—	(2,156)
- Elimination of exchange difference of IRSA´s and APSA´s non-convertible notes (1)	—	57
- Amortization of higher values	(3,656)	(4,455)
BrasilAgro
- Result equity method	13,268	340
- Amortization of negative goodwill	5,635	1,525
- Amortization of higher values	(3,858)	—
Cactus
- Result equity method	(3,929)	(2,675)
Agro – Uranga S.A.
- Result equity method	(42)	515
FyO.Com
- Result equity method	1,005	(532)
Agrology S.A. (2)
- Result equity method	—	2,180
- Amortization of pre-operative expenses	—	(76)
EAASA
- Result equity method	—	(25)
Acres
- Result equity method	(2,719)	(57)
- Amortization of pre-operative expenses	(42)	—
Ombú
- Result equity method	(1,597)	(15)
Yatay
- Result equity method	(993)	(9)
Yuchán
- Result equity method	(1,374)	(12)
Agrotech S.A.
- Result equity method	(1,733)	—
- Amortization of pre-operative expenses	(34)	—
Northagro S.A.
- Result equity method	(182)	(8)
Pluriagro S.A.
- Result equity method	(182)	(8)
Helmir S.A.
- Result equity method	3,349	—

	12,138	30,595

(1)	Corresponds to the acquisition of IRSA´s and APSA´s non-convertible notes acquired during the fiscal year ended June 30, 2009.
(2)	From July 1, 2011 takes effect the merger of Cresud with Agrology (see Note 14 to the financial statements)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	EARNINGS PER SHARE

Following is presented a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of September 30, 2011 and 2010, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	September 30, 2011	September 30, 2010
Weight average of outstanding shares of common stock	496,561,780	496,559,754
Diluted weighted average of shares of common stock	558,916,948	558,914,922

	September 30, 2011	September 30, 2010
Earnings for the calculation of basic earnings per share	1,038	51,850
Earnings for the calculation of diluted earnings per share	1,038	51,850

Earnings per share BASIC	September 30, 2011	September 30, 2010
Earnings	1,038	51,850
Number of shares	496,561,780	496,559,754
Earnings per share	0.0020	0.10

Earnings per share DILUTED	September 30, 2011	September 30, 2010
Earnings	1,038	51,850
Number of shares	558,916,948	558,914,922
Earnings per share	0.0018	0.09

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:

Assets based on their estimated collection term:

	Current Investments Non-Current Investments			Trade account receivable			Others Receivables
Estimated collection term	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	June 30, 2011	September 30, 2010
2nd quarter 2011/2010	—	—	73,076	—	—	79,475	—	—	65,387
3rd quarter 2011/2010	—	—	1,860	—	—	3,920	—	—	1,338
4th quarter 2011/2010	—	—	—	—	—	—	—	—	7,167
1st quarter 2012/2011	—	19,092	—	—	90,958	—	—	90,542	13,156
2nd quarter 2012/2011	124,737	—	—	60,314	—	—	129,767	32,504	17,110
3rd quarter 2012/2011	—	—	—	—	—	—	29,905	23,972	—
2nd quarter 2014/2013	—	—	—	—	—	—	27,244	—	—
3rd quarter 2017/2016	—	—	74,944	—	—	—		—	—
4th quarter 2017/2016	—	—	10,283	—	—	—		—	—
With no stated current term	—	—	163	322	322	322	27,191	11,090	29,607
With no stated non-current term	21	21	21	—	—	—	64,167	58,194	48,367

Total	124,758	19,113	160,347	60,636	91,280	83,717	278,274	216,302	182,132

Assets classified according to interest rate that they accrue:

	Current Investments Non-Current Investments			Trade account receivable			Others Receivables
Interest rate that they accrue	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	June 30, 2011	September 30, 2010	September 30, 2011	June 30, 2011	September 30, 2010
At fixed interest rate	—	—	85,227	—	—	—	47,223	19,800	785
At variable interest rate	124,737	19,092	72,633	—	—	—	50,511	42,127	16,960
Non-interest bearing	21	21	2,487	60,636	91,280	83,717	180,540	154,375	164,387

Total	124,758	19,113	160,347	60,636	91,280	83,717	278,274	216,302	182,132

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 10:	(Continued)

Liabilities based on their estimated payment term:

	Trade account Payable			Short-term/ long-term debts			Salaries and social security payable			Taxes payable			Other Liabilities			Provisions:
Estimated payment term	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010
2nd quarter 2011/2010	—	—	76,156	—	—	33,571		—	10,282	—	—	8,951	—	—	77,079	—	—	—
3rd quarter 2011/2010	—	—	—	—	—	11,175	—	—	3,390	—	—	76	—	—	14	—	—	—
4th quarter 2011/2010	—	—	—	—	—	111,398	—	—	—	—	—	76	—	—	14	—	—	—
1st quarter 2012/2011	—	140,216	—	—	23,780	—	—	25,743	3,565	—	1,205	76	—	28,439	14	—	—	—
2nd quarter 2012/2011	103,482	—	—	142,499	44,857	29,448	15,802	—	—	7,901	4,930	—	145,293	1,087	—	—	—	—
3rd quarter 2012/2011	—	—	—	46,274	44,857	29,449	4,432	2,650	—	76	76	—	12	14	—	—	—	—
4th quarter 2012/2011	—	—	—	275,415	165,934	29,450	—	—	—	76	76	—	—	—	—	—	—	—
1st quarter 2013/2012	—	—	—	30,363	89,441	17,607	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2013/2012	—	—	—	42,070	71,128	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd quarter 2013/2012	—	—	—	33,048	44,173	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2015/2014	—	—	—	248,850	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	164,444	262,292	250,131	—	—	—	—	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—	99,190	96,528	91,383	15,604	12,195	4,018	1,689	1,681	1,671

Total	103,482	140,216	76,156	982,963	746,462	512,229	20,234	28,393	17,237	107,243	102,815	100,562	160,909	41,735	81,139	1,689	1,681	1,671

Liabilities classified according to interest rate that they accrue:

	Trade account Payable			Short-term/ long-term debts			Salaries and social security payable			Taxes payable			Other Liabilities			Provisions:
Interest rate that they accrue	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010	Septem- ber 30, 2011	June 30, 2011	Septem- ber 30, 2010
At fixed interest rate	—	—	—	825,425	564,126	441,431	—	—	—		—	—	—	—	31,680	—	—	—
At variable interest rate	—	—	—	151,812	178,197	61,786	—	—	—		—	—	—	—	—	—	—	—
Non-interest bearing	103,482	140,216	76,156	5,726	4,139	9,012	20,234	28,393	17,237	107,243	102,815	100,562	160,909	41,735	49,459	1,689	1,681	1,671

Total	103,482	140,216	76,156	982,963	746,462	512,229	20,234	28,393	17,237	107,243	102,815	100,562	160,909	41,735	81,139	1,689	1,681	1,671

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 11:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the fiscal year plus (less) prior fiscal year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12:	PURCHASE AND SALE OF FARMS

a.	On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was upon at US$ 18,0 million, which had already been collected as of the balance sheet date.

Under this transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the building, seeking to continue until such date with the productive activities carried out at the establishment.

b.	On March 2, 2011, the Company acquired, in joint tenancy with Zander Express S.A., a rural property composed by thirteen plots of land located in the district of Perdriel, department of Luján de Cuyo, in the province of Mendoza. Following this acquisition, Cresud holds an undivided interest of 40% on each and every real estate asset whereas Zander Express S.A. holds the remaining 60%. The total price agreed upon for this transaction is US$ 4.0 million; as a result, Cresud has paid the amount of US$ 1.6 million which had already been paid before execution of the conveyance deed.

Additionally, the parties have entered into an assignment of rights and claims whereby Zander Express S.A. and Cresud assume and subrogate in any litigation right or other rights, as well as claims, obligations and duties that the seller may have now or in the future in any judicial or administrative claim that may have been brought in relation to such real estate property.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	INVESTMENTS IN COMPANIES

1.	Cresud – International

a.	BrasilAgro

BrasilAgro was established in September 2005 to replicate the Cresud business in Brazil. The company’s activities consist mainly in four business segments while maintaining its focus on Real Estate Agriculture: (i) sugar cane (ii) grains and cotton (iii) forestry and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the BrasilAgro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”)´s share purchase Agreement

On April 28, 2010 the Company entered into an agreement (“the agreement”) with Tarpon by which once certain conditions have been complied with, Tarpon will transfer for valuable consideration to Cresud S.A.C.I.F. y A. the following:

(a)	9,581,750 shares of common stock issued by BrasilAgro (either in shares or ADR’s, “Shares), and

(b)	64,000 first issue warrants from BrasilAgro and 64,000 second issue warrants from BrasilAgro.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

Once the conditions established in the agreement have been complied with, the actual transfer of Tarpon’s shares and warrants to the Company will take place within 10 days since the implementation the ADR program that BrasilAgro is planning to launch.

The full price to be paid by the Company amounted to Rs. 131.4 million, payable within 180 days since the actual transfer of the previously mentioned shares and warrants. Assuming that the price is paid off within the established term, it will not be subject to any monetary adjustment.

It should be noted that regardless of the departure of Tarpon from “BrasilAgro Project”, Mr. Elie Horn and Cape Town LLC have expressed their intentions to remain as shareholder of BrasilAgro with the company jointly.

Assignment of rights and pledge to sell shares

During last quarter of fiscal year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

Executing two addendums to Agro LLC and Tarpon Investiments S.A. (“Tarpon”) shares purchase agreement

On October 20 and December 23, 2010, the Company and Tarpon executed an addendum to the shares purchase agreement dated on April 28, 2010, under which the Company acquired 1,283,600 shares of common stock of BrasilAgro for an amount of Rs. 19.7 million, which was paid on October 20, 2010. Also, it acquired 25,449 warrants from the First Issue and 25,449 from the Second Issue of BrasilAgro.

Additionally, on December 27, 2010, the Company received from its subsidiary Helmir S.A. 4,434,064 ordinary shares of BrasilAgro in consideration of a loan made by Cresud. During last quarter of fiscal year 2011, Cresud purchased from Helmir 3,864,086 shares of common stock of BrasilAgro for a total amount of US$ 31,513,317.

Consequently, Cresud is directly the owner of 20,883,916 shares or 35.75% of the Company’s outstanding stock as of September 30, 2011 (taking into account the concession of rights above-mentioned).

Likewise, due to the transaction, Cresud owns directly 130,351 BrasilAgro’s First Issuance Warrants and 130,351 BrasilAgro’s Second Issuance Warrants.

As of September 30, 2011 the Company registered an asset of Ps. 10,786 for the acquisition of these warrants (Schedule C).

In relation to the above, and pursuant to the provisions of Technical Resolution No. 21 issued by the FACPCE, the Company has consolidated the financial statements of BrasilAgro as from June 30, 2011 as indicated under note 1.a to these consolidated financial statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

b.	Agrology S.A.

During the fiscal year ended June 30, 2011, irrevocable contributions and receivables were capitalized for US$ 12,623 in Apology S.A. From July 1, 2011 takes effect the merger of the Company with Agrology described in Note 14.

c.	Republic of Bolivia

As a consequence of the merger with Agrology, described in Note 14, the Company holds direct control with a share of 95.12% in each of the following companies specialized in agricultural production in the Republic of Bolivia: Agropecuaria Acres del Sud S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchán Agropecuaria S.A. These companies’ fiscal year-end is on June 30.

In July 2010, Acres del Sud S.A. and Ombú Agropecuaria S.A.’s Board of Directors approved the preliminary merger commitments which rule the take-over mergers of Aguaribay Agropecuaria S.A. and Caldén Agropecuaria S.A. with Agropecuaria Acres del Sud S.A. and Ñandubay Agropecuaria S.A. and Itín Agropecuaria S.A. with Ombú Agropecuaria S.A.

d.	Oriental Republic of Uruguay

Following a series of transactions which enabled Cresud to expand its agricultural and livestock business in South America as designed in its business plan, the Company, after the merger with Agrology, as described in Note 14, has acquired 100% of a Company in the Oriental Republic of Uruguay named Helmir S.A., as a vehicle to these transactions in the Republic of Bolivia.

On September 30, 2010, December 30, 2010, March 30, 2011 and June 30, 2011, Agrology’s Board of Directors approved and ratified the irrevocable capital contributions for future equity increases of Helmir S.A. that amounted to US$ 850,000, US$ 400,000, US$ 670,000 and US$ 550,000, respectively, which have been capitalized in the Company as of that date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

e.	Republic of Paraguay

On January 23, 2009, Agrology S.A. (merged with the Company as mentioned in Note 14) made a contribution in kind to the Paraguayan company, Cresca S.A.. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A..

The price for the acquisition timely made on a commission basis amounted to US$ 5,241,375, which were paid off.

Finally, on June 29, 2010 a notarial deed was executed for the conveyance of title on the real property subject to the option for an amount of 3,646 hectares which were transferred to Cresca S.A..

As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare; the last payment was made on March 4, 2011.

2.	Cresud - Local

a.	Cactus

On December 23, 2010, Cresud made a capital contribution of Ps. 16 million to Cactus. Thus, our direct interest increased to 80% (Schedule C). On that same date, Cactus’s Shareholders Meeting approved the capitalization of this contribution as follows: capital increase of Ps. 6.9 million with an additional paid-in capital of Ps. 9.1 million.

b.	IRSA

During the current fiscal year, the Company purchased 31,924,842 shares in IRSA, which represents 5.52% of the total outstanding shares. Based on this, the Company’s share in IRSA amounts to 63.22%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 13:	(Continued)

c.	Northagro S.A., Agrotech S.A. and Pluriagro S.A.

On September 21, 2010, Northagro S.A., Agrotech S.A. and Pluriagro S.A.´s by Laws were signed, the contributions for each one of the companies were made by Cresud and Agrology by 97% and by 3%, respectively, totaling Ps. 50; equivalent to 50,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each, entitled to one vote per share.

d.	FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged at the end of this period.

NOTE 14:	MERGERS

1.	Cresud’s merger with AGROLOGY S.A.

On September 26, 2011, the Company’s Board of Directors resolved to merge with AGROLOGY SA (“AGROLOGY”) by which the company merge into Cresud and is dissolved without liquidation. On September 26, 2011, a pre-merger agreement was executed, by which all assets, rights and obligations of Merged Company (AGROLOGY) are transferred to the Merging Company (CRESUD). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statement as of June 30, 2011, of AGROLOGY.

As from July 1, 2011, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 14:	(Continued)

2.	Cresud’s merger with IGSA and ANTA

On September 3, 2010, the Company’s Board of Directors resolved to merge with IGSA Residual and ANTA, by which both companies merge into CRESUD and are dissolved without liquidation. On September 25, 2010, a pre-merger agreement is executed, by which all assets, rights and obligations of merged companies (“IGSA” and “ANTA”) are transferred to the merging company (“CRESUD”). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statements as of June 30, 2010, of IGSA and ANTA.

As from July 1, 2010, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

NOTE 15:	NEGATIVE WORKING CAPITAL

At the end of the period, the Company carried a working capital deficit of Ps. 196,697 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:	CAPITAL INCREASE

With regard to the capital increase made during March, 2008, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

During the fiscal year ended June 30, 2011, 2,026 ordinary shares were issue upon the exercise of conversion rights than 5,776 options, therefore, entered funds US$ 3,235.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 16:	(Continued)

During the three-month period ended on September 30, 2011 no ordinary shares were issued as a consequence of the exercise of rights of warrant conversion. As of the closing date of this period, there are 177,640,138 uncalled options.

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

•	The number of shares to be issued for warrants is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

•	The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

NOTE 17:	EXAGRIND S.A. LAWSUIT – SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES

Because of the merge with IGSA, Note 14, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 17:	(Continued)

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser.

NOTE 18:	BUYBACK OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Later, both the maximum amount and the number of shares were increased to Ps. 82,000 and 30,000,000, respectively.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

In accordance with the law of commercial companies, the Board of Directors shall dispose of the shares acquired within a period of one year unless an extension is provided for a Shareholders meeting. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Shareholders meeting held on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009. As a result of this assignment, the Company keeps 754 treasury shares that have not been allocated that are added to the 5,000,000 treasury shares already held by the Company.

On October 31, 2011, the General Ordinary and Extraordinary Shareholders’ Meeting approved with a majority the allocation of treasury stock to the incentive program aimed at the Company’s employees. (Please refer to Note 26).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

In the framework of the Global Program to Issue Corporate Bonds for a face value of up to US$ 50,000,000 (the “Program”), corporate bonds in one or more classes and/or series (the “ Corporate Bonds” or “CB”) may be issued. Corporate Bonds will be simple not convertible into share, with or without guarantee or guaranteed by third parties, whose face value may not exceed US$ 50,000,000 (or their equivalent in other currencies), with maturity dates not shorter than thirty days from the issuance date. The duration of the Program will be for five years as from its authorization by CNV (Argentines securities commission) on September 4, 2008, by means of resolution No. 15,972.

The issuance of Corporate Bonds was approved by the Shareholders Meeting on October 31, 2006 and by the Board of Directors on June 19, 2008, April 24, 2009, July 3, 2009, August 19, 2009, July 1, 2010 and January 20, 2011.

The terms and conditions of such corporate bonds require that the Company complies with certain obligations that have been specified in the respective price supplements. In this sense, the Company periodically pays interest and amortization installments as provided for both series (see detail further below in this Note).

1.	Issuance of Non-Convertible Notes - Class I and II

On August 19, 2009, based on the powers granted by the shareholders to the Board of Directors, the Company approved the issuance of the Company’s First Series of Non-convertible notes up to a face value of Ps. 50 million under the Global Program.

During the following months, the First Series of non-convertible notes was subscribed and issued for Ps. 50 million in two classes. Class I for Ps. 15.5 million at variable rate (average Badlar + 300 basis points) falling due 270 days from issuance date and Class II for Ps. 34.5 million at a fixed rate of 7.2% falling due 365 after issuance date.

The Company paid interests and amortizations corresponding to both classes quarterly, paying off the last amortizations on September 13, 2010.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	(Continued)

2.	Issuance of Non-Convertible Notes - Class III and IV

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the Global Program framework.

Later, between July 6 and 16, 2010, the Second Series of simple Corporate Bonds (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010.

Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar privada plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments 15, 18 and 21 from the issuance date.

Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments 15, 18, 21 and 24 from the issuance date.

Since the issuance date, the Company has made quarterly interest payments on both classes, as detailed below:

•

On October 19, 2010, the Company made the payment of the first interest installment of Class III and Class IV Non Convertibles Notes by the amount of Ps. 1,272 and US$ 340,954, respectively, for the period between July 21, and October 19, 2010.

•

On January 17, 2011, the Company made the second payment of interest on Class III and IV Non-Convertible notes in the amounts of Ps. 1,310 and US$ 340,954, respectively, for the period comprised between October 19, 2010 and January 17, 2011.

•

On April 18, 2011, the Company made the third payment of interest on Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,344 and US$ 344,743, respectively, for the period comprised between January 17, and April 18, 2011.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	(Continued)

•

On July 18, 2011, interest installments of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,354 and US$ 344,743, respectively, for the period comprised between April 18, and July 18, 2011.

Following the balance sheet date, the Company made the fifth payment of interest on both classes of Non-Convertible, and the first amortization instalements. See Note 26 to the Financial Statements.

3.	Issue of Class V, VI y VII Non-Convertible notes

On February 18, 2011 the Board of Directors approved a Pricing Supplement for the issuance of Class V, VI and VII Non-Convertible notes, under the Program.

Later on, between February 22 and March 3, 2011, the Third Series of simple (nonconvertible) Non-Convertible was subscribed. Finally, the Non-Convertible were issued on March 10, 2011.

Class V Non-Convertible notes, for a nominal value of Ps. 106.9 million due 21 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date.

Class VI Non-Convertible notes, for a nominal value of US$ 34.8 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue 7,50% annually, and shall be payable quarterly in arrears while the principal will be amortized in four consecutive and equal payments on the 15, 18, 21 and 24 month following the issue date.

Class VII Non-Convertible notes, for a nominal value of US$ 2.1 million due 24 months after the issue date and payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue at a fixed minimum rate of 4% per annum plus a Premium Factor (40% of the appreciation of the soybean during the fiscal year), if applicable. Interest will be payable quarterly in arrears. Principal will be repaid at maturity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 19:	(Continued)

On June 8, 2011, the first interest installments of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 3,935, US$ 644,450 and US$ 20,509, respectively, related to the period March 10, 2011 and June 8, 2011 were paid.

4.	Issuance of Non-convertible Notes Class VIII

On August 29, 2011, the Board of Directors approved the Pricing Supplement for the issuance of the Fourth Series of Non-convertible Notes Class VIII under the Program approved by the Shareholders’ Meeting in an amount of up to US$ 150 million.

Later, between August 30 and September 2, 2011, the Fourth Series of simple Non-convertible Notes was subscribed. They were issued on September 7, 2011 and had already been collected at that date.

Corporate Notes Class VIII, denominated in US$ for a nominal amount of US$ 60 million, are due 36 months after the issue date and fully repayable at maturity. They shall bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

NOTE 20:	MINUTE OF RENEGOTIATION OF CONCESSION AGREEMENT

On July 2, 2008, ANTA (incorporated by merge according to Note 14) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay a concession fee.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	(Continued)

Additionally, ANTA committed to reduce the concession area through the return of 30,000 hectares and its location will come up from a sketch agreed by the parties involved.

On July 6, 2011, Resolution 363 was issued in relation to the ANTA Concession Contract, whereby the consideration payable to the Province for such concession shall not be less than 10% of the annual turnover obtained by development of the premises.

NOTE 21:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT AND LONG-TERM INCENTIVE PROGRAM

Capitalization Program for executive management

The Company has developed a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:	(Continued)

In the future, the participants or their successors will have access to 100% of the Program Benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death

In case of resignation or dismissal without justifiable cause, the participant will be entitle to collect the amounts from the contributions made by Company only if the beneficiary has been in the program for at least five years, subject to certain conditions.

During the current period, the Company has made contributions to the Program for an amount of Ps. 1,570.

Long-term incentive program

The Company has developed a long-term shared-based incentive and withholding plan for managerial staff and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

In the future, the participants or their successors will have access to 100% of the Benefit (Company’s contributions made in their favor) under the following circumstances:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made

•	retirement

•	total or permanent disability

•	death

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	SHAREHOLDERS’ AND THE BOARD OF DIRECTORS’ MEETINGS

The General Shareholders meeting held on December 9, 2010 approved the following by majority of votes:

•	Distributing dividends exclusively in cash for Ps. 69 million to the shareholders in the proportion of their respective interests.

•	And reversing the “New Project Reserve”, prior to such distribution and previously provided by the shareholders meeting for Ps. 69 million.

On March 11, 2011, in view that the Company has realized net income as of December 31, 2010 and based on the financial statements prepared in accordance with applicable laws, the Company’s bylaws and applicable regulations governing listed companies, the Board of Directors unanimously approved the reallocation of the dividend approved by the Shareholdres’ Meeting held on December 9, 2010 as dividend in advance for the current year. This reallocation was ratified by the Regular Shareholders Meeting held on April 12, 2011.

NOTE 23:	SALE OF IRSA’S AND APSA’S NON-CONVERTIBLE NOTES

During second quarter of fiscal year 2011, Cresud sold in two transactions on the secondary market, IRSA Class I Non-convertible Notes that it held, which accrue interest at fixed rate and fall due in 2017. As these are Non-convertible Notes issued under Regulation S, US Securities Act, transactions were carried out complying with the requirements established in such regulation.

On November 29, 2010, the Company sold Non-convertible Notes for a face value of US$ 18,000,000 at an average price of 100.04%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 18,471,883.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 23:	(Continued)

On December 10, 2010, the Company sold Non-convertible Notes for a face value of US$ 15,152,000 at an average price of 100.17%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 15,625,791.

On April 18, 2011, APSA repurchased its Class I Non-Convertible notes from Cresud in a nominal amount of US$ 5,000,000, held by Cresud in its investment portfolio, which accrue interest at a fixed rate and mature in 2017. As a result from such sale, Cresud received revenues for the principal and accrued interest of US$ 5.1 million.

NOTE 24:	ASSIGNMENT OF RIGHTS AGREEMENT BETWEEN IRSA AND CRESUD

On October 15, 2010, the Company and IRSA entered into an agreement to assign rights, whereby the Company assigned to Cresud the financial and voting economics and politics rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 bp rate.

NOTE 25:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATION

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

(In thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 26:	SUBSEQUENT EVENTS

Class III and Class IV Negotiable Bonds

On October 17, 2011, fifth interest installment of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1,465 and US$ 344,743, respectively, for the period comprised between July 18, and October 17, 2011. Likewise, on that date, Ps. 11.9 million and US$ 4.5 million were paid for the first amortization of Non-convertible Notes Class III and Class IV, respectively.

Shareholders Meeting

The Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011, approved, among others issues, the following:

•	Annual report and financial statements ended June 30, 2011;

•	Ratification of the advance dividend settled by the Board of Director for Ps. 69,000 and payment of the amount of Ps. 63,800 in cash.

•	Corporate reorganization by merger into Agrology;

•

Allocation of treasury stock to the incentive plan aimed at the Company’s employees for up to 1% of the Company’s Equity through the allocation of the equivalent amount in treasury stocks, delegating on the Board of Directors the most extensive powers to fix the price, term, form, methods, time and the rest of the conditions to implement the plan; and

•	Extending the amount of the Global Program to Issue Corporate Bonds in place for up to a further US$ 150 million (or its equivalent in other currencies)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment

Corresponding to the three-month periods ended September 30, 2011 and 2010 and fiscal year ended June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos)

Schedule A

Principal Account	Value at the beginning of the period / year	Additions and/or Transfers	Deductions and/or Transfers	Value at the end of the period/ year	Depreciation						Net net carrying value as of September 30, 2011	Net net carrying value as of June 30, 2011	Net net carrying value as of September 30, 2010
					Rate %	Accumulated at the beginning of period / year	Additions	Decreases of the period/ year	Current period/year (1)	Accumulated At the end of the period/ year
Real estate	218,151	5	—	218,156	—	—	—	—	—	—	218,156	218,151	196,766
Wire fences	13,317	46	—	13,363	3	1,629	—	—	100	1,729	11,634	11,688	7,961
Watering troughs	13,623	110	—	13,733	5	1,968	—	—	166	2,134	11,599	11,655	5,246
Alfalfa fields and meadows	7,150	—	—	7,150	12-25-50	4,033	—	—	278	4,311	2,839	3,117	3,004
Buildings and constructions	47,896	—	—	47,896	2	7,302	—	—	184	7,486	40,410	40,594	29,307
Machinery	13,997	198	—	14,195	10	9,279	—	—	181	9,460	4,735	4,718	3,575
Vehicles	4,151	405	280	4,276	20	2,202	—	8	139	2,333	1,943	1,949	1,675
Tools	289	—	—	289	10	191	—	—	4	195	94	98	97
Furniture and equipment	1,039	17	—	1,056	10	944	—	—	11	955	101	95	380
Feeder and drinking troughs	228	—	18	210	20	17	—	—	3	20	190	211	162
Corral and leading lanes	2,331	270	—	2,601	3	232	—	—	25	257	2,344	2,099	1,135
Roads	2,635	—	—	2,635	10	1,476	—	—	68	1,544	1,091	1,159	1,542
Facilities	20,498	4	—	20,502	10-20-33	10,747	—	—	320	11,067	9,435	9,751	7,801
Computer equipment	2,838	219	—	3,057	20	2,266	—	—	52	2,318	739	572	205
Silo plants	1,342	—	—	1,342	5	691	—	—	19	710	632	651	603
Constructions in progress	1,741	9,901	5	11,637	—	—	—	—	—	—	11,637	1,741	18,486
Advances to suppliers	1,298	—	48	1,250	—	—	—	—	—	—	1,250	1,298	1,846
Improvement in third´s real estate	34,124	106		34,230	3	2,330	—	—	394	2,724	31,506	31,794	31,511
Tree plantations (wood)	4,320	—	—	4,320	3	576	—	—	36	612	3,708	3,744	3,852
Posts	—	—	—	—	—	—	—	—	—	—	—	—	58

Total as of September 30, 2011	390,968	11,281	351	401,898		45,883	—	8	1,980	47,855	354,043	—	—

Total as of June 30, 2011	329,805	99,683	38,520	390,968		39,814	2,934	3,822	6,957	45,883	—	345,085	—

Total as of September 30, 2010	329,805	49,530	22,337	356,998		39,814	2,934	2,723	1,761	41,786	—	—	315,212

(1)	Included in Schedule H.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible assets

Corresponding to the three-month periods ended September 30, 2011 and 2010 and fiscal year ended June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule B

Principal Account	Values at beginning of period	Additions of the period/ year	Values at the end of the period/ year	Depreciation					Net carrying value as of September 30, 2011	Net carrying value as of June 30, 2011	Net carrying value as of September 30, 2010
				Rate %	Accumulated at the beginning of the year	Additions	Amount (1)	Accumulated at the end of the period/ year
Pre-operating expenses (Bolivia)	842	—	842	20	420	—	42	462	380	422	548
Pre-operating expenses (Paraguay)	671	—	671	20	324	—	34	358	313	347	447
Concession rights	23,582	—	23,582	3	3,011	—	188	3,199	20,383	20,571	21,136

Totals as of September 30, 2011	25,095	—	25,095		3,755	—	264	4,019	21,076	—	—

Totals as of June 30, 2011	1,513	23,582	25,095		442	2,258	1,055	3,755	—	21,340	—

Totals as of September 30, 2010	1,513	23,582	25,095		442	2,258	264	2,964	—	—	22,131

(1)	Preoperative expenses are included in gain on equity investees in the Statements of Income. Concession Rights are included in Depreciation of Intangible Assets in Schedule H.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

As of September 30, 2011 and 2010 and June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule C

Securities	Amount	% of participation on the capital	Value as of September 30, 2011		Value as of June 30, 2011		Value as of September 30, 2010		Market value September 30, 2011	INFORMATION ON THE ISSUER
										Principal activity	According to the latest balance sheet
											Capital	Income (loss) of the period	Shareholders´ equity
CURRENT ASSETS
Current Investments
Mutual Funds:
Fondo Bony Hamilton (US$)	4,913,296			20,464		27		16,024
Deutsche Managed Dollar Fund (US$)	25,035,400			104,273		19,065		56,446

Subtotal				124,737		19,092		72,470

Bonds and Notes (1)
Non-Convertible Notes IRSA 2017 (US$) – interests				—		—		1,860
Non- Convertible Notes APSA 2017 (US$) – Interests				—		—		606
Global 2010 bonds				—		—		162
Bocon Pro 1 bonds				—		—		1

Subtotal				—		—		2,629

Total current investments				124,737		19,092		75,099

NON-CURRENT ASSETS
Investments on controlled and related companies
Agro – Uranga S.A.									Unlisted	Agricultural livestock	2,500	(118)	33,260
Shares	893,069	35,72		11,882		11,924		10,706
Higher value of property				11,179		11,179		11,179

				23,061		23,103		21,885

Cactus									Unlisted	Exploitation and administration of	11,217	(4,911)	(15,811)
Shares	8,973,684	80,00	(4)	(12,649)	(4) (3)	(8,720)	(4)	(604)		agriculture products and raising cattle

				(12,649)		(8,720)		(604)

FyO.Com									Unlisted	Gives information about markets
Shares	987,426	65,85		8,966		7,962		6,497		through internet, Brokerage e	1,500	1,526	13,616

				8,966		7,962		6,497		intermediation on

										spot and future markets

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

As of September 30, 2011 and 2010 and June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of September 30, 2011		Value as of June 30, 2011		Value as of September 30, 2010		Market value September 30, 2011		INFORMATION ON THE ISSUER
												According to the latest balance sheet
											Principal activity	Capital	Income (loss) of the period	Shareholders´ equity

Agrology (2)										Unlisted	Investing
Shares				—		313,079		266,624
Irrevocable contributions				—		—		3,557

				—		313,079		270,181

FyO Trading										Unlisted	Brokerage
Shares	726	3,63		1		1		1				20	—	20

				1		1		1

EAASA										Unlisted	Meat packing industry	39,816	(4,069)	9,044
Shares			(3)	1	(3)	1	(4)	(20)

				1		1		(20)

IRSA										4,05	Real estate	578,679	5,693	2,499,118
Shares	365,815,967	63,22		1,579,841		1,255,802		1,309,632
Higher values (5)				167,564		158,244		173,693

				1,747,405		1,414,046		1,483,325

BrasilAgro									(6)	9,45	Agricultural and Real Estate	875,381	33,469	1,355,040
Shares (10)	20,883,916	35,75		537,184		609,397		313,616
Higher values (7)				119,116		122,974		6,887
Warrants (10)	260,702			10,786		10,786		—

				667,086		743,157		320,503

Pluriagro										Unlisted	Investing	50	(182)	386
Shares	50,000	100,00		386		517		40

				386		517		40

Northagro										Unlisted	Investing	50	(182)	386
Shares	50,000	100,00		386		517		40

				386		517		40

Agrotech	50,000	100,00	(4)	(2,838)		15		49		Unlisted	Investing	50	(1,733)	(1,449)

				(2,838)		15		49

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

As of September 30, 2011 and 2010 and June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of September 30, 2011	Value as of June 30, 2011	Value as of September 30, 2010	Market value September 30, 2011	INFORMATION ON THE ISSUER
							Principal activity	According to the latest balance sheet
								Capital	Income(loss) of the period	Shareholders´ equity
Agricultural livestock Acres del Sud S.A.						Unlisted	Sale and purchase of farming products	21,328	(2,859)	9,308
Shares	368,541	95,12	8,854	—	—

			8,854	—	—

Ombu Agricultural livestock S.A.						Unlisted	Sale and purchase of farming products	9,347	(1,679)	9,498
Shares	162,783	95,12	9,034	—	—

			9,034	—	—

Yuchan Agricultural livestock S.A.						Unlisted	Sale and purchase of farming products	1,446	(1,445)	6,358
Shares	25,137	95,12	6,048	—	—

			6,048	—	—

Yatay Agricultural livestock S.A.						Unlisted	Sale and purchase of farming products	3,655	(1,044)	3,436
Shares	63,363	95,12	3,268	—	—

			3,268	—	—

Helmir S.A.						Unlisted	Sale and purchase of farming products	72,106	3,349	93,057
Shares	424,708	100	93,057	—	—

			93,057	—	—

			2,552,066	2,493,678	2,101,897

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments

As of September 30, 2011 and 2010 and June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of September 30, 2011	Value as of June 30, 2011	Value as of September 30, 2010	Market value September 30, 2011	INFORMATION ON THE ISSUER
BrasilAgro negative goodwill (8)			(68,312)	(73,947)	(13,240)
BrasilAgro goodwill			6,965	23,889	6,965
IRSA negative goodwill (9)			(319,151)	(296,278)	(322,894)
IRSA Goodwill			14,581	6,712	6,712
Cactus goodwill			4,978	4,978	4,978
Allowance for impairment of goodwill Cactus			(4,978)	(4,978)	(4,978)

			(365,917)	(339,624)	(322,457)

Subtotal			2,186,149	2,154,054	1,779,440

OTHER INVESTMENTS
Non-Convertible Notes IRSA 2017 (US$)				—	74,944
Non-Convertible Notes APSA 2017 (US$)				—	10,283
Coprolán			21	21	21	Unlisted

Subtotal			21	21	85,248

Total Non-current investments			2,186,170	2,154,075	1,864,688

(1)	Not considered as cash equivalents for Statement of Cash Flow purpose.
(2)	Since July 1, 2011, is effective the merger of Cresud with Agrology (See Note 14 to the financial statements).
(3)	Recovery estimated value as of September 30, 2011 and June 30, 2011.
(4)	Included in Other liabilities.
(5)	Consist of Ps. 4,896 higher value of inventory, Ps. 75,555 higher value of investments, Ps. 112,726 higher value of fixed assets, Ps. 25,203 reversal of IRSA negative goodwill, Ps. 6,466 higher value of intangible assets, Ps. 19,020 less value of loans and Ps. (76,302) higher value of tax effect.
(6)	Total in reais.
(7)	Consist of Ps. 183,314 higher value of fixed assets and Ps. (64,198) higher value of tax effect.
(8)	The change as regards the previous year corresponds to amortization for Ps. (5,635).
(9)	The change as regards the previous year corresponds to amortization for Ps. 22,873.
(10)	See Note 13.1.a).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances

Corresponding to the three-month periods

ended September 30, 2011 and 2010 and fiscal year ended June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule E

Item	Balances at beginning of the fiscal year	Increases		Decreases/ Applications		Value as of September ,30 2011	Value as of June 30, 2011	Value as of June 30, 2010
Deducted from assets
For Doubtful accounts	619	(1)	7		(75)	551	619	670
Included in liabilities
For pending lawsuits	1,681	(2)	8	(2)	—	1,689	1,681	1,671

Total as of September 30, 2011	2,300		15		(75)	2,240	—	—

Total as of June 30, 2011	2,398		52		(150)	—	2,300	—

Total as of September 30, 2010	2,398		59		(116)	—	—	2,341

(1)	Included in Schedule H.
(2)	Included in other income and expenses in the Statements of Income – Others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the three-month periods

ended September 30, 2011 and 2010 and fiscal year ended June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule F.1

	Crops		Beef Cattle		Milk		Other		Total
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Inventories at the beginning of the fiscal year:
Beef Cattle	—	—	206,745	138,807	—	—	—	—	206,745	138,807
Crops	95,501	41,566	—	—	—	—	—	—	95,501	41,566
Seeds and fodder	982	758	—	—	—	—	—	—	982	758
Materials and others	—	—	39	614	—	—	1,963	873	2,002	1,487

	96,483	42,324	206,784	139,421	—	—	1,963	873	305,230	182,618

Unrealized gain on inventories – Beef cattle	—	—	7,442	14,011	—	—	—	—	7,442	14,011
Unrealized gain on inventories – Crops and raw materials	982	7,367	—	—	—	—	106	—	1,088	7,367
Production	61,271	19,989	8,917	2,758	6,654	8,406	—	—	76,842	31,153
Transfer of inventories sold	—	—	555	—	—	—	—	—	555	—
Transfer of inventories to property and equipment	—	—	—	—	—	—	(40)	(207)	(40)	(207)
Transfer of inventories to expenses	(2,635)	(1,440)	(123)	(59)	(70)	(134)	(1,409)	(1,156)	(4,237)	(2,789)
Incorporated by merger with ANTA	—	10,073	—	—	—	—	—	84	—	10,157
Purchases	3,393	21	4,798	1,161	—	—	1,723	1,776	9,914	2,958
Operating Expenses – Schedule H	—	—	—	—	—	—	519	1,970	519	1,970
Inventories at the end of the period:
Beef Cattle	—	—	(207,919)	(141,312)	—	—	—	—	(207,919)	(141,312)
Crops	(61,425)	(35,021)	—	—	—	—	—	—	(61,425)	(35,021)
Seeds and fodder	(1,681)	(765)	—	—	—	—	—	—	(1,681)	(765)
Materials and others	—	—	(31)	(632)	—	—	(2,341)	(1,402)	(2,372)	(2,034)

Cost of sales	96,388	42,548	20,423	15,348	6,584	8,272	521	1,938	123,916	68,106

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the three-month periods

ended September 30, 2011 and 2010 and fiscal year ended June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule F.2

	Crops		Beef Cattle		Milk		Totals
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Inventories at the beginning of the fiscal year:
Beef Cattle	—	—	—	—	20,134	18,848	20,134	18,848
Unharvested crops and other unharvested	30,897	11,166	—	—	—	—	30,897	11,166
Seeds and fodder	—	—	6,072	2,190	955	499	7,027	2,689
Materials and others	50,931	25,477	855	876	256	382	52,042	26,735

	81,828	36,643	6,927	3,066	21,345	19,729	110,100	59,438

Unrealized gain on inventories – Beef cattle	—	—	—	—	1,504	2,116	1,504	2,116
Unrealized gain on inventories – Crops and raw materials	3,176	730	555	—	21	—	3,752	730
Production	—	—	2,015	306	408	895	2,423	1,201
Transfer of inventories sold	—	—	—	—	(555)	—	(555)	—
Transfer of inventories to property and equipment	(19)	(84)	—	—	—	—	(19)	(84)
Transfer of inventories to expenses de Materials and others	(33,657)	(5,177)	(2,811)	(1,585)	(2,141)	(2,074)	(38,609)	(8,836)
Incorporated by merger with IGSA	—	—		—		—	—	—
Incorporated by merger with ANTA	—	4,252	—	—	—	—	—	4,252
Purchases / increase in Unharvested crops by consume	—	29,516	—	376	—	1,572	—	31,464
Operating Expenses . Schedule H	41,666	18,638	12,069	5,673	6,439	6,752	60,174	31,063
Purchases	23,249	—	736	—	2,598	—	26,583	—
Inventories at the end of the period
Beef Cattle	—	—	—	—	(21,492)	(21,201)	(21,492)	(21,201)
Unharvested crops and other unharvested	(16,419)	(10,506)	—	—	—	—	(16,419)	(10,506)
Seeds and fodder	—	—	(6,216)	(977)	(1,308)	(614)	(7,524)	(1,591)
Materials and others	(58,010)	(54,437)	(1,130)	(1,158)	(355)	(402)	(59,495)	(55,997)

Cost of Production	41,814	19,575	12,145	5,701	6,464	6,773	60,423	32,049

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

As of September 30, 2011 and 2010 and June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule G

Item	September 30, 2011				June 30, 2011				September 30, 2010
	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Exchange Rate	Amount in local currency
CURRENT ASSETS
CASH AND BANKS
Cash and banks in dollars	US$	22,373	4,2	93,182	US$	136	4,070	552	US$	4,606	3,92	18,051
Cash and banks in brazilian reais	Rs	5	2,1	11	Rs	6	2,51	16	Rs	5	2,21	11
Cash and banks in euros		€10	5,6	54		€9	5,906	52		€10	5,34	52
cash and banks in yenes	JPY	74	0,1	4	JPY	79	0,050	4	—	85	0,05	4
INVESTMENTS
Mutual Funds	US$	29,949	4,2	124,737	US$	4,691	4,070	19,092	US$	18,487	3,92	72,470
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties									US$	623	3,96	2,466
TRADE ACCOUNTS RECEIVABLES		—		—		—		—
Trade Accounts Receivables	US$	171	4,2	713	US$	8,057	4,070	32,794	US$	10,427	3,92	40,872
Receivables – Real estate		—		—	—	—		—	US$	1,000	3,92	3,920
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	886	4,2	3,697	US$	8,191	4,110	33,347	US$	2,183	3,96	8,562
OTHER RECEIVABLES
Guarantee deposits	US$	272	4,2	1,131	US$	156	4,070	633	US$	806	3,92	3,160
Premiums paid	US$	498	4,2	2,075	US$	717	4,070	2,919	—	39	3,92	154
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	16,417	4,2	69,035	US$	14,801	4,110	60,830	—	—		—
NON-CURRENT ASSETS
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties		6,479	4,2	27,244	US$	—		—	US$	4,322	3,96	17,110
OTHER INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties		—	—		—	—		—	US$	21,522	3,96	85,227

Total US$	US$	77,045		321,814	US$	36,749		150,167	US$	64,015		251,992

Total Rs	Rs	5		11	Rs	6		16	Rs	5		11

Total €		€10		54		€9		52		€10		52

Total JPY	JPY	74		4	JPY	79		4	JPY	85		4

TOTAL ASSETS		77,134		321,883		36,843		150,239				252,059

US$: US Dollars

Rs: Brazilian Reais

€: Euros

JPY: Yenes

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

As of September 30, 2011 and 2010 and June 30, 2011

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule G (Continued)

Item	September 30, 2011				June 30, 2011				September 30, 2010
	Type and amount Foreign currency		Current exchange Rate	Amount in local currency	Type and amount foreign currency		Current exchange Rate	Amount in local currency	Type and amount currency foreign		Current exchange Rate	Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNTS PAYABLE
Suppliers	US$	7,956	4,2	33,455	US$	7,357	4,110	30,239	US$	3,093	3,96	12,250
Accrual for inputs and other expenses	US$	30	4,2	128	US$	33	4,110	137	US$	1,374	3,96	5,440

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	22	4,2	93	US$	6,009	4,110	24,787	US$	—		—
LOANS
Bank Loans	US$	46,374	4,2	195,002	US$	28,027	4,110	115,191	US$	38,936	3,96	154,185
- Interest payable Bank Loans	US$	129	4,2	543	US$	44	4,110	180	US$	110	3,96	437
Non-convertible notes class II	US$	—	4,2	—	—	—	—	—	US$	—		—
Non-convertible notes class IV	US$	13,381	4,2	56,269	US$	13,382	4,110	54,998	—	—		—
Non-convertible notes Clase VI	US$	17,424	4,2	73,268	US$	8,712	4,110	35,806	—	—		—
Interest payable – Non-convertible notes	US$	733	4,2	3,082	US$	439	4,110	1,805	US$	269	3,96	1,065
OTHER LIABILITIES
Premiums collected	US$	440	4,2	1,852	US$	164	4,110	672	US$	996	3,96	3,946
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	110	4,2	463	US$	44	4,110	179	US$	8,524	3,96	33,756
NON-CURRENT LIABILITIES
LONG-SHORT DEBTS
Non-convertible notes class IV	US$	4,460	4,2	18,756	US$	4,461	4,110	18,333		17,842	3,96	70,655
Non-convertible notes Clase VI	US$	16,174	4,2	68,012	US$	24,261	4,110	99,712	—	—		—
Non-convertible notes Clase VII	US$	2,079	4,2	8,744	US$	2,079	4,110	8,546	—	—		—
Non-convertible notes Clase VIII	US$	60,000	4,2	252,300
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	1,250	4,2	5,256	US$	1,875	4,110	7,707	—	—		—
OTHER LIABILITIES
Advances for concession of rights	US$	—	4,2	—	US$	813	4,110	3,344	US$	813	3,96	3,222

TOTAL LIABILITIES	US$	170,562		717,223	US$	97,700		401,636	US$	71,957		284,956

US$: US Dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the three-month periods ended September 30, 2011 and 2010

Free translation from the original prepared in Spanish for publication in Argentina

(In thousands of pesos – Notes 1 and 2)

Schedule H

	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of September 30, 2011	Total as of September 30, 2010
Item	Crops	Beef Cattle	Milk	Other	Total
Directors’ fees	—	—	—	—	—	—	579	579	391
Fees and payments for services	—	—	—	—	—	—	1,546	1,546	322
Salaries, annual bonus and social security	428	1,623	1,025	23	3,099	—	7,486	10,585	7,825
Taxes, rates and contributions	83	443	23	—	549	—	49	598	465
Gross sales taxes	—	—	—	—	—	3,887	—	3,887	3,006
Doubtful accounts	—	—	—	—	—	7	—	7	59
Office and administrative expenses	—	—	—	—	—	—	1,905	1,905	1,614
Bank commissions and expenses	—	—	—	—	—	—	637	637	339
Depreciation of Property and equipment	1,105	548	230	2	1,885	—	95	1,980	1,761
Depreciations of Intangible Assets	—	—	—	—	—	—	188	188	188
Vehicle and traveling expenses	46	139	37	—	222	—	600	822	629
Spare parts and repairs	28	418	390	—	836	—	15	851	1,090
Insurance	24	42	13	1	80	—	137	217	234
Benefits to Employees	35	227	79	—	341	—	473	814	509
Livestock expenses (1)	—	8,077	—	—	8,077	1,176	—	9,253	2,828
Dairy farm expenses (2)	—	—	4,470	—	4,470	29	—	4,499	4,539
Agricultural expenses (3)	39,730	—	—	491	40,221	19,318	—	59,539	26,157
General expenses	168	538	172	2	880	—	—	880	622
Health and safety costs	19	14	—	—	33	—	10	43	41

Total as of September 30, 2011	41,666	12,069	6,439	519	60,693	24,417	13,720	98,830	—

Total as of September 30, 2010	18,638	5,673	6,752	1,970	33,033	10,588	8,998	—	52,619

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Trade accounts receivable and Other receivables without a due date as of September 30, 2011:

			Section 33 Law 19,550
		Other receivables	Agro-Uranga S.A.
	Trade Account Receivable		Other receivables
Current	322	27,191	—
Not current	—	64,167	—

b.	Trade accounts receivable and other receivables to fall due as of September 30, 2011:

		Law No. 19,550 Section 33
Maturity		FyO.Com	Cyrsa S.A.	Cactus	Acres	Cresca S.A.	EAASA	Agro-Uranga S.A.	BrasilAgro
	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
12.31.11	42,954	14,751	20	184	1,408	137	837	—	23

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

3.	(Continued)

		Law No. 19,550 Section 33
		Ombú	Yuchan	Yatay	Acres	IRSA	APSA	Helmir S.A.	Tarshop S.A.	Northagro S.A.	Pluriagro S.A.	Agrotech S.A.	Cactus
Maturity	Other receivables	Other receivables	Other receivables	Other receivable	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
12.31.11	50,931	957	10,462	9,253	518	4,322	9,601	19,188	198	383	383	54	23,517
03.31.12	1,425	18,596	—	—	9,884	—	—	—	—	—	—	—	—
09.30.13	—	—	—	—	—	—	—	—	—	—	—	27,244	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of September 30, 2011.

b.	Debts without a due date as of September 30, 2011.

	Trade accounts payable	Short-term debts	Taxes payable	Other liabilities	Section 33 Law No. 19, 550		Provisions
					Cactus	EAASA
					Other liabilities	Other liabilities
Current	—	164,445	—	—	—	—	—
Not current	—	—	99,190	117	12,649	2,838	1,689

c.	Debts to fall due as of September 30, 2011.

		Law No. 19,550 Section 33
		Agro-Uranga S.A.	Banco Hipotecario S.A.	FyO.Com	Panamerican Mall S.A.	Cresca	Emprendimiento Recoleta S.A.	Cactus
Maturity	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
12.30.2011	98,754	—	11	—	—	93	—	4,624

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

4.	(Continued)

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.	Salaries			IRSA	Cactus	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cyrsa S.A.	APSA
Maturity	Short-term debts	Short-term debts	and social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities
12.31.11	142,447	52	15,802	7,901	11,915	116,126	2	13	5	85	17,147
03.31.12	46,274	—	4,432	76	12	—	—	—	—	—	—
06.30.12	275,415	—	—	76	—	—	—	—	—	—	—
09.30.12	28,611	1,751	—	—	—	—	—	—	—	—	—
12.31.12	40,318	1,752	—	—	—	—	—	—	—	—	—
03.31.13	31,297	1,752	—	—	—	—	—	—	—	—	—
09.30.14	248,850	—	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

5.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Cyrsa S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	EAASA
	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
In Pesos	42,549	11,217	11	23	181	1,408	—	—	837
In US Dollars	727	3,534	10	—	2	—	137	—	—

		Law No. 19,550 Section 33
		Agro-Uranga S.A.	Tarshop S.A.	Ombú	Acres	Helmir S.A.	Yuchan	Yatay	APSA	IRSA	Northagro S.A.	Pluriagro S.A.	Cactus	Agrotech	EAASA	Emprendimiento Recoleta S.A.
Other	Other receiv- ables	Other receiv- ables	Other receiv- able	Other receiv- able	Others receiv- ables	Other receiv- ables	Other receiv- able	Other receiv- ables	Other receiv- able	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables
In Pesos	140,331	—	197	—	—	—	—	—	9,601	4,322	383	383	23,517	55	—	—
In US Dollars	3,383	—	—	19,553	10,402	19,188	10,462	9,253	—	—	—	—	—	27,244	—	—

b.	All Accounts receivable and Other receivables are not subject to adjustment clauses.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

5.	(Continued)

c.

Law No. 19,550 Section 33
		FyO.Com	Cyrsa S.A.	BrasilAgro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	EAASA
	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
Outstanding balances accruing interests	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	43,276	14,751	20	23	184	1,408	137	—	837

		Law No. 19,550 Section 33
		Tarshop S.A.	Ombú	Agro-Uranga S.A.	Helmir S.A.	Acres	Yuchan	Yatay	APSA	IRSA	Northagro S.A.	Pluriagro S.A.	Agrotech S.A.	Cactus	EAASA	Emprendimiento Recoleta S.A.
	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables	Other receiv- ables
Outstanding balances accruing interests	4,404	—	18,596	—	18,847	9,884	9,960	8,799	—	—	—	—	27,244	—	—	—
Outstanding balances not accruing interests	139,310	198	957	—	341	519	502	453	9,601	4,322	383	383	54	23,517	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.Com	Banco Hipotecario S.A.	Cresca	Emprendimiento Recoleta S.A.	Cactus
	Trade account Payable	Trade account Payable	Trade account Payable	Trade account Payable	Trade account Payable	Trade account Payable
In Pesos	65,171	—	11	—	—	4,624
In US Dollars	33,583	—	—	93	—	—

		Company Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cactus	Cyrsa S.A.	EAASA	APSA
	Short-term debts	Short-term debts	Salaries and social security payable	Taxes payable	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Provisions
In Pesos	305,129	—	20,234	107,243	10,192	115,663	13	5	12,651	85	2,838	17,147	1,689
In US Dollars	672,526	5,308	—	—	1,852	463	—	—	—	—	—	—	—

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

6.	(Continued)

b.	All outstanding debts are not subject to adjustment clauses.

Law No. 19,550 Section 33
	Trade account Payable	Panamerican Mall S.A.	Banco Hipotecario S.A.	FyO.Com	Cresca	Emprendimiento Recoleta S.A.	Cactus
		Trade account Payable	Trade account Payable	Trade account Payable	Trade account Payable	Trade account Payable	Trade account Payable
Outstanding balances accruing interests	—	—	—	—	—	—	—
Outstanding balances not accruing interests	98,754	—	11	—	93	—	4,624

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Cactus	Nuevas Fronteras S.A.	Cyrsa S.A.	Panamerican Mall S.A.	EAASA	APSA
	Short-term debts	Short-term debts	Salaries and social security payable	Taxes payable	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Other Liabilities	Provisions
Outstanding balances accruing interests	971,981	5,256	—	—	—	—		—	—	—	—	—	—
Outstanding balances not accruing interests	5,674	52	20,234	107,243	12,044	116,126	12,651	13	85	5	2,838	17,147	1,689

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of September 30, 2011 are described in captions 3,4,5 and 6 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of September 30, 2011 there were advance payments to directors for Ps. 242, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Márgenes Agropecuarios”).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period/year.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)

(In thousands of pesos)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the period / year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured (in pesos)	Book value (in pesos)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	207,409	46,617
Vehicles	Third parties, theft, fire and civil liability	4,985	1,943

16.	CONTINGENCIES

As of September 30, 2011 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the Financial Statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	As of September 30, 2011	As of September 30, 2010	As of September 30, 2009	As of September 30, 2008	As of September 30, 2007
Current Assets	2,301,314	1,544,220	1,070,435	544,873	157,154
Non-current Assets	7,358,366	5,591,572	4,998,855	1,383,173	924,748

	9,659,680	7,135,792	6,069,290	1,928,046	1,081,902

Current Liabilities	2,343,889	1,362,395	1,253,580	187,438	189,200
Non-current Liabilities	3,079,917	2,085,005	1,423,797	44,803	75,098

	5,423,806	3,447,400	2,677,377	232,241	264,298

Minority Interest	2,097,243	1,644,254	1,491,629	1,211	900

Shareholders’ Equity	2,138,631	2,044,138	1,900,284	1,694,594	816,704

	9,659,680	7,135,792	6,069,290	1,928,046	1,081,902

Comparative Income Structure

	As of September 30, 2011	As of September 30, 2010	As of September 30, 2009	As of September 30, 2008	As of September 30, 2007
Operating income (loss)	191,675	183,649	90,275	(8,032)	(7,168)
Financial and holding results	(167,269)	(74,349)	(42,448)	6,175	(1,916)
Other income and expenses, net and gain equity investees	17,002	19,596	97,605	(36,037)	(6,820)
Management agreement fees	(116)	(5,761)	(6,803)	—	—

Operating Net income	41,292	123,135	138,629	(37,894)	(15,904)
Income tax expense:	(23,809)	(23,946)	(15,376)	546	3,365
Minority interest	(16,445)	(47,339)	(61,426)	(51)	(63)

Net income	1,038	51,850	61,827	(37,399)	(12,602)

Production volume

	Three-month period September 30, 2011	Accumulated July 1, 2011 September 30, 2011	Three-month period September 30, 2010	Accumulated July 1, 2010 September 30, 2010	Three-month period September 30, 2009	Accumulated July 1, 2009 September 30, 2009	Three-month period September 30, 2008	Accumulated July 1, 2008 September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 September 30, 2007
Beef Cattle (in Kgs.)	1,257,924	1,257,924	918,000	918,000	413,000	413,000	830,310	830,310	1,442,226	1,442,226
Butyraceous (in Kgs.)	174,587	174,587	230,845	230,845	208,165	208,165	201,890	201,890	182,040	182,040
Crops (in quintals)	554,042	554,042	509,636	509,636	151,415	151,415	157,000	157,000	91,847	91,847

Cresud Sociedad Anónima,

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Sales volume

	Three-month period September 30, 2011	Accumulated July 1, 2011 to September 30, 2011	Three-month period September 30, 2010	Accumulated July 1, 2010 to September 30, 2010	Three-month period September 30, 2009	Accumulated July 1, 2009 to September 30, 2009	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007
Beef Cattle (in Kgs.)	3,153,406	3,153,406	2,483,546	2,483,546	2,081,841	2,081,841	1,923,201	1,923,201	4,668,848	4,668,848
Butyraceous (in Kgs.)	174,587	174,587	230,845	230,845	208,165	208,165	201,890	201,890	182,040	182,040
Crops (in quintals)	569,354	569,354	830,920	830,920	616,503	616,503	763,517	763,517	375,683	375,683

Local Market

	Three-month period September 30, 2011	Accumulated July 1, 2011 to September 30, 2011	Three-month period September 30, 2010	Accumulated July 1, 2010 to September 30, 2010	Three-month period September 30, 2009	Accumulated July 1, 2009 to September 30, 2009	Three-month period September 30, 2008	Accumulated July 1, 2008 to September 30, 2008	Three-month period September 30, 2007	Accumulated July 1, 2007 to September 30, 2007
Beef Cattle (in Kgs.)	3,153,406	3,153,406	2,483,546	2,483,546	2,081,841	2,081,841	1,923,201	1,923,201	4,668,848	4,668,848
Butyraceous (in Kgs.)	174,587	174,587	230,845	230,845	208,165	208,165	201,890	201,890	182,040	182,040
Crops (in quintals)	569,354	569,354	830,920	830,920	616,503	616,503	763,517	763,517	375,683	375,683

Export (not applicable)

Ratios

	As of September 30, 2011	As of September 30, 2010	As of September 30, 2009	As of September 30, 2008	As of September 30, 2007
Liquidity	0.98	1.13	0.85	2.907	0.831
Solvency	0.39	0.59	0.71	7.297	3.090
Non-current assets to assets	0.76	0.78	0.82	0.717	0.855
Return on Equity (1)	0.0005	0.03	0.03	(0.022)	(0.015)

(1)	Result of the period divided average shareholder’s equity.

BUSINESS HIGHLIGHTS

Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. In addition, as it was provided, the process for the initial identification of regularly differences is already finished and also beginning to evaluate the necessary changes in procedures and sistems in order to adapt them to the new requirements.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms.

BUSINESS HIGHLIGHTS

Buenos Aires, November 11, 2011 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today its results for the first three months of fiscal year 2012 ended September 30, 2011.

In ARS MM	IQ 12	IQ 11	YoY Var
Agribusiness segment sales	324.1	161.7	100.4%
Agribusiness production income	140.8	35.1	300.7%
Real estate segment sales	343.5	307.3	11.8%
Gross income	289.5	259.4	11.6%
Operating income	191.7	183.6	4.4%
Net income	1.0	51.9	-98.0%

During the past fiscal year we increased our interest in BrasilAgro to 35.75%. Therefore, we present our financial statements in consolidated form to include the accounts of BrasilAgro.

•

During this period we have observed very good soil humidity conditions in most of the areas where the coarse crop planting process (including soybean, corn and sunflower) is set to begin. In addition, we have started planting activities in most of the areas allocated to wheat production.

•	On September 21, we acquired under a private transaction an additional 5.1% equity interest in IRSA for a total amount of USD 30.1 million. In this way, we increased our interest in IRSA to 63.2%.

•

During this quarter, sales from the agribusiness segment doubled as compared to those for the same period of the previous year. This was driven mainly by a 287.8% increase in the sale of Crops (as a result of the consolidation of BrasilAgro and sales of crops corresponding to the 2010/2011 season) which exceeded by ARS 153.9 million the sales recorded in the first quarter of fiscal year 2011. The Beef Cattle business’ contribution to sales was 51.4% higher, thanks to an increase in ton production and sustained price levels in the domestic market.

•

Production from the Agribusiness segment grew strongly thanks to the consolidation of our subsidiary BrasilAgro and the late harvesting of corn crops in our Argentine farms. All this led to a 439.4% increase in Crop production. In addition, we increased revenues from Beef Cattle Production by 235.0%.

•

Despite the increase in Sales and Production from the Agribusiness segment, Gross Profit from this segment grew to a lesser extent, as it was offset by the Gross Profit from the Sale of Farms segment, which was lower by ARS 15.1 million.

•	Sales from the Real Estate segment increased 11.8% thanks to the good performance of the rental segments, offset by the disposition and deconsolidation of the consumer finance business.

•

Gross Profit grew by 11.6%, explained by an increase of 32.5% in Gross Profit from the Agribusiness segment (which reached ARS 78.2 million), a 5.5% increase in Gross Profit from the Real Estate segment (which totaled ARS 211.5 million) and a gross loss of ARS 0.2 million from the Feed Lot/Meat Packing segment.

•

Operating Income totaled ARS 191.7 million, an increase of 4.4%. This rise is explained by a fall of ARS 14.1 million in operating income from the Agribusiness segment due to lower income from Sales of Farms and Holdings of Beef Cattle, an ARS 4.3 million loss from the Feed Lot/Meat Packing segment, and an increase in operating income from the Real Estate segment (mainly Shopping Centers) which totaled ARS 26.4 million.

•

Net Income for the period amounted to ARS 1.0 million compared to ARS 51.9 million in the first quarter of 2011. This was caused mainly by higher financial charges, which totaled ARS 167.3 million compared to ARS 74.3 million in the same quarter of the previous fiscal year. The reason for this decrease was a loss from changes in exchange rates resulting from the depreciation of the exchange rate that affects our liabilities denominated in dollars, for ARS 49.0 million (vs. ARS 2.4 million in the first quarter of fiscal year 2011) and a loss from other financial assets for ARS 62.4 million (vs. ARS 18.2 million) mostly due to the revaluation at market values of certain assets held of by our subsidiary IRSA.

Description of Operations1

Crop Production

Income Statement (in thousands of ARS)	IQ 12			IQ 11			YoY Var
	Local	Int.	Total	Local	Int.	Total	Local	Int.	Total
Production revenues	63,286	61,225	124,511	20,295	2,789	23,084	211.8%	2,095.2%	439.4%
Cost of production	-41,814	-65,087	-106,901	-19,502	-3,369	-22,871	114.4%	1,831.9%	367.4%
Gross Income (loss) from production	21,472	-3,862	17,610	793	-580	213	2,607.7%	565.9%	8,167.6%
Sales	116,427	90,919	207,346	49,082	4,379	53,461	137.2%	1,976.3%	287.8%
Cost of sales	-96,388	-92,546	-188,934	-42,548	-4,225	-46,773	126.5%	2,090.4%	303.9%
Gross Income (loss) from sales	20,039	-1,627	18,412	6,534	154	6,688	206.7%		175.3%
Gross Profit (loss)	41,511	-5,489	36,022	7,327	-426	6,901	466.5%	1,188.5%	422.0%
Selling expenses	-21,241	-2,534	-23,775	-8,381	-411	-8,792	153.4%	516.5%	170.4%
Holding results	6,288	1,237	7,525	-4,063	20	-4,043		6,085.0%
Business margin	26,558	-6,786	19,772	-5,117	-817	-5,934		730.6%
Administrative expenses	-7,314	-17,369	-24,683	-3,530	-1,200	-4,730	107.2%	1,343.4%	420.8%
Operating income (loss)	19,244	-24,155	-4,911	-8,647	-2,017	-10,664		901.1%	-79.3%

Agribusiness (thousands of tons)	Production			Sales
	IQ 12	IQ 11	YoY Var	IQ 12	IQ 11	YoY Var
Wheat	1.0	1.7	-41.2%	2.7	2.7	1.7%
Corn	106.8	42.3	152.5%	87.3	58.8	48.6%
Sunflower	0.2	0.9	-74.3%	6.9	1.6	343.5%
Soybean	2.2	0.4	493.2%	43.6	4.1	961.0%
Sugarcane	556.0	—	—	415.8	—	—
Other	28.0	5.8	386.4%	13.0	16.0	-18.9%
Total	694.2	51.0	917.2%	569.4	83.1	585.2%

•

As from this quarter we have started to consolidate results from our subsidiary BrasilAgro. For this reason, our Production Income has been much higher than in the past year (a 439.4% increase), mainly reflecting the production of sugarcane, which contributed 556,022 additional tons.

•

Moreover, revenues and income from production of crops at domestic level increased by 211.8% and 2,607.7%, respectively. This increase is explained by the fact that corn harvesting was completed during the quarter reported herein , i.e. after the closing of fiscal year 2011.

•	In addition, sales revenues were affected by the same reasons, namely, the consolidation of BrasilAgro and the impact of the 2010/2011 season during this period.

•

The delay in completing harvesting results from our diversification policy, not only in terms of geographic regions and crops, but also in planting timing. In this way, we diversify the weather risks to which our crops are exposed.

•

By consolidating BrasilAgro’s production we experienced a strong increase in production volumes, led by sugarcane, offsetting the fall in the average price of our crops (60% lower) which reached ARS 179.4 per ton. Sugarcane is a voluminous crop with ton prices lower than the average prices of the other crops in our portfolio.

•

Sales revenues experienced the same effect, as they grew 287.8% as compared to the same period of the previous year. This increase is explained by an improvement of approximately six times in sales volumes, offset by a 43.4% decline in average prices, reaching an average sales price of ARS 364 per ton, also due to the impact of BrasilAgro’s consolidation and the addition of sugarcane.

[1]	Excludes Agro-Uranga S.A. (35.72% of 8,299 has). As of September 30, 2011 it includes information on BrasilAgro as a result of its consolidation as of June 30, 2011.

Area in Operation- Crops (has)[2]	As of 09/30/11	As of 09/30/10	YoY Var
Own farms[3]	126,275	57,853	118.3%
Leased farms	40,968	51,695	-20.8%
Farms under concession	8,768	13,324	-34.2%
Own farms leased to third parties	30,906	8,705	255.0%
Total Area Assigned to Crop Production	206,917	131,577	57.3%

•

The 57.3% increase results from the fact that in this period we fully consolidated all the farms of our subsidiary BrasilAGro, thus adding 59,968 hectares to the own farms line. On the other hand, we added around 2,600 hectares from “La Esmeralda” and 2,600 hectares from “La Suiza” farms, which were transformed from livestock areas to agricultural areas. Besides, we added 1,200 new hectares that were under development in our farm in Paraguay and nearly 2,200 hectares in Bolivia, as a result of the sales and acquisitions made in the previous fiscal year.

•

During the season that starts in this quarter, we have reduced the area of leased farms assigned to crop production, driven mostly by our decision to apply a strict criterion regarding the target margin in each farm, given the higher volatility observed in the crops market.

•

The decrease in the area in operation assigned to crop production in the farms of Agropecuaria Anta (long term concession granted to Cresud) results from the fact that we have increased the area in operation in this farm which we lease to third parties.

•

In line with the foregoing, the increase by 22,201 hectares of farms leased to third parties is broken down as follows: 12,440 hectares correspond to BrasilAgro’s farm “Preferencia”, 6,868 hectares from the concession and 2,893 from farms that Cresud has in Argentina, mainly “Los Pozos”.

•

During this quarter we started planting activities for the 2011/2012 season, with good soil humidity conditions. As of September 30,2011, we had planted close to 12,000 hectares in Argentina, consisting mainly of 6,500 hectares of wheat, 2,500 of corn and 2,700 of sunflower.

[2]	Includes surface area under double cropping totaling 19,386 hectares
[3]

Includes the “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, respectively, located in Santa Cruz, Bolivia, and the “Jerovia” farm, located in the District of Boquerón, Republic of Paraguay. As of September 30, 2011 includes the “Cremaq”, “Jatoba”, “Alto Taquari”, “Araucaria”, “Chaparral”, “Nova Buriti”, “Preferencia” and “Horizontina” farms located in the Federal Republic of Brazil.

Beef Cattle Production

Income Statement (in thousands of ARS)	IQ 12	IQ 11	YoY Var
Production revenues	9,240	2,758	235.0%
Cost of production	-9,195	-5,701	61.3%
Gross income (loss) from production	45	-2,943	-101.5%
Sales	22,997	15,192	51.4%
Cost of sales	-23,347	-15,348	52.1%
Gross income (loss) from sales	-350	-156	124.4%
Gross Loss	-305	-3,099	-90.2%
Selling expenses	-1,863	-551	238.1%
Holding results	8,956	16,127	-44.5%
Business margin	6,788	12,477	-45.6%
Administrative expenses	-5,962	-2,595	129.7%
Operating income (loss)	826	9,882	-91.6%

Beef Cattle (tons)	IQ 12	IQ 11	YoY var
Beef Cattle Production	1,258	918	37.0%
Beef Cattle Sales	3,153	2,484	26.9%

•

Production revenues tripled as compared to the same period of the previous year. This increase is explained by a 37.0% rise in tons produced and a 144.5% increase in the average price per ton produced.

•

Sales revenues increased 51.4% compared to the same period of the previous year. This rise was driven by a 27.0% increase in amounts sold and a 19.2% rise in prices, reaching an average sales price of ARS 7.29 per kilo.

•

Although our ton production was 37.0% higher than in the first quarter of fiscal year 2011, production costs increased by 61.3%. This was caused, inter alia, by the fact that we increased our production in Feed Lots (in “Los Pozos” farm) to the detriment of traditional production in pasturing farms. This allowed us to accelerate production and take advantage of the sustained prices prevailing in the beef cattle market.

•

Nevertheless, our holding results were lower than in the same quarter of the previous fiscal year as prices did not increase at the same rate as at that moment. This is why the business margin is 45.6% lower.

Area in Operation – Beef Cattle (has)	As of 09/30/11	As of 09/30/10	YoY Var
Own farms	83,868	90,074	-6.9%
Leased farms	12,635	12,635	0.0%
Own farms leased to third parties	1,143	1,143	0.0%
Total Area Assigned to Beef Cattle Production	97,646	103,852	-6.0%

•

The decrease in the area of own farms assigned to beef cattle production is explained by the transformation of La Esmeralda and La Suiza farms into agricultural lands, carried out in the previous fiscal year.

Stock of Cattle Heads	As of 09/30/11	As of 09/30/10	YoY Var
Breeding stock	49,495	54,930	-9.9%
Winter grazing stock	20,737	12,281	68.9%
Milk farm stock	6,734	8,776	-23.3%
Total Stock	76,966	75,987	1.3%

Milk Production

Income Statement (in thousands of ARS)	IQ 12	IQ 11	YoY Var
Production revenues	7,062	9,301	-24.1%
Cost of production	-6,464	-6,773	-4.6%
Gross income (loss) from production	598	2,528	-76.3%
Sales	6,584	8,272	-20.4%
Cost of sales	-6,584	-8,272	-20.4%
Gross income from sales	—	—	0.0%
Gross Profit	598	2,528	-76.3%
Selling expenses	-191	-222	-14.0%
Holding results	—	—	0.0%
Business margin	407	2,306	-82.4%
Administrative expenses	-374	-350	6.9%
Operating income (loss)	33	1,956	-98.3%

•

Gross profit from the milk segment for the first quarter of fiscal year 2012 was significantly lower than in the same period of the previous fiscal year. Such variation is explained by the fall in production volumes resulting from the sale of “La Juanita” farm, which could not be offset by the 12.1% improvement in average prices.

Area in Operation – Dairy Business (has)	As of 09/30/11	As of 09/30/10	YoY Var
Own farms	2,958	4,717	-37.3%

•	The following table shows the decrease in the area assigned to milk production due to the sale of La Juanita farm and subsequent consolidation of our entire production in the El Tigre farm.

Milk Production	IQ 12	IQ 11	YoY Var
Milk Production (liters)	4,093	5,799	-29.4%
Milk Sales (liters)	4,022	5,665	-29.0%
Daily average milking cows (heads)	2,028	3,331	-39.1%
Milk Production / Milking Cow / Day (liters)	22.2	19.1	15.9%

•	Following the consolidation of our milk production in the El Tigre farm, we increased its production by 50% as we added a new milking shift, thus achieving around-the-clock operation.

•

The first quarter of fiscal year 2012 has shown good results in terms of production, reaching 22.2 liters per milking cow per day. Our goal for this fiscal year is to ensure 20 liters per day, surpassing the 19 liters per day average recorded in the previous fiscal year.

•	In addition to the good production performance, sustained prices have been observed in the domestic market.

Purchase and Sale of Farms and Other

Income Statement (in thousands of ARS)	IQ 12	IQ 11	YoY Var
Sales	66,555	71,096	-6.4%
Cost of sales	-32,248	-21,652	48.9%
Income (loss) from sales	34,307	49,444	-30.6%
Administrative expenses	—	-2,163	-100.0%
Operating Income	34,307	47,281	-27.4%

•

During this quarter, our subsidiary BrasilAgro sold its Sao Pedro farm, a 2,447 hectare property with 1,724 hectares suitable for crops. Located in the State of Goiás, this farm had been acquired in 2006 for BRL 9.9 million and during the years in which BrasilAgro had possession of it, it received investments for BRL 0.4 million. As the transaction was agreed for BRL 26.1 million, it generated a 153% gain over the invested amount.

•	Results from this segment are lower, as during the first quarter of fiscal year 2011 we had sold La Juanita farm.

Land Reserves (has)	As of 09/30/11	As of 09/30/10	YoY Var
Own farms	328,379	225,314	45.7%
Farms under concession	109,228	111,540	-2.1%

Surface area under irrigation (has)	As of 09/30/11	As of 09/30/10	YoY Var
Own farms	2,305	2,305	0.0%
Own farms leased to third parties	1,457	1,457	0.0%

IRSA Inversiones y Representaciones S.A.

As of September 30, 2011, our equity interest in IRSA was 63.22%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•

The acquisition, development and operation of shopping centers, through its 94.9% interest in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 300,000 square meters of Gross Leaseable Area.

•

The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 150,000 square meters of office leaseable space.

•	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

•	The acquisition and exploitation of luxury hotels.

Moreover, IRSA currently owns a 29.77% interest in Banco Hipotecario, one of the leading financial institutions in Argentina.

The following information has been extracted from the consolidated financial statements of our controlled company IRSA as of September 30, 2011:

In thousands of ARS	IQ 12	IQ 11	YoY Var
Revenues	343.7	306.8	12.0%
Operating Income	163.7	138.0	18.6%
Depreciation and Amortization	44.2	39.6	11.5%
EBITDA[4]	207.9	177.6	17.1%
Net Income	5.7	56.2	-89.9%
Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its webpage (www.irsa.com.ar), in the Argentine Comisión Nacional de Valores website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

4	EBITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

Valores website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

Financial Indebtedness and Other

As of September 30, 2011 Cresud had a total net indebtedness of USD 727.3 million equivalent, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness5:

Description	Issue Currency	Outstanding Amount [1]	Rate	Maturity
Bank overdraft	ARS	48.66	Variable	<31 days
Export prefinancing	USD	47.15	Variable	< 365 days
Cresud’s Tranch II Series III Notes	ARS	8.48	Badlar + 400bps	Apr-12
Cresud’s Tranch II Series IV Notes	USD	17.84	7.75%	Jul-12
Bolivia farms [2]	USD	7.70	—	Jun-12/Oct-12
Cresud’s Tranch III Series V Notes	ARS	25.42	Badlar + 375 bps	Dec-12
Cresud’s Tranch III Series VI Notes	USD	34.85	7.50%	Mar-13
Cresud’s Tranch III Series VII Notes	USD	2.08	4.00%	Mar-13
Cresud’s Tranch IV Series VIII Notes	USD	60.00	7.50%	Sep-14
Cresud’s Total Debt		252.17
Short-term debt	ARS/USD	123.66	Variable	< 365 days
Other loans	ARS	3.57	15.75%	< 416 days
HASA [3]	USD	4.72	6.45%	Mar-12/Sep-12
Edificio República	USD	13.42	12.00%	Apr-13
Nobleza Piccardo Debt	USD	23.10	7.50%	Jun-14
IRSA’s Notes due 2017 (int.)	USD	150.00	8.50%	Feb-17
IRSA’s Notes due 2020 (int.)	USD	150.00	11.50%	Jul-20
BACS Debt	USD	0.26
IRSA’s Total Debt		468.72
Short-term debt	ARS	1.05	12.50%	< 7 days
APSA’s Series II Notes due 2012 (int.) [4]	ARS	10.47	11.00%	Jun-12
APSA’s Series I Notes due 2017 (int.) [6]	USD	120.00	7.88%	May-17
Soleil/Tucumán Debt	USD	13.91	5.00%	Jul-17
Other Debts	USD	5.68
APSA’s Total Debt [7]		151.10
Total Consolidated Debt		871.99
Consolidated Cash		144.70
Net Debt		727.29

[1]	Principal face value in USD at an exchange rate of 4.205 ARS = 1 USD, without considering elimination of balances with subsidiaries.
[2]	Acquisition of farmlands in Bolivia by Acres del Sud.
[3]	Hoteles Argentinos S.A.
[4]	As of 09/30/11 IRSA held a face value of US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million.
[5]	67% of the debt is held by APSA and the remaining 33% is held by Torodur.
[6]	As of 09/30/11 APSA had repurchased a face value of US$ 10.0 million.
[7]	APSA excludes Convertible Notes due 2014. Outstanding principal: USD 31,746,502

Purchase of IRSA’s Shares

On September 21 we announced that under a private transaction we had agreed to purchase 2,960,302 ADRs of IRSA equivalent to 5.1% of its outstanding stock capital, for a total amount of USD 30.1 million. In this way, as of such date our interest in IRSA reached 63.2%.

International Issue of Series VIII Notes

On September 7, we issued notes for the first time abroad under our Global Note Program. These Notes were issued under Regulation S, ISIN:XS0673511423, for USD 60.0 million, at a fixed rate of 7.5%, providing for a single bullet payment and maturing in 2014. They were assigned a B rating by Fitch.

Shareholders’ Meeting dated October 31, 2011

On October 31, 2011 our General Shareholders’ Meeting was held, where the following resolutions, among others, were adopted:

•	to ratify the dividend approved by the Board of Directors for an amount of ARS 69.0 million;

•	to allocate 5% of the income for fiscal year 2011 (ARS 10.6 million) to the “Legal Reserve” account;

[5]	Excludes BrasilAgro’s consolidated debt.

•	to pay a cash dividend of ARS 63.8 million and to allocate the balance to the “Freely Available Reserves” account;

•

to allocate the treasury shares to an incentive plan for certain employees of Cresud for an amount of up to 1% of Cresud’s outstanding stock capital and to delegate to the Board of Directors the power to determine the price, term, form, methods, opportunities and further conditions applicable to the plan;

•	that the personal asset tax amount paid, for an amount equivalent to ARS 9.3 million, be fully absorbed by the Company, for as long as such decision is not modified by the shareholders’ meeting.

IRSA’s Shareholders’ Meeting dated October 31, 2011

On October 31, 2011 our subsidiary IRSA (in which we hold a 63.22% equity interest) held its General Shareholders’ Meeting, where the following resolutions, among others, were adopted:

•	to allocate 5% of the income for fiscal year 2011 (ARS 14.1 million) to the “Legal Reserve” account;

•	to pay a cash dividend of ARS 211.6 million and to allocate the balance to the “Freely Available Reserves” account;

•	that the personal asset tax amount paid, for an amount equivalent to ARS 4.3 million, be fully absorbed by the Company, for as long as such decision is not modified by the shareholders’ meeting;

•

to allocate an amount of up to 1% of IRSA’s outstanding stock capital to an incentive plan for certain employees of IRSA providing for the repurchase of shares, and to delegate to the Board of Directors the power to determine the price, term, form, methods, opportunities and further conditions applicable to the plan.

Prospects for the Next Fiscal Year

During this period there have been optimum soil humidity conditions in most of the areas where the coarse crop planting process (including soybean, corn and sunflower) is set to begin. In addition, we have started planting activities in most of the areas allocated to wheat production. However, we remain alert to the probability of a slight “La Niña” effect at the beginning of the summer, that would bring droughts as it happened last year. By the end of the next quarter we will have a clearer view of the total number of hectares planted with crops and will be able to anticipate their yield.

In the past months crop market prices have shown to be volatile and the government has persistently intervened in the domestic market, leading to a certain degree of uncertainty. We do not expect that this scenario will change in the near future, and have thus maintained a more conservative position in connection with our hedging strategies.

Beef cattle and milk prices are expected remain steady, following the trend observed in the past months, and we project that production from our businesses will mirror the levels attained during this quarter.

As concerns agricultural development, we have made substantial transformations in “La Suiza” and “La Esmeralda” farms, converting them from beef cattle production lands-of lower economic performance-into agricultural production areas. On the other hand, we have started the development of new areas in “Los Pozos” and the concession which we expect to continue developing in the future.

Free translation from the original prepared in Spanish for publication in Argentina

Interim review report

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2011 and 2010, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2011 and 2010 and the complementary notes 1 to 26 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, at September 30, 2011 and 2010, and the related consolidated statements of income and of cash flows for the three-month periods ended September, 2011 and 2010 and notes 1 to 17, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2011 and 2010, on which we issued our unqualified report dated September 8, 2011, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2011 and 2010 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2011.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements were transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At September 30, 2011, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 5,155,161 none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2011.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: December 6, 2011